99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

LATHAM & WATKINS

RECEIVED
2007 APR 18 A 8:17
ICE OF INTERNATIONAL
CORPORATE FINANCE

FIRM / AFFILIATE OFFICES
Barc [redacted]
Brus
Chic
Frar
Han
Hon

07022612

London	San Francisco
Los Angeles	Shanghai
Madrid	Silicon Valley
Milan	Singapore
Moscow	Tokyo
Munich	Washington, D.C.

16 April 2007

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

File No. 82-03382

SUPPL

Ladies and Gentlemen,

Iberdrola S.A. - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File No. 82-03382

On behalf of Iberdrola S.A. ("**Iberdrola**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

Tab	Document	Date
1	Amended By-laws	Approved at the General Shareholders' Meeting on 29 March 2007
2	Rules for the General Shareholders' Meeting	Approved at the General Shareholders' Meeting on 29 March 2007
3	Regulations for the Board of Directors	Approved by the Board of Directors on 20 February 2007, with effect from 29 March 2007
4	Regulations of the Audit and Compliance Committee	Approved by the Board of Directors on 20 February 2007, with effect from 29 March 2007
5	Regulations of the Nominating and Compensation Committee	Approved by the Board of Directors on 20 February 2007, with effect from 29 March 2007
6	Internal Regulations for conduct in the Securities Market	Approved by the Board of Directors on 20 February 2007, with effect from 28 April 2007
7	Investors quarterly report	First Quarter 2007
8	Notification of Iberdrola's transactions on April 3 related to its own shares	4 April 07
9	Notification of Iberdrola's share transactions on April 3on the basis of discretionary management of the clients'/ investors' funds	4 April 07

PROCESSED
APR 2 3 2007
THOMSON FINANCIAL

Dlw 4/19

10	Notification of Iberdrola's transactions on April 4 related to its own shares	4 April 07
11	Notification of Director transactions in Iberdrola's shares on April 2	4 April 07
12	Notification of Iberdrola's transactions on April 10 related to its own shares	10 April 07
13	Press release announcing Iberdrola's acquisition of US wind power company CPV Wind Ventures	11 April 07
14	Notification of Iberdrola's share transactions on April 10 on the basis of discretionary management of the clients'/ investors' funds	11 April 07
15	Notification of Director transactions in Iberdrola's shares on April 10	11 April 07
16	Notification of Iberdrola's share transactions on April 11 on the basis of discretionary management of the clients'/ investors' funds	12 April 07
17	Notification of Iberdrola's share transactions on April 12 on the basis of discretionary management of the clients'/ investors' funds	13 April 07

Please feel free to call me at 011-44-20-7710-1076 if you have any questions.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

Michael S. Immordino (by Silvia Hanson)

Michael S. Immordino
of LATHAM & WATKINS

Enclosures

IBERDROLA

BY-LAWS

OF

IBERDROLA, S.A.

CURRENT TEXT
APPROVED BY THE GENERAL SHAREHOLDERS' MEETING
HELD ON MARCH 29, 2007

TITLE I. THE COMPANY AND ITS SHARE CAPITAL

Chapter I. General Provisions

Article 1. Corporate Name

The Company is named IBERDROLA, S.A., and shall be governed by these By-Laws *[Estatutos Sociales]*, legal provisions relating to corporations and other applicable laws and regulations.

Article 2. Corporate Purpose

1. The purpose of the Company is:

   (a) To carry out all manner of activities, construction work and services in and of themselves or with respect to the business of production, transmission, switching and distribution or supply of electric power or electricity by-products and applications thereof, and the raw material or energy needed for the generation thereof; energy, engineering, information-technology, telecommunications and Internet-related services; water treatment and distribution; the integral provision of urban and gas supply, as well as other gas storage, regasification, transportation or distribution activities; which will be carried out indirectly through the ownership of shares or equity interests in other companies that will not engage in the supply of gas.

   (b) The distribution, representation and marketing of all manner of goods and services, products, articles, merchandise, software programs, industrial equipment and machinery, tools, utensils, spare parts and accessories.

   (c) The investigation, study and planning of investment and corporate structuring projects, as well as the promotion, creation and development of industrial, commercial or service companies.

   (d) The provision of services assisting or supporting companies and businesses in which it has an interest or which are within its corporate group, for which purpose it may provide appropriate guarantees and bonds in favor thereof.

2. The aforementioned activities may be carried out in Spain as well as abroad, and may be carried out, in whole or in part, either directly by the Company or through the ownership of shares or equity interests in other companies, subject in all cases and at all times to applicable legal provisions for each industry, especially the electricity industry.

Article 3. Duration of the Company

The duration of the Company shall be indefinite, its operations having commenced on the date of formalization of its deed of incorporation.

Article 4. Registered Office and Branches

1. The registered office of the Company shall be in Bilbao (Biscay), at calle del Cardenal Gardoqui, number eight (8), and it may establish branches, agencies, local offices and delegations in Spain and abroad pursuant to applicable legal provisions.

2. Such registered office may be transferred to another location within the same municipal area by resolution of the Board of Directors, which may also make decisions regarding the creation, elimination or transfer of the branches, agencies, local offices and delegations mentioned in the preceding paragraph.

Chapter II. Share Capital and Shares

Article 5. Share Capital

The share capital is two billion seven hundred four million six hundred forty-seven thousand five hundred forty-three (2,704,647,543) euros, represented by nine hundred one million five hundred forty-nine thousand one hundred eighty-one (901,549,181) ordinary shares having a nominal value of three (3) euros each, and numbered consecutively from one (1) to nine hundred one million five hundred forty-nine thousand one hundred eighty-one (901,549,181), both inclusive, belonging to a single class and series, which are fully subscribed and paid-up.

Article 6. Representation of the Shares

1. The shares shall be represented in book-entry form, and as regards their nature as book entries, they shall be governed by securities market rules and regulations and other applicable legal provisions. Admission to the official listing thereof may be requested on domestic as well as foreign stock exchanges pursuant to applicable legislation.

2. The Company shall acknowledge as a shareholder any party which appears entitled thereto in the entries of the corresponding book-entry registries.

3. Modifications to features of shares represented by book entries, once formalized in accordance with the provisions of the Companies Law *[Ley de Sociedades Anónimas]* and the regulations of the securities market, shall be published in the Official Bulletin of the Commercial Registry *[Boletín Oficial del Registro Mercantil]* and in one of the newspapers of wider circulation in Biscay.

Article 7. Capital Calls

1. If shares have not been entirely paid up, this circumstance shall be reflected in the corresponding book entry.

2. Capital calls must be paid within the period fixed by the Board of Directors, within legal limits, if any, and in cases of arrears, the Board shall adopt appropriate resolutions pursuant to applicable legal provisions.

3. A shareholder who is delinquent in the payment of capital calls may not exercise the right

to vote. The amount of such shareholder's shares shall be deducted from share capital for calculating a quorum. Such shareholder shall also not have the right to receive dividends or the pre-emptive right to subscribe to new shares or convertible debentures.

Once the amount of the capital calls and interest thereon has been paid, the shareholder may make a claim for payment of unexpired dividends, but may not make a claim for pre-emptive rights if the period for the exercise thereof has already lapsed.

Article 8. Shareholder Status

1. A share confers upon its legitimate holder the status of shareholder, and vests such holder with the rights granted by Law and by these By-Laws.

2. The shares shall be indivisible. Co-owners of one or more shares must designate a single person for the exercise of shareholder rights, and shall be jointly and severally liable to the Company for all obligations arising from their status as shareholders.

3. In the case of beneficially-owned shares *[usufructo de acciones]*, the bare owner shall be qualified as the designated shareholder, with the beneficial owner having the right in all cases to the dividends issued by the Company during the period of beneficial ownership.

   In the event of a pledge of shares, the exercise of shareholder rights belongs to the owner thereof.

4. Ownership of shares entails absolute compliance with the By-Laws and submission to duly adopted decisions made within the authority of the decision-making bodies and management of the Company.

Chapter III. Increase and Reduction in Share Capital

Article 9. Increase in Capital Stock

1. The share capital may be increased by resolution of the shareholders acting at a General Shareholders' Meeting with the requirements established for such cases by the Companies Law then in effect and in accordance with the various methods authorized thereby. The increase may be effected by the issuance of new shares or by an increase in the nominal value of existing shares, and the par of exchange for the increase may consist of cash contributions (including the set-off of loans), non-cash contributions or the conversion of reserves into capital. The increase may be effected in part with a charge against new contributions and in part with a charge against reserves.

2. Unless expressly provided otherwise in the resolution, if the increase in capital stock is not fully subscribed within the period established for such purpose, the capital shall be increased by the amount of subscriptions which have occurred.

Article 10. Authorized Capital

1. The shareholders acting at a General Shareholders' Meeting may, in accordance with the requirements established for amendment of the By-Laws and within the limits and conditions fixed by Law, delegate to the Board of Directors, with powers of substitution, if any, the power to approve an increase in share capital on one or more occasions. When the shareholders delegate this power to the Board of Directors, they may also grant it the power to exclude pre-emptive rights with respect to the issuance of shares subject to the delegation, within the terms and requirements established by Law.

2. The shareholders may also delegate to the Board of Directors, with powers of substitution, if any, the power to carry out the previously-adopted resolution to increase the share capital, within the periods set forth by Law, indicating the date or dates of execution and determining the conditions for the increase in all areas not provided for by the shareholders. The Board of Directors may make use of such delegation in whole or in part, or may refrain from using it, in view of market conditions, the condition of the Company itself or any particularly relevant fact or circumstance which the Board believes justifies such decision. A report of such decision shall be made to the shareholders at the first General Shareholders' Meeting held after the end of the period granted for the use of such delegation.

Article 11. Pre-Emptive Rights, and the Exclusion Thereof

1. In capital increases with the issuance of new shares, whether ordinary or preferred, the existing shareholders and holders of convertible debentures may, when permitted by Law, and within the period granted to them for this purpose by the Board of Directors, which shall not be less than fifteen (15) days from the publication of the announcement of the subscription offer for the new issuance in the Official Bulletin of the Commercial Registry, exercise the right to subscribe to a number of shares proportional to the nominal value of the shares they hold or which would correspond to the holders of convertible debentures if they exercised the power of conversion at that time.

2. The shareholders acting at a General Shareholders' Meeting or, if applicable, the Board of Directors, may, in furtherance of the corporate interests, exclude pre-emptive rights in whole or in part in such cases and under such conditions as are provided by Law. In particular, the corporate interests may justify the exclusion of pre-emptive rights when needed to facilitate (i) the acquisition by the Company of assets (including shares or interests in companies) which are appropriate for the furtherance of the corporate purpose; (ii) the placement of new shares in foreign markets which will allow access to sources of financing; (iii) the gathering of resources by using techniques based on the book-building likely to maximize the issue price per share; (iv) the inclusion of industrial, technological or financial partners; (v) the implementation of loyalty and compensation programs covering Directors, managers or employees, and (vi) in general, the performance of any transaction which is advisable for the Company.

3. Pre-emptive rights shall not apply when the capital increase is due to the conversion of debentures into shares or the takeover of another company or a portion of the split-off assets of another company. Such right shall also not exist when new shares are issued for exchange in a public tender offer made by the Company.

Article 12. Reduction in Capital Stock

1. In accordance with procedures provided for by law, a reduction in capital stock may be carried out by means of a reduction in the nominal value of shares, a retirement or pooling thereof in order to exchange them and, in all cases, the purpose thereof may be to return contributions, cancel capital calls, create or increase reserves, re-establish equilibrium between the capital and the assets of the Company diminished due to losses, or several of such purposes simultaneously.

2. In the event of a capital reduction in order to return contributions, payment to the shareholders may be made totally or partially in kind, provided that the conditions set forth in paragraph five of Article Fifty-Nine of the By-Laws have been met.

3. In accordance with the provisions of the Companies Law, the shareholders acting at a General Shareholders' Meeting may resolve to reduce capital in order to retire a particular group of shares, provided that such group is defined based on substantive, homogenous and non-discriminatory criteria. In such event, the measure must be approved by majority vote of the shareholders pertaining to the affected group as well as by majority vote of the rest of the shareholders remaining with the Company. The amount to be paid by the Company may not be less than the arithmetic mean of the closing prices of the Company's shares on the Continuous Market of the Stock Exchanges during the month prior to the adoption of the resolution reducing capital stock.

Chapter IV. Issuance of Debentures and Other Securities

Article 13. Issuance of Debentures

1. The shareholders acting at a General Shareholders' Meeting may, as provided by law, delegate to the Board of Directors the power to issue simple or convertible and/or exchangeable debentures. The Board of Directors may make use of such delegation on one or more occasions for a maximum period of five (5) years.

2. In addition, the shareholders acting at a General Shareholders' Meeting may authorize the Board of Directors to determine the time at which the approved issuance should take place, as well as to set other conditions not provided for in the shareholders' resolution.

Article 14. Convertible and/or Exchangeable Debentures

1. Convertible and/or exchangeable debentures may be issued with a fixed (determined or determinable) or variable exchange ratio.

2. The resolution authorizing issuance shall provide whether the power to convert or exchange belongs to the debtholder and/or the Company or, if applicable, whether the conversion will occur automatically at a particular time.

Article 15. Other Securities

1. The Company may issue notes, warrants, preferred stock and other negotiable securities

different from the ones provided for in the preceding articles.

2. The shareholders' acting at a General Shareholders' Meeting may delegate to the Board of Directors the power to issue such securities. The Board of Directors may make use of such delegation on one or more occasions for a maximum period of five (5) years.

3. The shareholders may also authorize the Board of Directors to determine the time at which the approved issuance should be carried out, as well as to set other terms not provided for in the shareholders' resolution, in accordance with applicable legal provisions.

4. The Company may also provide a guarantee of securities issued by its subsidiaries.

TITLE II. GOVERNANCE OF THE COMPANY
Chapter I. The General Shareholders' Meeting

Article 16. The General Shareholders' Meeting

1. The shareholders, meeting at a duly called General Shareholders' Meeting, shall decide, by the majorities required in each case, on the matters which may be decided at a General Shareholders' Meeting.

2. Resolutions which are duly adopted at a General Shareholders' Meeting shall bind all shareholders, including shareholders who are absent, dissenting, abstain from voting and who lack the right to vote, without prejudice to the rights they may have to challenge such resolutions.

3. The General Shareholders' Meeting is governed by the provisions of these By-Laws, its own Regulations and the provisions of Law.

Article 17. Powers of the Shareholders Acting at a General Shareholders' Meeting

1. The shareholders at a General Shareholders' Meeting shall decide the matters assigned thereto by these By-Laws, the Regulations for the General Shareholders' Meeting or the Law, and particularly regarding the following:

   (a) Appointment and removal of Directors, as well as ratification of Directors designated by interim appointment to fill vacancies.

   (b) Approval, if applicable, of the establishment of systems for compensation of the Company's Directors and senior managers, consisting of the delivery of shares or of rights therein, or a compensation that takes as its reference the value of the shares.

   (c) Appointment and removal of Auditors.

   (d) Review of corporate management and approval, if appropriate, of the financial statements from the prior fiscal year and the proposed allocation of the profits or losses thereof.

(e) Increase or reduction in share capital, as well as delegation to the Board of Directors of the power to increase capital.

(f) Issuance of debentures and other negotiable securities and delegation to the Board of Directors of the power for the issuance thereof.

(g) Authorization for the derivative acquisition of the Company's own shares.

(h) Approval and amendment of the Regulations for the General Shareholders' Meeting.

(i) Amendment of the By-Laws.

(j) Merger, split-off, transformation of the Company, dissolution and overall assignment of assets and liabilities.

2. In addition, the shareholders acting at a General Shareholders' Meeting shall decide any matter submitted to them by the Board of Directors.

Article 18. Ordinary and Extraordinary General Shareholders' Meeting

1. The shareholders acting at an ordinary General Shareholders' Meeting, which shall be previously called for such purpose, must meet within the first six (6) months of each fiscal year in order to review corporate management, approve financial statements from the prior fiscal year, if appropriate, and decide upon the allocation of profits or losses from such fiscal year. Resolutions may also be adopted at the ordinary General Shareholders' Meeting regarding any other matter within the power of the shareholders, provided that such matter appears on the agenda and that the General Shareholders' Meeting has been convened with the required share capital in attendance.

2. Any General Shareholders' Meeting not provided for in the foregoing paragraph shall be deemed an extraordinary General Shareholders' Meeting and shall be held at any time of the year, provided that the Board of Directors deems such meeting to be appropriate.

Article 19. Call of the General Shareholders' Meeting

1. The General Shareholders' Meeting must be formally called by the Board of Directors through an announcement published in the Official Bulletin of the Commercial Registry and in one of the newspapers of wider circulation in Biscay as much in advance as required by the regulations in effect at any time.

2. The Board of Directors must call a General Shareholders' Meeting in the following events:

(a) In the event set forth in paragraph one of Article Eighteen of the By-Laws.

(b) If the meeting is requested, in the manner provided for by Law, by shareholders who hold or represent at least five (5%) percent of the share capital, which request sets

forth the matters to be dealt with. In this event, the Board of Directors shall call for the General Shareholders' Meeting to be held within the statutorily prescribed deadline. The Board of Directors must include the requested matters in the agenda.

(c) When a tender offer is made for the securities of the Company, in order to report to the shareholders regarding the tender offer and to deliberate and decide upon the matters submitted for their consideration. Any shareholder or shareholders owning voting shares representing at least one (1%) percent of share capital shall have the right to request the inclusion of matters in the agenda of the General Shareholders' Meeting which must be called for this purpose.

3. The announcement of the call to meeting must contain all statements required by Law under such circumstances and must set forth the day, place and time of the meeting upon first call and all matters to be dealt with. The announcement may also, if appropriate, set forth the date on which the General Shareholders' Meeting shall proceed upon second call.

4. Shareholders representing at least five (5%) percent of the share capital may request the publication of a supplement to the call of the General Shareholders' Meeting including one or more items in the agenda.

5. The shareholder's rights mentioned in the preceding paragraphs two, letter c) and four must be exercised by duly authenticated notice that must be received at the company's registered office within five (5) days of the publication of the call to meeting. The supplement to the call to meeting mentioned in such paragraphs must be published within the statutorily prescribed deadline.

6. The shareholders at the General Shareholders' Meeting may not deliberate on or decide matters that are not included in the agenda, unless otherwise provided by law.

7. The Board of Directors may require that a Notary Public attend the General Shareholders' Meeting and prepare the minutes thereof. In any event, the Board must require the presence of a Notary under the circumstances provided by Law.

Article 20. Shareholders' Right to Receive Information

1. From the date of publication of the call of the General Shareholders' Meeting through and including the seventh day prior to the date provided for the first call to meeting, the shareholders may request in writing the information or clarifications that they deem are required, or ask written questions that they deem pertinent, regarding the matters contained in the agenda. In addition, upon the same prior notice and in the same manner, the shareholders may request information or clarifications or ask written questions regarding information accessible to the public which has been provided by the Company to the Spanish National Securities Market Commission *[Comisión Nacional del Mercado de Valores]* since the holding of the last General Shareholders' Meeting.

2. During the holding of the General Shareholders' Meeting, the shareholders may verbally request the information or clarifications that they deem appropriate regarding the matters

contained in the agenda.

3. The Board of Directors shall be required to provide the information requested pursuant to the two preceding paragraphs in the form and within the period provided by these By-Laws, the Regulations for the General Shareholders' Meeting and the Law, except in cases in which it is legally improper, including, specifically, those cases in which, in the opinion of the Chairman, publication of the information would prejudice the interests of the Company. This last exception shall not apply when the request is supported by shareholders representing at least one-fourth of the share capital.

4. The call of the ordinary General Shareholders' Meeting shall set forth the means whereby any shareholder may obtain from the Company, without charge and on an immediate basis, the documents that must be submitted for approval by the shareholders at such ordinary General Shareholders' Meeting, as well as the Management Report and the Auditors' Report.

5. When the shareholders are to deal with an amendment to the By-Laws, besides the statements required in each case by Law, the notice of the call must make clear the right of all shareholders to examine at the Company's registered office the complete text of the proposed amendment and the report thereon and to request that such documents be delivered or sent to them without charge.

6. In all cases in which the Law so requires, such information and supplemental documentation as is mandatory shall be made available to the shareholders.

Article 21. Establishment of a Quorum for the General Shareholders' Meeting

1. The ordinary as well as the extraordinary General Shareholders' Meeting shall be validly established with the minimum quorum required by applicable legislation in effect at all times, taking into account the matters appearing on the agenda.

2. Notwithstanding the provisions of the foregoing paragraph, shareholders representing two-thirds of subscribed capital with voting rights must be in attendance at the first call of the General Shareholders' Meeting, and shareholders representing sixty (60%) percent of such capital must be in attendance at the second call, in order to adopt resolutions regarding a change in the corporate purpose, transformation, total split-off, dissolution of the Company and amendment of this second paragraph of this article.

3. The absence of shareholders occurring once a quorum for the General Shareholders' Meeting has been established shall not affect the validity of the meeting.

4. If the attendance of shareholders representing a particular percentage of share capital or the consent of specific interested shareholders is required pursuant to applicable legal or by-laws provisions in order to validly adopt a resolution regarding one or more items on the agenda of the General Shareholders' Meeting, and such percentage is not reached or such shareholders are not present in person or by proxy, the shareholders shall be limited to deliberation and decision regarding those items on the agenda which do not require such percentage of capital or the presence of such shareholders in order to be decided.

Article 22. Right to Attend

1. All holders of voting shares may attend the General Shareholders' Meeting and take part in deliberations thereof, with the right to be heard and to vote.

2. In order to exercise the right to attend, shareholders must cause the shares to be registered in their name in the corresponding book-entry registry at least five (5) days prior to the day on which the General Shareholders' Meeting is to be held. This circumstance must be evidenced by means of the appropriate attendance card or validation certificate issued by the entity or entities in charge of book-entry registries, or in any other form allowed by applicable legislation.

3. The members of the Board of Directors must attend the General Shareholders' Meeting. The absence of any of such members shall not affect the validity of the General Shareholders' Meeting.

4. Managers, experts and other persons with an interest in the efficient running of corporate affairs may be authorized to attend the General Shareholders' Meeting by the Chairman thereof. In addition, the Chairman of the General Shareholders' Meeting may grant the press, financial analysts and any other person the Chairman deems appropriate access to such General Shareholders' Meeting, although the shareholders acting thereat may revoke such authorization.

Article 23. Right to Be Represented at the Meeting

1. All shareholders having the right to attend may be represented at the General Shareholders' Meeting by proxy through another person, even though such person is not a shareholder, if the requirements and formalities established in these By-Laws, the General Shareholders' Meeting and the Law are met.

2. Proxies shall be given in writing or by postal or electronic correspondence, in which case the provisions of Article Twenty-Eight of the By-Laws for the issuance of votes shall apply to the extent not incompatible with the nature of the proxy.

3. The Chairman of and the Secretary for the General Shareholders' Meeting shall have the widest powers to recognize the validity of a document or media evidencing representation by proxy; only those which lack the absolute minimum requirements may be deemed invalid, and only provided that the lack thereof cannot be cured.

4. A proxy is always revocable. Personal attendance at the General Shareholders' Meeting of the shareholder granting the proxy shall have the effect of revoking the proxy.

Article 24. Place and Time of the Meeting

1. The General Shareholders' Meeting shall be held at the place indicated in the call to meeting in the municipality where the registered office of the Company is located.

2. The General Shareholders' Meeting may be attended by going to the place where the meeting is to be held or, if applicable, to other places provided by the Company and indicated in the call to meeting, and which are connected therewith by video conference systems that allow recognition and identification of the parties attending, permanent communication among the attendees regardless of their location, and participation and voting, all in real time. The principal place of the meeting must be located in the municipal area of the Company's registered office, but supplemental locations need not be so located. For all purposes relating to the General Shareholders' Meeting, attendees at any of the sites shall be deemed attendees at the same individual meeting. The meeting shall be deemed to have been held at the principal location thereof.

3. If no place is indicated in the call to meeting, it shall be deemed that the meeting shall take place at the Company's registered office.

4. The shareholders may agree to extend their meeting for one or more consecutive days at the proposal of the Directors or at the proposal of shareholders in attendance representing at least one-fourth of the share capital. Regardless of the number of sessions, the General Shareholders' Meeting shall be deemed to be a single meeting, and a single set of minutes shall be prepared for all of the sessions. The Shareholders may also temporarily suspend the meeting under the circumstances and in the manner set forth in the Regulations for the General Shareholders' Meeting.

Article 25. Chairman, Secretary and Presiding Committee *[Mesa]* of the General Shareholders' Meeting

1. The Chairman of the Board of Directors or, in the absence thereof, the Vice Chairman, shall act as the Chairman of the General Shareholders' Meeting; if there are several Vice Chairmen, they shall act in the order set forth in paragraph three of Article Forty-Six of these By-Laws; in the absence of the foregoing, the longest-serving Director shall serve, and in the absence of all of the above, the shareholder designated for such purpose by the shareholders themselves shall serve.

2. The Secretary of the Board of Directors and, in his absence, the Vice-Secretary of the Board of Directors, shall act as the Secretary for the General Shareholders' Meeting; in the absence of both, the Director with the least amount of time in such position shall serve and, in the absence of all of the above, the shareholder designated for such purpose by the shareholders themselves shall serve.

3. The Chairman and the Secretary, together with the other members of the Board of Directors in attendance, shall constitute the Presiding Committee *[Mesa]* of the General Shareholders' Meeting.

Article 26. List of Attendees

1. Once the Presiding Committee has been formed, and prior to beginning with the agenda, a list of attendees shall be prepared which sets forth the nature or representation of each attendee and the number of their own or other parties' shares present. At the end of the list, there shall be a determination of the number of shareholders present (including those

voting from a distance) in person or by proxy at the meeting, as well as the amount of capital they own, with a specification as to which capital corresponds to shareholders with the right to vote. Pursuant to the provisions of the Regulations of the Commercial Registry, the list may be made up of an index file or be prepared in electronic form.

2. Once the list has been prepared, the Chairman shall declare whether or not the requirements for the valid formation of a General Shareholders' Meeting have been met. Immediately thereafter, if appropriate, the Chairman shall declare the General Shareholders' Meeting to be validly convened. Questions or claims arising with respect to these matters shall be resolved by the Chairman.

3. If a Notary Public has been required to prepare the minutes of the meeting, the Notary Public shall ask and make clear in the minutes whether there are reservations or objections regarding the statements of the Chairman regarding the number of shareholders in attendance and the capital which is present.

Article 27. Deliberations and Voting

1. The Chairman shall: direct the meeting such that deliberations are carried out pursuant to the agenda; accept or reject new proposals relating to matters on the agenda; direct the deliberations, granting the floor to shareholders who so request it, and taking the floor away or refusing to grant it when the Chairman deems that a particular matter has been sufficiently debated, is not included in the agenda or hinders the progress of the meeting; indicate the time for voting; calculate the votes, with the assistance of the Secretary for the General Shareholders' Meeting; proclaim the results thereof; temporarily suspend the General Shareholders' Meeting; close the meeting; and, in general, exercise all powers, including those of order and discipline, which are required to properly hold the General Shareholders' Meeting.

2. The Chairman, even when present at a session, may entrust management of debate to a Director the Chairman deems appropriate or to the Secretary, who shall carry out these duties on behalf of the Chairman, and the Chairman may retake them at any time. In the event of temporary absence or supervening disability, the appropriate person pursuant to the provisions of paragraph one of Article Twenty-Five shall assume the duties of Chairman.

3. Resolutions shall be voted by the shareholders at the General Shareholders' Meeting pursuant to the provisions of the following articles and the Regulations for the General Shareholders' Meeting.

Article 28. Casting of Votes from a Distance

1. Shareholders may cast their vote regarding proposals relating to the items included in the agenda by mail or by electronic communication.

2. Mail votes shall be cast by sending to the Company a document in which such vote is recorded, accompanied by the attendance card issued by the entity or entities in charge of the book-entry registry.

3. Votes by electronic communication shall be cast using a recognized electronic signature or other type of guarantee that the Board of Directors deems best ensures the authenticity and identification of the shareholder exercising the right to vote.

4. Votes cast by either of the means set forth in the preceding paragraphs must be received by the Company before midnight on the day immediately prior to the date provided for the holding upon first call of the General Shareholders' Meeting. Otherwise, the vote shall be deemed not to have been cast.

5. The Board of Directors is empowered to elaborate upon the foregoing provisions by establishing the rules, means and procedures adjusted to current techniques in order to organize the casting of votes and grant of proxies by electronic means, following the rules and regulations issued for such purpose, if applicable.

   Specifically, the Board of Directors may (i) establish rules for the use of guarantees other than electronic signatures for casting electronic votes pursuant to the provisions of paragraph three above, and (ii) reduce the advance period set forth in paragraph four above for receipt by the Company of votes cast by postal or electronic communication.

   In any event, the Board of Directors shall adopt the measures needed to avoid possible deception and to ensure that the person casting a vote or granting a proxy by postal or electronic communication has the right to do so pursuant to the provisions of Article Twenty-Two of the By-Laws.

   The implementing rules adopted by the Board of Directors pursuant to the provisions of this sub-section shall be published on the Company's website.

6. Shareholders who cast votes from a distance pursuant to the provisions of this Article shall be deemed present for purposes of determining the establishment of a quorum for the General Shareholders' Meeting in question.

7. Personal attendance at the General Shareholders' Meeting by the shareholder or the representative thereof shall have the effect of revoking the vote cast by postal or electronic communication.

8. Remote attendance at the General Shareholders' Meeting by means of data transmission and simultaneously and distance electronic voting during the holding of the General Shareholders' Meeting may be admitted if it is so established in the Regulations for the General Shareholders' Meeting, subject to the requirements set forth therein.

Article 29. Approval of Resolutions

1. The shareholders, acting at an ordinary or extraordinary General Shareholders' Meeting, shall adopt resolutions with the majorities of votes cast in person or by proxy required by these By-Laws or by the Companies Law. Each voting share, whether its holder is present in person or by proxy at the General Shareholders' Meeting, shall grant the holder the right to one vote.

2. The approval of a resolution shall require the favorable vote of one-half plus one of the voting shares whose holders are present in person or by proxy at the General Shareholders' Meeting. The foregoing does not affect situations in which these By-Laws or the Law require a greater majority.

3. Notwithstanding the provisions of the foregoing paragraph, no shareholder may cast a number of votes greater than those corresponding to shares representing ten (10%) percent of share capital, even if the number of shares held exceeds such percentage of capital. This limitation does not affect votes corresponding to shares with respect to which a shareholder is holding a proxy as a result of the provisions of Article Twenty-Three of these By-Laws, provided, however, that with respect to the number of votes corresponding to the shares of each shareholder represented by proxy, the limitation set forth above shall apply.

4. The limitation set forth in the foregoing paragraph shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholders which are entities or companies belonging to the same group. Such limitation shall also apply to the number of votes that may be cast collectively or individually by an individual and the shareholder entity, entities or companies controlled by such individual. A group shall be deemed to exist under the circumstances set forth in Section Four of the Securities Market Law, and an individual shall be deemed to control one or more entities or companies, under the circumstances of control set forth in such Section Four.

5. Shares deprived of voting rights pursuant to the application of the foregoing paragraphs shall be deducted from the shares in attendance at the General Shareholders' Meeting for purposes of determining the number of shares upon which the majorities needed for the approval of resolutions submitted to the shareholders shall be calculated.

Article 30. Conflicts of Interest

1. Shareholders participating in a merger or split-off with the company or who are called to subscribe to an increase in capital with the exclusion of pre-emptive rights or to acquire by overall assignment all of the Company's assets, may not exercise their voting rights for the approval of such resolutions at the General Shareholders' Meeting.

2. The provisions of the foregoing paragraph shall also be applicable when the resolutions affect, (i) in the case of an individual shareholder, the entities or companies controlled by such individual, and (ii) in the case of shareholders which are legal entities, the entities or companies belonging to its group (in the sense indicated in paragraph four of Article Twenty-Nine), even when these latter companies or entities are not shareholders.

3. If the shareholder prohibited from voting as set forth above attends the General Shareholders' Meeting, such shareholder's shares shall be deducted from the shares in attendance at the General Shareholders' Meeting for purposes of determining the number of shares upon which the majority needed for approval of the resolution with respect to which there is a conflict shall be calculated.

Article 31. Documentation of Resolutions

1. Documentation of shareholder resolutions, the conversion thereof into a public instrument and the registration thereof with the Commercial Registry shall be carried out pursuant to the provisions of Law and the Regulations of the Commercial Registry.

2. The total or partial certificates needed to evidence shareholder resolutions shall be issued and signed by the Secretary of the Board of Directors or by the Vice-Secretary with the approval of the Chairman or, if applicable, of one of the Vice-Chairmen.

Chapter II. Management of the Company

Section 1. General Provisions

Article 32. Structure of the Company's Management

1. Management of the Company is vested in a Board of Directors, its Chairman, an executive committee called the Executive Committee *[Comisión Ejecutiva Delegada]* and, if any and if agreed to by the Board of Directors, a Chief Executive Officer *[Consejero Delegado]*.

2. Each of these bodies shall have the powers set forth in these By-Laws and in the Regulations of the Board of Directors, without prejudice to the provisions of Law.

Section 2. The Board of Directors

Article 33. Regulation of the Board of Directors

1. The Board of Directors shall be governed by the provisions set forth in the By-Laws, the Regulations of the Board of Directors and the Law.

2. The Regulations of the Board of Directors shall take into account and adapt the principles and standards contained in the most widely recognized Good Governance recommendations at all times to the specific circumstances and needs of the Company. This statement is for guidance purposes and does not imply a lessening of the self-regulatory powers and duties of the Board of Directors

Article 34. Powers of the Board of Directors

1. The Board of Directors has the power to adopt resolutions regarding all matters not assigned by these By-Laws or the Law to the shareholders acting at the General Shareholders' Meeting.

2. As a general rule, the Board of Directors, which has the widest powers and authority to manage, direct, administer and represent the Company, shall entrust the day-to-day management of the Company to the representative management decision-making bodies and shall focus its activity on the general duty of supervision and on consideration of those matters which are of particular importance to the Company.

In particular, the Board of Directors, acting upon its own initiative or at the proposal of the corresponding internal decision-making body, shall deal with the matters set forth below (as an example only):

(a) Draw up the Company's Annual Financial Statements, Management Report and Proposal for the Allocation of Profits or Losses, as well as the consolidated Financial Statements and Management Report and prepare the financial information that the Company must periodically make public due to its status as listed company.

(b) Designate Directors to fill vacancies by interim appointment and propose to the shareholders the appointment, ratification, re-election or removal of Directors.

(c) Designate and renew internal positions within the Board of Directors and the members of and positions on the Committees established within the Board.

(d) Set, pursuant to these By-Laws, the compensation policy and the compensation of Directors, after a report of the Nominating and Compensation Committee.

(e) Approve the appointment and removal of senior managers of the Company, as well as set the compensations or indemnifications, if any, payable to them in the event of removal, all at the proposal of the Chief Executive Officer, if any, and with the report of the Nominating and Compensation Committee.

(f) Approve the compensation policy as well as the basic terms and conditions of the contracts with the Company's senior managers, based on the proposal of the Chief Executive Officer, if any, which shall be submitted to the Board by the Nominating and Compensation Committee.

(g) Prepare the dividend policy and submit the corresponding proposed resolutions on the allocation of profits or losses to the shareholders at the General Shareholders' Meeting, as well as decide upon the payment of interim dividends.

(h) Decide upon proposals submitted to it by the Executive Committee, the Chief Executive Officer or the Committees of the Board of Directors.

(i) Declare its position regarding all tender offers for the Company's securities.

(j) Submit to the shareholders acting at the General Shareholders' Meeting the proposed amendments to the Regulations for the General Shareholders' Meeting that it deems appropriate in order to improve the operation thereof and the exercise of shareholder rights.

(k) Approve and amend, pursuant to the provisions thereof, the Regulations of the Board of Directors governing its internal organization and operation.

(l) Prepare the annual corporate governance report.

(m) Call the General Shareholders' Meeting.

(n) Carry out resolutions approved by the shareholders at a General Shareholders' Meeting and perform any duties that the shareholders have assigned to it.

(o) Define the structure of general powers of the Company to be granted by the Board itself or by the representative management decision-making bodies mentioned in the first paragraph of sub-section two of this Article.

(p) Make decisions regarding any other matter within its authority which, in the judgment of the Board of Directors, is deemed to be in the interests of the Company, or which the Regulations of the Board of Directors reserve to the Board as a whole.

3. The Board of Directors, within the scope of its authority relating to the general duty of supervision, acting on its own initiative or at the proposal of the appropriate internal decision-making body, shall also deal with the matters set forth below (as an example only):

(a) Prepare the Company's strategy and general lines of policy, draft programs and state objectives in order to carry out all business activities included in the corporate purpose. Specifically, the Board of Directors shall approve: (i) the annual budget; (ii) the investment and financing policy; (iii) the definition of the structure of the Iberdrola Group and the coordination, within legal limits, of the overall strategy of such Group in the interests of the Company and of the companies belonging thereto; (iv) the corporate governance policy; (v) the corporate social responsibility policy and (vi) the policy to be adopted by the Company in connection with treasury stock and, especially, the limits thereto.

(b) Promote and supervise the management of the Company, as well as the fulfillment of established objectives.

(c) Establish the risk control and management policy, identify the principal risks to the Company and organize appropriate internal monitoring and information systems, as well as carry out a periodic monitoring of such systems.

(d) Set the foundations of the corporate organization in order to ensure the greatest efficiency thereof and effective supervision by the Board of Directors.

(e) Set policy regarding the provision of information to shareholders and to the markets in general under the standards of transparency and truthfulness of the information.

Article 35. Representation of the Company

1. Representation of the Company both in and out of court shall be the purview of the Board of Directors, its Chairman, the Executive Committee and, if any and if approved by the Board of Directors, a Chief Executive Officer.

2. The Board of Directors and the Executive Committee shall have the power to represent

the Company when acting collectively. The Chairman, and the Chief Executive Officer, if any, shall have the power to represent the Company when acting individually.

3. The resolutions of the Board of Directors or the Executive Committee shall be carried out by its Chairman or by the Director designated in the resolution, either of whom may act individually.

Article 36. Composition and Appointment of the Board of Directors

1. The Board of Directors shall be composed of a minimum of nine (9) Directors and a maximum of twenty-one (21), who shall be appointed at the General Shareholders' Meeting, subject to applicable legal provisions. The determination of the number of Directors shall be the purview of the shareholders acting at the General Shareholders' Meeting, for which purpose the shareholders may establish such number either by express resolution or indirectly, through the filling or non-filling of vacancies or the appointment or non-appointment of new Directors within the minimum and maximum numbers mentioned above. Notwithstanding the foregoing, the Board of Directors shall propose to the shareholders at the General Shareholders' Meeting the number of Directors that, according to the circumstances affecting the Company and taking into account the maximum and minimum numbers referred to above, best suits the Good Governance recommendations with a view to ensuring the proper representation and effective operation of the Board.

   The foregoing shall be deemed to be without prejudice to the right of proportional representation to which the shareholders are entitled under the provisions of the Companies Law.

2. The following may not be appointed as Directors:

   a. Domestic or foreign companies competing with the Company in the energy industry, or the directors or senior managers thereof.

   b. Persons holding the position of director in more than four (4) companies with shares trading on domestic or foreign securities exchanges.

   c. Persons who, during the two (2) years prior to their appointment, have occupied high-level positions in the government which are incompatible with the simultaneous performance of the duties of a director of a listed company under national or autonomous community legislation, or positions of responsibility with entities regulating the energy industry, the securities markets or other industries in which the Company operates.

   d. Persons who are under any other circumstance of incompatibility or prohibition governed by provisions of a general nature.

Article 37. Types of Directors

1. The following shall be deemed:

   (a) Executive Directors: those Directors who perform senior management duties or are employees of the Company or of its Group.

   (b) External Proprietary Directors (representing a major shareholder): those Directors: (i) who own a shareholding interest that is greater than or equal to five (5%) percent of the share capital or who have been appointed owing to their status as shareholders, although their shareholding interest does not reach such amount; or (ii) whose appointment has been proposed to the Company by shareholders of the type described in the preceding letter (i).

   (c) External Independent Directors: those Directors who, having been appointed because of their personal and professional qualities, may carry out their duties without being conditioned by relationships with the Company, its significant shareholders or its managers.

   (d) Other External Directors: those external Directors who do not have status as proprietary or independent directors.

   The Regulations of the Board of Directors may further elaborate upon and develop these concepts.

2. The Board of Directors shall be composed such that the external or non-executive Directors, with the presence of the independent Directors, represent a majority over the executive Directors. This is a mandatory instruction for the Board of Directors itself, which must follow it in the exercise of its powers to propose appointments of Directors to the shareholders and to make interim appointments of Directors to cover vacancies, and merely constitutes guidance for the shareholders.

3. The status of each Director shall be explained by the Board to the shareholders at the General Shareholders' Meeting at which the appointment thereof must be made or ratified, and shall be confirmed or, if applicable, revised annually in the annual corporate governance report after verification by the Nominating and Compensation Committee.

Article 38. Designation of Positions

1. The Board of Directors shall elect from among its members a Chairman and, if it so decides, one or more Vice-Chairmen, at the proposal of the Chairman. The Board of Directors may also appoint one or more Honorary Chairmen of the Company.

2. At the proposal of the Chairman and after a report of the Nominating and Compensation Committee, the Board of Directors shall appoint a Secretary and, if applicable, a Vice-Secretary, who need not be Directors. In the absence of the Secretary and the Vice-Secretary, the Director appointed by the Board of Directors from among those attending the meeting in question shall act as such.

In addition, the Board of Directors shall appoint a Corporate Counsel if such position is required under applicable law. The Secretary or the Vice-Secretary, if any, may perform the duties of Corporate Counsel if they are attorneys-at-law and satisfy the other requirements established by applicable law and it is so determined by the Board of Directors.

3. The Chairman, Vice Chairmen and, if applicable, the Secretary and Vice-Secretary of the Board of Directors who are re-elected as members of the Board of Directors by the shareholders, shall continue to perform the duties they previously carried out within the Board of Directors, without the need for a new election and without prejudice to the Board of Directors' power of revocation with respect to such positions.

Article 39. Meetings of the Board of Directors

1. The Board of Directors shall meet with the frequency it deems appropriate, but at least once a month unless the Chairman, in his sole judgment, deems it appropriate to suspend any of such sessions. The Board shall also meet in the cases provided for in the Regulations of the Board of Directors. Meetings shall take place at the Company's registered office or at the place, in Spain or abroad, indicated in the call to meeting.

2. The call to meeting of the Board of Directors shall be carried out by means of letter, fax, telegram, e-mail or any other means, and shall be authorized under the signature of the Chairman, or of the Secretary or Vice-Secretary, by order of the Chairman. Notice of the call shall be given as much in advance as is necessary for the Directors to receive it no later than the third day prior to the date of the meeting, except in the case of emergency meetings. Excepted from the foregoing shall be those instances in which the Regulations of the Board of Directors prescribe that notice of specific length be given. The call to meeting shall always include, unless this requirement may be dispensed with upon sufficient grounds, the agenda for the meeting and, if appropriate, an attachment containing any information deemed necessary.

3. Without prejudice to the foregoing, the Board of Directors shall be deemed to have validly met without the need for a call if all of the Directors present in person or by proxy unanimously agree to hold the meeting as a plenary meeting and to the items of the agenda to be dealt with.

4. Meetings of the Board of Directors may also be held in several places connected by a conference system which permits the recognition and identification of the attendees, permanent communication among the attendees regardless of their location, and participation in discussion and the casting of votes, all in real time. Attendees at any of such places shall be deemed to have attended the same meeting for all purposes relating to the Board of Directors. The meeting shall be deemed to have been held where the majority of the Directors are located and, if they are located in different places in equal numbers, where the Director chairing the meeting is located.

5. If no Director is opposed thereto, voting by the Board may occur in writing without a meeting. In this instance, the Directors may deliver to the Chairman (or to the Secretary

or Vice-Secretary acting on the Chairman's behalf) their votes and the considerations they wish to appear in the minutes, using the same methods mentioned in paragraph two above. Resolutions adopted by this procedure shall be recorded in minutes prepared pursuant to the provisions of Law.

Article 40. Quorum for the Meeting and Majorities Required to Adopt Resolutions

1. In order for resolutions within the authority of the Board of Directors to be valid, at least one-half plus one of the Directors must be present in person or by proxy at the meetings at which they are adopted, except in the case set forth in the last paragraph of this Article.

2. All of the Directors may cast their vote and give their proxy in favor of another Director. The proxy granted shall be a special proxy for the Board meeting in question, and may be communicated by any of the means set forth in paragraph two of the preceding article.

3. The Chairman shall organize the debate, stimulating the participation of all of the Directors in the deliberations of the Board.

4. Resolutions shall be adopted by a majority of votes cast in person or by proxy, except in the case of a permanent delegation of powers and the appointment of Directors to exercise such powers, which shall require the favorable vote of two-thirds of the Directors. The foregoing shall not apply in those instances in which the By-Laws, the Regulations of the Board of Directors or the Law provide for a greater majority. In the event of a tie, the Chairman shall have the tie-breaking vote.

Article 41. Formalization of Resolutions

1. Resolutions shall be recorded in minutes signed by the Chairman and the Secretary, or by the person acting in their stead.

2. Total or partial certifications, which are required to record the resolutions of the Board of Directors, shall be issued and signed by the Secretary or the Vice-Secretary of the Board of Directors with the approval of the Chairman or, if applicable, of one of the Vice-Chairmen.

Section 3. Internal Decision-Making Bodies and Positions of the Board of Directors

Article 42. Committees of the Board of Directors

1. The Board of Directors must create and maintain an Executive Committee, an Audit and Compliance Committee and a Nominating and Compensation Committee.

2. The Board of Directors may also create other Committees or Commissions of purely internal scope with powers as determined by the Board of Directors.

Article 43. Executive Committee

1. There shall be an executive committee permanently operating as the representative of the

Board of Directors, which committee shall be called the Executive Committee, and which shall have all of the powers inherent to the Board of Directors, unless otherwise determined by the Board of Directors and except as those powers may not be delegated pursuant to legal or by-laws restrictions. The Executive Committee shall be composed of the Directors designated by favorable vote of two-thirds of the Directors, and renewals shall occur at the times, in the manner and in the number determined by the Board of Directors, which shall also establish rules for the operation thereof.

2. The Executive Committee shall be composed of the number of Directors decided by the Board of Directors, with a minimum of five (5) Directors and a maximum of eight (8). In all cases, the Executive Committee shall include the Chairman of the Board of Directors, who shall preside over meetings of the Executive Committee, the Vice-Chairman or Vice-Chairmen, and the Chief Executive Officer, if any. The Secretary of the Board of Directors or, in the absence thereof, the Vice-Secretary of the Board of Directors or, in the absence of both, the Director appointed by the Executive Committee among those who sit thereon and are in attendance at the meeting in question shall act as Secretary of the Committee.

3. The Executive Committee shall meet at least two (2) times per month and as many other times as deemed appropriate by the Chairman, who may also suspend one or more of the ordinary meetings when deemed appropriate in the sole judgment of the Chairman. The Executive Committee shall deal with all matters within the power of the Board of Directors which, in the sole judgment of the Committee, should be resolved without further delay, excepting only the drawing up of the financial statements, the presentation of the balance sheets at the General Shareholders' Meeting and those powers which are given by the shareholders to the Board of Directors without the power of delegation. Resolutions adopted by the Executive Committee shall be reported to the Board of Directors at the next meeting of the Board following the meetings of the Committee.

4. Resolutions of the Executive Committee shall be adopted by majority of the Directors sitting on the Committee who are present at the meeting in person or by proxy. In the event of a tie, the Chairman shall have the tie-breaking vote.

5. The provisions of Section Two of this Chapter of the By-Laws regarding the operation of the Board of Directors shall apply to the Executive Committee, to the extent they are not incompatible with the nature thereof.

Article 44. Audit and Compliance Committee

1. The Board of Directors shall create a permanent Audit and Compliance Committee, which shall be composed of a minimum of three (3) Directors and a maximum of five (5) Directors appointed by the Board of Directors from among the external Directors who are not members of the Executive Committee. The Audit and Compliance Committee shall have a Chairman and a Secretary appointed by the Board of Directors from among the members of such Committee.

   The members of the Audit and Compliance Committee shall carry out their duties for a maximum period of four (4) years, and may be re-elected. The position of Chairman shall

be held for a maximum period of (4) years, after which period such person may not be re-elected until the passage of one year from ceasing to act as such, without prejudice to such person continuing or being re-elected as a member of the Committee.

2. In all events, the Audit and Compliance Committee shall have the power to:

   (a) Report to the General Shareholders' Meeting with respect to matters raised therein by shareholders regarding its powers.

   (b) Propose appointments of the Company's Auditors to the Board of Directors for submission to the General Shareholders' Meeting.

   (c) Supervise the management of the Internal Audit Area, which will be functionally controlled by the Chairman of the Audit and Compliance Committee.

   (d) Know the process for gathering financial information and associated internal systems for monitoring risks relevant to the Company.

   (e) Receive information from the Auditors regarding matters that might risk the independence thereof which are related to the auditing procedure and generally regarding any other information provided for in legislation regarding the auditing of financial statements and in the technical auditing regulations in effect at any time.

   (f) Report in advance on the Company's annual corporate governance report and ensure compliance with legal requirements and those of the Codes of Professional Conduct and Good Governance adopted by the Board of Directors.

   (g) Exercise such other powers, if any, as may be assigned to it by these By-Laws, the Regulations of the Board of Directors or the Board of Directors.

3. For purposes of the operation of the Committee, it shall meet as many times as its Chairman deems necessary for the fulfillment of its obligations, and at least four (4) times per year, or when requested by at least one-half of its members.

   Meetings of the Committee shall be validly held when one-half plus one of its members are present in person or by proxy, and shall adopt resolutions by majority of the members present in person or by proxy. In the event of a tie, the Chairman shall have the tie-breaking vote.

4. The Audit and Compliance Committee shall submit for approval of the Board of Directors a Report of its activities during the fiscal year, which shall thereafter be made available to shareholders and investors on occasion of the call to the ordinary General Shareholders' Meeting.

5. The foregoing rules shall be developed by the Board of Directors into corresponding Regulations of the Committee, always favoring independence in the operation of the Committee.

Article 45. Nominating and Compensation Committee

1. The Board of Directors shall create a permanent Nominating and Compensation Committee, which shall be an internal informational and consultative body without executive powers, and which shall have the information, advisory and proposal-making powers within its scope of action as set forth in paragraph two of this Article. The Nominating and Compensation Committee shall be composed of a minimum of three (3) Directors and a maximum of five (5), appointed by the Board of Directors from among the external Directors. The Board of Directors shall also appoint the Chairman thereof from among the Directors sitting on such Committee, as well as its Secretary, who need not be a Director.

   Unless otherwise decided by the Board of Directors, the Directors sitting on the Nominating and Compensation Committee shall hold their positions for so long as they remain Directors of the Company. Renewal and re-election to and removal from office of the Directors sitting on the Committee shall be governed by resolution of the Board of Directors.

2. The Nominating and Compensation Committee shall have the power to supervise the procedure for selecting members of the Board of Directors and senior managers of the Company (the latter at the proposal of the Chief Executive Officer, if any), as well as to assist the Board of Directors in the determination and supervision of the compensation policy for such persons.

   In particular, the Nominating and Compensation Committee shall have the power to:

   (a) Report on and review the criteria that should be followed in composing the Board of Directors and in selecting candidates, defining their duties and necessary qualifications and assessing the time and dedication required for the proper performance of their duties.

   (b) Bring Director designation proposals to the Board of Directors for the interim appointment thereof to fill a vacancy or, as the case may be, for submission of such proposals to a decision by the shareholders at the General Shareholders' Meeting, as well as proposals for the re-election or removal of Directors by the shareholders at the General Shareholders' Meeting.

   (c) Propose to the Board of Directors the members who should make up each of the Committees.

   (d) Propose to the Board of Directors the system and amount of annual Director compensation, as well as the individual compensation of executive Directors and other terms and conditions of their contracts, in all cases pursuant to the provisions of these By-Laws.

   (e) Report to the Board of Directors regarding the appointment and/or removal of senior managers of the Company, as well as regarding the compensations or indemnifications, if any, that may be established in the event of removal of such

senior managers, all at the proposal of the Chief Executive Officer, if any.

(f) Submit to the Board of Directors, together with the corresponding reports, the proposals brought to it by the Chief Executive Officer, if any, regarding the compensation policy applicable to senior managers and the basic terms and conditions of their contracts.

(g) Report on incentive plans and pension supplements.

(h) Periodically review the compensation programs, evaluating the adequacy and results thereof.

(i) Exercise such other powers, if any, as are assigned to it by these By-Laws, the Regulations of the Board of Directors or the Board of Directors.

3. For purposes of the operation of the Committee, it shall meet as many times as needed, in the opinion of its Chairman, to fulfill its obligations, and at a minimum once each quarter or when so requested by at least one-half of the Directors sitting on the Committee.

   The Committee shall validly meet when one-half plus one of the Directors sitting on the Committee are present in person or by proxy, and shall adopt its resolutions by majority of votes. In the case of a tie, the Chairman shall have the tie-breaking vote.

4. The foregoing rules shall be developed by the Board of Directors into corresponding Regulations of the Committee.

Article 46. Chairman and Vice-Chairman or Vice-Chairmen

1. The Chairman of the Board of Directors shall be considered the President of the Company and of all of the decision-making bodies of which the Chairman is a member, which he shall permanently represent with the broadest powers, being authorized in urgent cases to adopt such measures as the Chairman deems advisable in the interests of the Company.

2 The Chairman, who holds the senior management of the Company and is the representative thereof, shall exercise the following powers in addition to the powers conferred by these By-Laws and the Law:

(a) To call and preside over meetings of the Board of Directors and the Executive Committee in the manner established by these By-Laws, setting the agenda for meetings and directing discussion and debate.

(b) To preside over the General Shareholders' Meeting and direct the discussion and debate therein.

(c) To bring to the Board of Directors those proposals which the Chairman deems appropriate for the efficient running of the Company, particularly those corresponding to the operation of the Board of Directors itself and other corporate decision-making bodies, as well as proposing the appointment of internal positions

within the Board of Directors.

(d) To represent the Company before public entities and any industry or employers' bodies.

3. In the event of the absence, sickness or disability of the Chairman of the Board of Directors, the Chairman shall be replaced by the Vice-Chairman, if any; if there are several, the person replacing the Chairman shall be the Vice-Chairman that is expressly appointed by the Chairman; in default of the foregoing, the Vice-Chairman having the longest length of service and, if equal lengths of service, the oldest; and if there is no Vice-Chairman, the longest-serving Director and, in case of equal lengths of service, the oldest.

Article 47. Chief Executive Officer

1. The Board of Directors, at the proposal of the Chairman and with the favorable vote of two-thirds of the Directors, may appoint a Chief Executive Officer from among the Directors, with the powers it deems appropriate and which may be delegated pursuant to these By-Laws and the Law.

2. The Chief Executive Officer may propose to the Board of Directors, for its approval after a report of the Nominating and Compensation Committee, the definition and reorganization of the Company's organizational structure, the appointment and removal of senior managers, and the compensations or indemnifications, if any, payable thereto in the event of removal. In addition, the Chief Executive Officer may propose to the Nominating and Compensation Committee, for submission by it to the Board of Directors, the compensation policy as well as the basic terms and conditions of the contracts with the senior managers of the Company.

Section 4. Rules Applicable to Directors.

Article 48. General Duties of Directors

1. In the performance of his duties, a Director shall act in good faith and with the diligence of a prudent businessman and a faithful representative, and shall comply with the duties prescribed by the By-Laws, the Regulations of the Board of Directors and the Law, acting in furtherance of the corporate interests.

2. The Regulations of the Board of Directors shall elaborate upon the specific obligations of Directors stemming from the duties of confidentiality, non-competition and faithfulness, with special focus on conflict of interest situations.

Article 49. Terms of Office and Filling of Vacancies

1. The Directors shall serve in their position for a term of five (5) years, so long as the shareholders acting at the General Shareholders' Meeting do not resolve to remove or dismiss them and they do not resign from their position. In particular, the Directors must submit their resignation from the position and formalize their withdrawal upon the

occurrence of any of the instances of incompatibility or prohibition against performing the duties of director provided by Law, as well as the events in which the Regulations of the Board of Directors so provide.

2. Directors may be re-elected to one or more terms of five (5) years.

3. Vacancies which occur may, pursuant to Law, be filled by the Board of Directors on an interim basis until the next General Shareholders' Meeting, whereat the shareholders shall confirm the appointments or elect the persons who should replace Directors which are not ratified, or it shall withdraw the vacant positions.

Article 50. Director Compensation

1. The Company shall allocate as an expense an amount equal to a maximum of two (2%) percent of consolidated group profits obtained during the fiscal year for the following purposes:

   a) To compensate the Directors based on the offices held, and dedication to and attendance of meetings of the corporate decision-making bodies.

   b) To endow a fund to meet the obligations of the Company regarding pensions, the payment of life insurance premiums and the payment of indemnifications in favor of current and former Directors.

   The allocation of the maximum limit of two (2%) percent shall only occur if profits for the fiscal year are sufficient to cover legal and other mandatory reserves and the issuance to the shareholders of a dividend of at least four (4%) percent of the share capital.

2. Independently of the provisions of the foregoing paragraph, and subject always to the approval of the shareholders, the compensation of Directors may also consist of the delivery of shares or options thereon, as well as a payment which takes as its reference the value of the Company's shares.

3. All rights and duties arising from membership on the Board of Directors shall be compatible with all other rights, duties and indemnification to which the Director may be entitled by reason of other employment or professional relationships, if any, that such Director may have with the Company. The fixed and variable compensations and the indemnifications arising from the corresponding contracts shall be included in and paid with a charge to the by-law allocation accorded to the Board of Directors in the preceding paragraph one.

Article 51. Powers of Information and Inspection

1. A Director shall have the broadest powers to obtain information regarding any aspect of the Company, to examine its books, records, documents and other records of corporate transactions, to inspect its facilities, and to communicate with the senior managers of the Company.

2. The exercise of the powers of information shall first be channeled through the Chairman, the Chief Executive Officer, if any, or the Secretary of the Board of Directors.

Section 5. Annual Corporate Governance Report and Website

Article 52. Annual Corporate Governance Report

1. The Board of Directors shall, on an annual basis and following a report by the Audit and Compliance Committee, annually approve a corporate governance report for the Company which shall include all specifications provided for by law and any other specifications which the Board of Directors deems appropriate to include therein.

2. The annual corporate governance report shall be approved prior to the publication of the call of the Company's ordinary General Shareholders' Meeting for the fiscal year to which such report refers, and shall be made available to the shareholders together with other documents relating to the General Shareholders' Meeting.

3. In addition, public notice shall be given of the annual corporate governance report as provided in the securities markets rules and regulations.

Article 53. Website

The Company shall maintain a website for shareholders' and investors' information, which shall include the documents and information provided for by Law, and at least the following:

1. The current By-Laws, as well as the amendments thereto made in the last twelve (12) months.

2. The current Regulations for the General Shareholders' Meeting.

3. The current Regulations of the Board of Directors and, if applicable, the current Regulations of the Committees of the Board of Directors.

4. The sustainability report or annual report for the last two (2) closed fiscal years, which will be published after preparation thereof for submission to the shareholders at the General Shareholders' Meeting.

5. The current Internal Regulations for Conduct in the Securities Markets.

6. The annual corporate governance report for the last closed fiscal year.

7. The information regarding the call to meeting, the agenda, the proposed resolutions, and any other relevant information that the shareholders may need in order to vote, starting upon publication of the first notice of the call to any ordinary or extraordinary General Shareholders' Meeting.

8. The information on the proceedings of the General Shareholders' Meetings held during the current and the prior fiscal years, and particularly, on the agenda, the composition of the General Shareholders' Meeting at the time when it is convened, and the resolutions adopted, with a statement of the number of votes cast and the direction of such votes on each of the proposals included in the agenda.

9. The existing channels of communication between the Company and the shareholders and, in particular, explanations pertinent to the exercise of a shareholder's right to receive information, indicating the postal and e-mail addresses to which the shareholders may direct their requests, which channels shall have been established for each General Shareholders' Meeting from the publication of the first notice of the call to meeting until the holding thereof.

10. The means and procedures for granting a proxy to attend a General Shareholders' Meeting, established for each Meeting from the moment of the call to meeting until the holding thereof.

11. The means and procedures for casting votes from a distance, including, where applicable, the forms required to evidence attendance and the casting of votes by means of data transmission at the General Shareholders' Meeting, established for each Meeting from the moment of the call to meeting until the holding thereof.

12. All relevant events of which notice was given to the National Securities Market Commission during the current fiscal year and the last closed fiscal year.

TITLE III. NEUTRALIZATION OF LIMITATIONS IN THE EVENT OF TENDER OFFERS

Article 54. Removal of Voting Limitations

The limitation on the maximum number of votes that may be cast by a single shareholder contained in Article Twenty-Nine (paragraphs three to five) and the voting prohibition of Article Thirty which is imposed upon shareholders affected by conflicts of interests, shall have no effect upon the occurrence of the following circumstances:

(a) when the Company is the target of a public tender offer aimed at the share capital as a whole; and

(b) when, as a result of the public tender offer, an individual or a legal entity, or several of them acting jointly, acquire an interest equal to two-thirds of the voting capital of the Company, provided the full consideration thereof consists only of cash; or, alternatively,

(c) when, as a result of the public tender offer, an individual or a legal entity, or several of them acting jointly, acquire an interest equal to three-quarters of the voting capital of the Company, provided that the consideration thereof consists, in whole or in part, of securities, without giving the recipient an alternative right to receive such consideration wholly in cash.

Article 55. Effectiveness of the Removal

1. The removal of the limitation mentioned in the above paragraph shall be effective from the date of publication of the result of the settlement of the offer in the Listing Bulletin *[Boletín de Cotización]* of the Bilbao Stock Exchange.

2. The Directors of the Company shall have the power – and the duty – to execute the corresponding public instrument formalizing the by-law amendment referred to in paragraph one above and to seek registration thereof with the Commercial Registry.

Article 56. Amendments to Articles in Title III and Related Provisions

All resolutions intended to eliminate or amend the provisions contained in this Title, in Article Twenty-Nine (paragraphs three to five), and in Article Thirty shall require the affirmative vote of three-fourths of the share capital in attendance at a General Shareholders' Meeting.

TITLE IV. ANNUAL FINANCIAL STATEMENTS, DISTRIBUTION OF PROFITS, DISSOLUTION AND LIQUIDATION

Chapter I. Annual Financial Statements

Article 57. Fiscal Year and Drawing-up of Annual Financial Statements

1. The fiscal year shall commence on January 1 of each year and shall end on December 31.

2. The Annual Financial Statements (consisting of the Balance Sheet, the Profit and Loss Statement and the Notes to the Financial Statements) and the Management Report shall be prepared in compliance with the structure, principles and guidelines contained in current applicable provisions.

3. Within the first three (3) months of the year, the Board of Directors shall draw up the Annual Financial Statements, the Management Report and the Proposed Allocation of Profits or Losses and, if applicable, the consolidated Financial Statements and Management Report. The Annual Financial Statements and the Management Report must be signed by all the Directors. If the signature of any of them is missing, an indication of such circumstance shall be inserted into each of the documents where it is so missing, with express reference to the reason therefor.

Article 58. Auditors

1. The Annual Financial Statements and the Management Report of the Company, as well as the consolidated Annual Financial Statements and Management Report, must be reviewed by Auditors.

2. The Auditors shall be appointed by the shareholders acting at a General Shareholders' Meeting prior to the end of the fiscal year to be audited, for a fixed initial period that shall

not be less than three (3) years nor greater than nine (9), to be counted from the date of commencement of the first fiscal year to be audited; the Auditors may be re-elected annually by the shareholders once the initial period has expired.

3. The Auditors shall prepare a detailed report on the results of their actions pursuant to the legal provisions governing the Auditing of Financial Statements.

Article 59. Approval of Financial Statements and Allocation of Profits/Losses

1. The Annual Financial Statements of the Company and the consolidated Financial Statements shall be submitted for approval of the shareholders at the General Shareholders' Meeting.

2. The shareholders shall decide at the General Shareholders' Meeting upon the allocation of profits or losses for the fiscal year in accordance with the approved balance sheet.

3. Once such payments as are provided for by these By-Laws or by Law have been made, dividends may only be distributed with a charge against the profits for the fiscal year or against unappropriated reserves, if the book value of net assets is not less than the share capital, or does not become so as a result of the distribution.

4. If the shareholders resolve to distribute dividends, they shall establish the time and form of payment thereof. The establishment of these standards and of any others that may be required or appropriate to carry out the resolution may be delegated to the Board of Directors.

5. The shareholders may resolve at the General Shareholders' Meeting that the dividend be paid totally or partially in kind, provided that:

   (a) the assets or securities to be distributed are homogeneous;

   (b) they are listed on an official exchange at the time the resolution is made effective, or the Company duly guarantees the liquidity thereof within a maximum period of one year; and

   (c) they are not distributed for a lesser value than the value set forth for them in the balance sheet of the Company.

6. The distribution of dividends to shareholders shall be made in proportion to their paid-up capital.

Article 60. Filing of the Approved Financial Statements

The Board of Directors shall file the Annual Financial Statements and the Management Report of the Company, as well as the consolidated Financial Statements and Management Report, together with the corresponding Reports prepared by the Auditors and all other mandatory documents, in such manner and within such periods as are prescribed by Law.

Chapter II. Dissolution and Liquidation of the Company

Article 61. Grounds for Dissolution

The Company shall be dissolved upon the occurrence of any of the events set forth in the Companies Law.

Article 62. Liquidation of the Company

1. From the moment the Company declares itself to be in liquidation, the Board of Directors shall cease to hold office and the Directors shall become liquidators of the Company. They shall make up a collective body which must be composed of an odd number of members. If necessary for such purpose, the Director having the least length of service since appointment shall cease to hold office.

2. During the liquidation period, the provisions of these By-Laws governing the calling and holding of General Shareholders' Meetings shall be complied with, and the shareholders shall be informed of the progress of the liquidation, so that the shareholders may adopt such resolutions as they deem appropriate.

3. All liquidating operations shall be carried out with due observance of applicable law.

Article 63. Supervening Assets and Liabilities

1. If corporate property appears after the entries relating to the Company have been cancelled, the liquidators shall assign to the former shareholders the additional share to which they may be entitled, for which purpose such property shall be first converted into cash where necessary.

   After the passage of six (6) months from the date on which the liquidators were required to comply with the provisions of the foregoing, without the former shareholders having been assigned the additional share, or in the absence of liquidators, any interested party may file a petition with the Court of First Instance of the Company's last registered office for the appointment of a person to replace the liquidators in the performance of their duties.

2. The former shareholders shall be jointly and severally liable for all unpaid corporate liabilities up to the amount of what they may have received as their share in liquidation, without prejudice to the liability of the liquidators in the event of fraudulent or negligent conduct.

3. In order to comply with formal requirements relating to legal acts performed prior to the cancellation of the entries of the Company, or whenever necessary, the former liquidators may formalize legal acts in the name of the defunct Company following its cancellation in the registry. In the absence of liquidators, any interested party may file a petition for formalization by the Court of First Instance of the place where the last registered office of the Company was located.

TITLE V. FINAL PROVISIONS

Sole Final Provision. Jurisdiction for the Resolution of Disputes.

In connection with all litigious disputes that may arise between the Company and the shareholders with regard to the corporate affairs, both the Company and the shareholders waive the right to resort to their own jurisdiction and expressly submit to the jurisdiction of the courts of the place where the Company's registered office is located, except in those cases in which another jurisdiction is imposed by law.

No. 82-03382

IBERDROLA

RULES FOR THE

GENERAL SHAREHOLDERS' MEETING

OF

IBERDROLA, S.A.

CURRENT TEXT
APPROVED BY THE GENERAL SHAREHOLDERS' MEETING
HELD ON MARCH 29, 2007

STATEMENT OF PURPOSE

In order to reinforce the transparency of listed companies, Law 26/2003 of July 17 (the "Transparency Law"), which modifies Law 24/1988 of July 28 on the Securities Market (the "Securities Market Law") and the Companies Law, has introduced a new Section 113 into the Securities Market Law pursuant to which listed companies are required to have rules governing all matters relating to the General Shareholders' Meeting vis-à-vis the provisions of the By-Laws and the Law.

In compliance with this provision, and drawing upon the standard that the Company's relationship with its shareholders is based upon principles of equal treatment among shareholders, transparency and the broad and continuous supply of information, Iberdrola, S.A. (hereinafter, "Iberdrola" or the "Company") hereby adopts these Regulations for the General Shareholders' Meeting, which systematize and develop the guidelines for this corporate decision-making body so that all of the shareholders can sufficiently understand the Company's situation and fully exercise their rights at the General Shareholders' Meeting.

PRELIMINARY TITLE. ABOUT THE REGULATIONS FOR THE GENERAL SHAREHOLDERS' MEETING

Article 1. Purpose of the Regulations.

1. These Regulations are intended to (i) determine the basic rules for the preparation, call, quorum, conduct, adoption of resolutions at, conclusion and documentation of the General Shareholders' Meeting of the Company, as well as (ii) to determine the basic rules for the exercise for such purpose of the voting rights belonging to the shareholders of Iberdrola.

2. These Regulations are also intended to facilitate the effective exercise by the shareholders of their powers at a General Shareholders' Meeting, pursuant to the provisions of the By-Laws and the Law.

Article 2. Scope of Application of the Regulations.

These Regulations shall apply to all General Shareholders' Meetings of the Company, whether ordinary or extraordinary.

Article 3. Duration.

These Regulations are approved by the shareholders at the Company's General Shareholders' Meeting, have indefinite duration and shall become effective upon the first General Shareholders' Meeting to be called after the Meeting at which they are approved, without prejudice to the rights previously accorded to the shareholders under legal and by-laws provisions. The same principles shall apply to any amendment of these Regulations approved by the shareholders at a General Shareholders' Meeting.

Article 4. Dissemination of the Regulations.

These Regulations shall be communicated to the National Securities Market Commission *[Comisión Nacional del Mercado de Valores]* and registered with the Commercial Registry

[Registro Mercantil] pursuant to applicable rules and regulations. The current text of these Regulations shall also be made available on the website of the Company.

Article 5. Order of Priority.

These Regulations further elaborate upon and supplement the legal and by-laws provisions applicable to the General Shareholders' Meeting, which provisions shall prevail in the event of a conflict with the provisions of these Regulations.

Article 6. Amendment of the Regulations.

The Board of Directors, and shareholders who individually or collectively hold interests equal to or greater than five (5%) percent of the share capital of the Company, shall have the right to propose amendments to these Regulations. In addition, the amendments to these Regulations shall be subject to the dissemination provisions set forth in Article Four above.

TITLE I. DEFINITION, TYPES, AND POWERS OF THE SHAREHOLDERS AT, GENERAL SHAREHOLDERS' MEETINGS

Article 7. Definition and Types of General Shareholders' Meetings.

1. The group of all duly convened shareholders meeting at a General Shareholders' Meeting to debate and decide by the required majorities those matters within their power, or to be informed of those other matters that the Board of Directors deems appropriate, constitutes the sovereign decision-making body of the Company. The decisions thereof are binding upon all shareholders, including those who are absent, dissenting, abstain from voting and who lack the right to vote, without prejudice to the rights such shareholders may have to challenge such decisions.

2. A General Shareholders' Meeting may be ordinary or extraordinary.

   The shareholders acting at an ordinary General Shareholders' Meeting, which shall be previously called for such purpose, must meet within the first six (6) months of each fiscal year in order to review corporate management, approve financial statements from the prior fiscal year, if appropriate, and decide upon the allocation of profits or losses from such fiscal year. Resolutions may also be adopted at the ordinary General Shareholders' Meeting regarding any other matter within the power of the shareholders, provided that such matters appear on the agenda and that shareholders with the required capital are in attendance at the General Shareholders' Meeting.

   Any General Shareholders' Meeting not provided for in the foregoing paragraph shall be deemed an extraordinary General Shareholders' Meeting and shall meet at any time of the year, provided that the Board of Directors deems such meeting to be appropriate.

Article 8. Powers of the Shareholders Acting at a General Shareholders' Meeting.

1. The shareholders at a General Shareholders' Meeting shall decide the matters assigned thereto by the By-Laws, these Regulations or the Law, and particularly regarding the following:

a) Appointment and removal of Directors, as well as ratification of Directors designated by interim appointment to fill vacancies.

b) Approval, if applicable, of the establishment of systems for compensation of the Company's Directors and senior managers, consisting of the delivery of shares or of rights therein or [a compensation] that takes as its reference the value of the shares.

c) Appointment and removal of Auditors.

d) Review of corporate management and approval, if appropriate, of the financial statements from the prior fiscal year and the proposed allocation of the profits or losses thereof.

e) Increase or reduction in share capital, as well as delegation to the Board of Directors of the power to increase capital.

f) Issuance of debentures and other negotiable obligations and delegation to the Board of Directors of the power for the issuance thereof.

g) Authorization for the derivative acquisition of the Company's own shares.

h) Approval and amendment of these Regulations.

i) Amendment of the By-Laws.

j) Merger, split-off, transformation of the Company, dissolution and overall assignment of assets and liabilities.

2. In addition, the shareholders acting at a General Shareholders' Meeting shall decide any matter submitted to them by the Board of Directors.

TITLE II. ORGANIZATION OF THE GENERAL SHAREHOLDERS' MEETING

Article 9. Call of the General Shareholders' Meeting.

1. Pursuant to the provisions of the By-Laws, the General Shareholders' Meeting must be formally convened by the Board of Directors through an announcement published in the Official Bulletin *[Boletín Oficial]* of the Commercial Registry and in one of the newspapers of wider circulation in Biscay as much in advance as required by the regulations in effect at any time.

2. The Board of Directors must call a General Shareholders' Meeting in the following events:

   a) In the event set forth in paragraph two of Article Seven above.

   b) If the meeting is requested, in the manner provided for by Law, by shareholders who hold or represent at least five (5%) percent of the share capital, which request sets forth the matters to be addressed. In this event, the Board of Directors shall call for the General Shareholders' Meeting to be held within the statutorily

prescribed deadline. The Board of Directors must include the requested matters in the agenda.

c) In the event a tender offer is made for the securities of the Company, in order to report to the shareholders regarding the tender offer and to deliberate and decide upon the matters submitted for their consideration. Any shareholder or shareholders holding voting shares representing at least one (1%) percent of share capital shall have the right to request the inclusion of matters in the agenda of the General Shareholders' Meeting which must be called for this purpose.

3. The announcement of the call to meeting must contain all statements required by Law under such circumstances and must set forth the day, place and time of the meeting upon first call and all matters to be dealt with. The announcement may also, if appropriate, set forth the date on which the General Shareholders' Meeting shall proceed upon second call.

4. The Company shall deliver a copy of the announcement of the call to the National Securities Market Commission. The text of the announcement shall also be accessible through the Company's website.

5. Beginning on the date of the announcement of the call, such information as is deemed appropriate to facilitate the attendance of the shareholders at the General Shareholders' Meeting and their participation therein shall be contained in the Company's website, including at least the following:

   a) Documents relating to the General Shareholders' Meeting that are required by Law, with information regarding the agenda, resolutions proposed by the Board of Directors, and any other relevant information that the shareholders might need in order to cast their vote. In the event that the shareholders acting at the General Shareholders' Meeting must deliberate on the appointment, re-election or ratification of Directors, the corresponding proposed resolution shall be accompanied by the following information: (i) professional profile and biographical data of the Director; (ii) other boards of directors on which it holds office, at listed companies or otherwise; (iii) indication of the type of Director he is in each case, with mention, in the case of proprietary Directors, of the shareholder that proposes or proposed his appointment or with which he has ties; (iv) date of his first and subsequent appointments as Director of the Company, and (v) shares of the Company and derivative financial instruments whose underlying assets are shares of the Company, of which such Director is the holder.

   b) The existing channels of communication between the Company and the shareholders and, in particular, explanations pertinent to the exercise of a shareholder's right to information, indicating the postal and e-mail addresses to which the shareholders may direct their requests.

   c) The means and procedures for granting a proxy to attend the General Shareholders' Meeting.

   d) The means and procedures for distance voting, including, where applicable, the

forms required to evidence attendance and the casting of votes by means of data transmission at the General Shareholders' Meeting.

6. The Company shall use its best efforts to include in its website, starting on the date of the announcement of the call to meeting, an English version of the information and the principal documents related to the General Shareholders' Meeting in order to facilitate shareholders' attendance and participation therein. In the event that such inclusion of website contents is carried out, the Spanish version of the aforementioned documents shall prevail in all cases.

7. Shareholders representing at least five (5%) percent of the share capital may request the publication of a supplement to the call of the General Shareholders' Meeting including one or more items in the agenda.

8. The shareholders' rights mentioned in paragraph two, letter c) and paragraph seven above must be exercised by duly authenticated notice that must be received at the company's registered office within five (5) days of the publication of the call to meeting. The supplement to the call to meeting mentioned in such paragraphs must be published within the statutorily prescribed deadline.

9. The shareholders at the General Shareholders' Meeting may not deliberate on or decide matters that are not included in the agenda, unless otherwise provided by law.

10. The Board of Directors may require that a Notary Public attend the General Shareholders' Meeting and prepare the minutes thereof. In any event, the Board must require the presence of a Notary under the circumstances provided by Law.

Article 10. Right of the Shareholders to Receive Information Prior to the Holding of the General Shareholders' Meeting.

1. Through its website, the Company shall comply, with respect to the shareholders, with the statutorily prescribed obligations to provide information, without prejudice to its right to use any other means for such purpose or to the shareholders' right to request the information in written form pursuant to applicable law.

2. From the first date of publication of the call to the General Shareholders' Meeting through and including the seventh day prior to the date provided for the first call to meeting, the shareholders may request in writing the information or clarifications that they deem are required, or ask written questions that they deem pertinent, regarding the matters contained in the agenda. In addition, upon the same prior notice and in the same manner, the shareholders may request information or clarifications or ask written questions regarding information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders' Meeting.

   All such requests for information may be made by delivery of the request to the Company's registered office, or by delivery to the Company via mail or other means of electronic or long-distance data communication sent to the address specified in the announcement of the meeting or, in the absence of such specification, to the Office of the

Shareholder *[Oficina del Accionista]*. Requests shall be allowed in which the electronic document by virtue of which the information is requested includes a recognized electronic signature used by the requesting party or other mechanisms which, pursuant to a resolution previously adopted for such purpose, the Board of Directors deems sufficient to ensure the authenticity and identity of the shareholder exercising such right to receive information.

Whatever the means used to issue the requests for information, the request of the shareholder must include the shareholder's first and last names, with evidence of the shares owned, in order for this information to checked against the list of shareholders and the number of shares in the shareholders' name provided by the *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.* [Securities Registration, Clearing and Payment Systems Management Company] (Iberclear), for the General Shareholders' Meeting in question. The shareholder shall be responsible for maintaining proof of delivery of the request to the Company as and when due. The Company's website shall provide detailed explanations regarding the exercise of the shareholders' right to receive information in compliance with the provisions of applicable rules and regulations.

3. The Board of Directors shall be required to provide the information requested pursuant to the preceding paragraphs in the form and within the periods provided by the By-Laws, these Regulations and the Law, except in cases in which (i) it is requested by shareholders representing less than twenty-five (25%) percent of the share capital and publication thereof may, in the opinion of the Chairman, prejudice the interests of the Company; (ii) the request for information or clarification does not refer to matters included in the agenda or information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders' Meeting; (iii) the requested information or clarification is unnecessary to form an opinion regarding the matters submitted to the shareholders, or is deemed abusive for any reason; or (iv) legal or regulatory provisions provide otherwise.

4. The Board of Directors may authorize any of its members to respond on behalf of the Board of Directors to shareholder requests for information.

5. When the shareholders are to deal with an amendment to the By-Laws, besides the statements required in each case by Law, the notice of the call must make clear the right of all shareholders to examine at the Company's registered office the complete text of the proposed amendment and the report thereon and to request that such documents be delivered or sent to them without charge.

6. In all cases in which the Law so requires, such information and supplemental documentation as is mandatory shall be made available to the shareholders.

TITLE III. RIGHT TO ATTEND AND PROXY REPRESENTATION

Article 11. Right to Attend.

1. All holders of voting shares may attend the General Shareholders' Meeting, with the right to be heard and to vote.

2. In order to exercise the right to attend, shareholders must cause the shares to be registered in their name in the corresponding book-entry registry at least five (5) days prior to the day on which the General Shareholders' Meeting is held. This circumstance must be evidenced by means of the appropriate attendance card or validation certificate issued by the entity or entities in charge of the book-entry registry, or in any other form allowed by applicable legislation.

Article 12. Right to Proxy Representation.

1. Shareholders may exercise the right to attend the General Shareholders' Meeting personally or through proxy representation by another person, even though such person is not a shareholder, if the requirements and formalities established in the By-Laws, these Regulations and the Law are met. Representation by a person who cannot act as a representative in accordance with Law shall be invalid and ineffective.

2. Without prejudice to the provisions of the Companies Law *[Ley de Sociedades Anónimas]*, proxy representation must be granted directly in writing or by mail or e-mail. When granted by means of mail or e-mail, only those proxies which are granted in the following manner shall be deemed valid:

   a) by postal correspondence, delivering to the Company an instrument evidencing the proxy granted and accompanied by the attendance card issued by the entity or entities in charge of the book-entry registry.

   b) by electronic correspondence, through notice to the Company setting forth the details of the proxy being granted and the identity of the shareholder being represented, and using a recognized electronic signature of the shareholder or other type of guarantee that the Board of Directors deems best ensures the authenticity and identification of the shareholder granting the proxy, and which shall be accompanied by an unalterable electronic copy of the attendance and ballot card.

   A proxy granted by either of the above-mentioned means of long-distance communication must be received by the Company before midnight on the day immediately prior to the day set for the holding upon first call of the General Shareholders' Meeting. Otherwise, the proxy shall be deemed not to have been granted.

3. The Board of Directors has the power to further elaborate upon the foregoing provisions by establishing rules, means and procedures adjusted to current techniques in order to organize the grant of proxies by electronic means, in accordance with the rules and regulations issued for such purpose, if any.

   Specifically, the Board of Directors may (i) establish rules for the use of guarantees other than electronic signatures for the granting of proxies by electronic correspondence, and (ii) reduce the advance period for receipt by the Company of proxies granted by postal or electronic correspondence.

4. The Chairman of and Secretary for the General Shareholders' Meeting shall have the widest powers to recognize the validity of a document or media evidencing representation

by proxy; only those which fail to meet the minimum legal requirements may be deemed invalid, and only provided that such failure cannot be cured.

5. A proxy is always revocable. Personal attendance at the General Shareholders' Meeting of the shareholder granting the proxy shall have the effect of revoking the proxy.

6. In cases where the Directors of the Company make a public solicitation for proxies, the rules contained in the Companies Law, the Securities Market Law and rules and regulations further elaborating upon the provisions thereof shall apply. In particular, the document evidencing the proxy must contain or attach the agenda, as well as the solicitation of instructions for the exercise of voting rights and the way in which the proxy-holder will vote in the event that specific instructions are not given, subject in all cases to the provisions of Law. The delegation may also include those matters which the Law allows to be dealt with at the General Shareholders' Meeting even when not provided for in the agenda.

7. If the proxy has been validly granted pursuant to the Law and these Regulations but does not include voting instructions or questions arise as to the intended proxy-holder or the scope of the representation, it shall be deemed that the proxy (i) is granted in favor of the Chairman of the Board of Directors, (ii) refers to all of the proposals included in the agenda for the General Shareholders' Meeting, (iii) contains the instruction to vote favorably thereon and (iv) also extends to matters that may be raised outside of the agenda, in respect of which the proxy-holder shall cast his vote in the direction he deems most favorable to the interests of the shareholder granting the proxy.

8. Unless otherwise indicated by the shareholder granting the proxy, in the event that the proxy-holder is subject to a conflict of interest, it shall be deemed that the shareholder granting the proxy has also appointed as proxy-holders, jointly and severally and successively, the Chairman of the General Shareholders' Meeting and, if such Chairman is also subject to a conflict of interest, the Secretary for the General Shareholders' Meeting.

Article 13. Attendance Cards.

1. Entities participating in the *Sociedad de Gestión de Sistemas de Registro, Compensación y Liquidación de Valores, S.A.* (Iberclear) may be authorized to issue cards for attendance at the General Shareholders' Meeting in favor of their respective depositing shareholders, which cards may also be issued by the Company itself in exchange for the deposit of documents evidencing ownership of the shares.

2. For such purpose, the Company may propose to such entities the format of the attendance card to be issued to the shareholders in order for the cards issued by such entities to be uniform and to include a bar code or other system which allows for the electronic reading thereof in order to facilitate the computerized calculation of attendees. The Company may also propose the formula to be recited in such document in order to delegate proxy representation at the meeting in favor of another person, which should also set forth the way in which the proxy-holder will vote on each of the resolutions proposed by the Board of Directors for each item on the agenda in the absence of specific instructions of the shareholder being represented. The attendance card may specify the identity of the proxy-holder in the absence of express appointment by the shareholder being represented.

Article 14. Other Attendees.

1. The members of the Board of Directors must attend the General Shareholders' Meeting. The absence of any of such members shall not affect the validity of the General Shareholders' Meeting.

2. Managers, experts and other persons interested in the efficient running of corporate affairs may be authorized to attend the General Shareholders' Meeting by the Chairman thereof. In addition, the Chairman of the General Shareholders' Meeting may grant the press, financial analysts and any other person the Chairman deems appropriate access to such General Shareholders' Meeting, although the shareholders acting thereat may revoke such authorization.

TITLE IV. INFRASTRUCTURE AND EQUIPMENT

Article 15. Place of the Meeting.

1. The General Shareholders' Meeting shall be held at the place indicated in the call to meeting within the municipality where the Company's registered office is located. If no place is indicated in the call, it shall be deemed that the meeting will take place at the Company's registered office. The premises shall have the equipment, personnel and infrastructure needed for the meeting. In addition, the Company may make available other premises with similar characteristics where the General Shareholders' Meeting can be held in the event of an emergency.

2. The General Shareholders' Meeting may be attended by going to the place where the meeting is to be held or, if applicable, to other places provided by the Company and indicated in the call to meeting, and which are connected therewith by video conference systems that allow recognition and identification of the parties attending, permanent communication among the attendees regardless of their location, and participation and voting, all in real time. The principal place of the meeting must be located in the municipal area of the Company's registered office, but supplemental locations need not be so located. For all purposes relating to the General Shareholders' Meeting, attendees at any of the sites shall be deemed attendees at the same individual meeting. The meeting shall be deemed to be held at the principal location thereof.

Article 16. Infrastructure, Means of Communication and Services Available at the Premises.

1. The premises to be used to hold the General Shareholders' Meeting shall have the personnel, technical equipment and safety, assistance and emergency measures matching the nature and location of the property, as well as the importance of the event. In addition, the premises for holding the General Shareholders' Meeting shall have the emergency and evacuation measures required by law, as well other measures deemed appropriate in light of the circumstances.

2. Appropriate safety controls and surveillance and protection measures, as well as systems for controlling access to the meeting, shall be established in order to ensure the safety of the attendees and the orderly conduct of the General Shareholders' Meeting.

3. At the entrance to the premises where the meeting is being held, the attendees shall be delivered a copy of the full text of the resolutions proposed by the Board of Directors for submission to the shareholders regarding each item on the agenda. Excepted from the foregoing are those proposals which have been prepared immediately prior to the holding of the General Shareholders' Meeting and which for such reason cannot be delivered in written form to all attendees. In addition, there shall be made available to the attendees copies of the management reports and other documentation which, pursuant to legal or by-laws provisions, must be made available to the shareholders with respect to such proposed resolutions.

4. The entire proceedings of the General Shareholders' Meeting may be the subject of audiovisual recording, if so determined by the Chairman thereof. The attendees may not use photographic, video, image and/or sound recording equipment or other similar equipment in the room where the General Shareholders' Meeting is taking place, except to the extent allowed by the Chairman. Means allowing for the simultaneous interpretation of debate may also be made available when deemed appropriate for any reason.

Article 17. Computer System for the Recording of Proxies and Voting Instructions, Preparation of the List of Attendees, and Calculation of Voting Results.

1. Sufficiently in advance of the day set forth for the holding of the General Shareholders' Meeting, the Company shall provide the personnel and technical equipment required to perform computer monitoring and calculation of the proxies (with the corresponding voting instructions, if any) received by the members of the Company's Board of Directors.

2. In addition, on the day of the General Shareholders' Meeting, the premises indicated for the meeting shall be supplied with the above-mentioned computer personnel and technical equipment for the purpose of recording the entry of shareholders attending the meeting in order to calculate the provisional and final quorum for the General Shareholders' Meeting and the preparation of the list of shareholders present in person and by proxy, which shall be electronically recorded in duplicate and sealed, and the cover of which shall show the appropriate identification procedure signed by the Secretary with the approval of the Chairman, and the procedure, if any, followed by the Notary Public, which shall be attached to the minutes of the General Shareholders' Meeting. Such personnel and equipment shall also be provided in order to calculate the voting.

3. In order to undertake such activity, the Company shall, pursuant to applicable rules and regulations, ask the *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.* (Iberclear) to provide, in electronic format and within the deadlines provided for such purpose, the list of the Company's shareholders and the number of shares appearing in the name of each shareholder.

Article 18. Office of the Shareholder.

The Company shall set up an Office of the Shareholder in a visible place at the stated premises of the General Shareholders' Meeting, for the purpose of (i) answering questions regarding the proceedings raised by the shareholders prior to the commencement of the session, without prejudice to shareholders' legal and by-laws rights to take the floor, make proposals and vote, and (ii) assisting and informing attendees and shareholders who wish to

take the floor, preparing for such purpose a list of those who previously state their desire to participate, as well as collecting the text of their statements, if such statements are available in writing.

TITLE V. CONDUCT OF THE GENERAL SHAREHOLDERS' MEETING

Article 19. Opening of the Premises and Monitoring Access Thereto.

1. In the place and on the day provided, whether on first or second call, for the holding of the General Shareholders' Meeting, and beginning one hour prior to the time announced for the commencement of the meeting (unless otherwise specified in the notice of the call), the shareholders or their valid representatives may present their respective attendance cards, proxies and, if applicable, the documents evidencing their status as legal representative, to the staff of the Office of the Shareholder. The registration of shareholders attending the meeting in person and by proxy shall be carried out through optical scanning or other similar technical media, pursuant to the provisions of Article Seventeen above.

2. In the event that a second call is made due to the failure to attend of the number of shareholders legally required to hold the General Shareholders' Meeting on the first call, such circumstance shall be properly recorded in the minutes of the General Shareholders' Meeting.

Article 20. Chairman, Secretary and Presiding Committee *[Mesa]* of the General Shareholders' Meeting.

1. The Presiding Committee *[Mesa]* of the General Shareholders' Meeting shall be formed at the time stated in the call of the General Shareholders' Meeting.

2. The Chairman of the Board of Directors or, in the absence thereof, the Vice-Chairman, shall act as the Chairman of the General Shareholders' Meeting; if there are several Vice-Chairmen, they shall act in the order set forth in the By-Laws; in the absence of the foregoing, the longest-serving Director shall serve, and in the absence of all of the above, the shareholder designated by the shareholders themselves shall serve.

3. The Chairman shall be assisted by the Secretary. The Secretary of the Board of Directors and, in the absence thereof, the Vice-Secretary of the Board of Directors, shall act as Secretary for the General Shareholders' Meeting; in the absence of both, the Director with the least amount of time in such position shall serve, and in the absence of all of the above, the shareholder designated for such purpose by the shareholders themselves shall serve.

   The Chairman may also, if so desired, obtain the assistance of any expert the Chairman deems appropriate.

4. The Chairman and the Secretary, along with the remaining members of the Board of Directors in attendance, shall constitute the Presiding Committee of the General Shareholders' Meeting.

Article 21. Powers of the Chairman of the General Shareholders' Meeting.

1. The Chairman of the General Shareholders' Meeting, who is responsible for presiding over the meeting, shall generally have the broadest powers needed for the best progress of the General Shareholders' Meeting, including the following:

   a) To call the meeting to order.

   b) To verify that there is a valid quorum for the General Shareholders' Meeting and, if applicable, to declare it to be validly in session.

   c) To take notice of the request, if any, made by the Board of Directors for the presence of a Notary Public to take the minutes of the General Shareholders' Meeting.

   d) Together with the Secretary for the General Shareholders' Meeting, to make decisions regarding questions, requests for clarification or claims raised with respect to the list of attendees and delegated powers or proxies.

   e) To direct presentations such that the debate adheres to the agenda.

   f) To direct the deliberations by granting the floor to shareholders who so request it, and taking the floor away or refusing to grant it when the Chairman deems that a matter has been sufficiently debated, is not on the agenda or hinders the progress of the meeting.

   g) To accept or reject new proposals with respect to matters included in the agenda.

   h) To indicate the time for voting.

   i) To organize the voting and, with the assistance of the Secretary, to perform the calculation thereof.

   j) To announce the results of the voting.

   k) To temporarily suspend the General Shareholders' Meeting.

   l) To adjourn the meeting.

   m) And, in general, to exercise all other powers, including those of order and discipline, which are required to properly hold the General Shareholders' Meeting.

2. The Chairman, even when present at the meeting, may entrust management of debate to a Director the Chairman deems appropriate, or to the Secretary, who shall carry out these duties on behalf of the Chairman, who may remove them at any time.

3. If the Chairman of the General Shareholders' Meeting is absent for any reason during the holding of the meeting, the replacement thereof in the exercise of his duties shall be carried out in accordance with the provisions of paragraph two of Article Twenty above and the By-Laws.

Article 22. Powers of the Secretary for the General Shareholders' Meeting.

1. The powers of the Secretary shall be the following:

   a) To declare the Presiding Committee to be formed, and to announce the members thereof.

   b) To inform the shareholders, by delegation from the Chairman, of the provisional and final quorum of shareholders attending the General Shareholders' Meeting, indicating the number of shareholders represented in person and by proxy, as well as the number of shares they represent in person and by proxy, and the percentage of share capital represented thereby, and also indicating the total number of shares represented at the General Shareholders' Meeting as well as the percentage such number represents of the total share capital of the Company, for which purpose the Company's treasury shares shall not be counted as being in attendance.

   c) To read, if applicable, or to make a summary report of the essential terms of the call to meeting, the text of the proposed resolutions, the Financial Statements (Balance Sheet, Profit and Loss Statement and Notes) of the Company and its Consolidated Group, the Company's Management Report and Consolidated Group Report, the Proposal for Allocation of Profits or Losses and the Auditors' Report.

   d) Together with the Chairman, to make decisions regarding questions, requests for clarification or claims raised with respect to the list of attendees and delegated powers or proxies.

   e) To draft the minutes of the General Shareholders' Meeting, if applicable.

2. If the Secretary for the General Shareholders' Meeting is absent for any reason during the holding of the meeting, the replacement thereof in the exercise of the Secretary's duties shall be carried out in accordance with the provisions of paragraph three of Article Twenty above and the By-Laws.

Article 23. Establishment of a Quorum for the General Shareholders' Meeting.

1. The General Shareholders' Meeting, whether ordinary or extraordinary, shall be validly established with the minimum quorum required by applicable legislation, taking into account the matters appearing in the agenda.

2. Notwithstanding the provisions of the foregoing paragraph, shareholders representing two-thirds of subscribed capital with voting rights must be in attendance at the first call of the General Shareholders' Meeting, and shareholders representing sixty (60%) percent of such capital must be in attendance at the second call, in order to adopt resolutions regarding a change in the corporate purpose, transformation, total split-off, dissolution of the Company and amendment of paragraph two of Article Twenty-One of the By-Laws.

3. The absence of shareholders occurring once a quorum for the General Shareholders' Meeting has been established shall not affect the validity of the meeting.

4. If the attendance of shareholders representing a particular percentage of share capital or the consent of specific interested shareholders is required pursuant to applicable legal or by-laws provisions in order to validly adopt a resolution regarding one or more items on the agenda of the General Shareholders' Meeting, and such percentage is not reached or such shareholders are not present in person or by proxy, the shareholders shall be limited to deliberation and decision regarding those items on the agenda which do not require such percentage of capital or such shareholders in order to be decided.

Article 24. List of Attendees.

1. Once the Presiding Committee has been formed, and prior to beginning with the agenda, a list of attendees shall be prepared which sets forth the nature or representation of each attendee and the number of their own or other parties' shares present. At the end of the list, there shall be a determination of the number of shareholders present in person or by proxy, as well as the amount of capital they own, with a specification as to which capital corresponds to shareholders with the right to vote. The list of attendees shall include as present those shareholders who have cast votes from a distance pursuant to the provisions of the By-Laws and these Regulations. The list shall be contained in electronic media, the sealed cover of which shall show the appropriate identification procedure signed by the Secretary for the General Shareholders' Meeting with the approval of the Chairman.

   If the meeting takes place in different places pursuant to the provisions of these Regulations, the list of attendees shall also include the capital represented in person or by proxy in each room. In such case, distance votes shall be included in the room where the Presiding Committee is located.

2. The Secretary has the power, exercised by delegation from the Chairman, to prepare the list of attendees. The Secretary shall be provided with the means and systems determined by the Chairman for preparation of the list and, if applicable, for calculation of the voting.

3. The list of attendees shall be placed at the beginning of the minutes of the General Shareholders' Meeting or shall be attached thereto by means of an annex signed by the Secretary and approved by the Chairman.

Article 25. Opening of the Session.

1. Prior to the commencement of the General Shareholders' Meeting, the Chairman or, by delegation therefrom, the Secretary, shall announce the provisional information relating to the number of shareholders with the right to vote attending the session in person or by proxy or by distance voting, with an indication of their capital interests. In view of such information, the Chairman shall, if appropriate, provisionally declare the existence of a quorum for the General Shareholders' Meeting and shall open the session.

2. If appropriate, the Chairman shall announce the presence of a Notary Public at the meeting, shall identify such Notary Public, and shall disclose the request he has made of the Notary Public to prepare the minutes of the General Shareholders' Meeting.

3. If a Notary Public has been required to prepare the minutes of the meeting, the Notary Public shall ask and make clear in the minutes whether there are reservations or objections

regarding the statements of the Chairman, or of the Secretary acting by delegation from the Chairman, regarding the number of shareholders in attendance and the capital which is present.

Article 26. Shareholder Requests to Address the General Shareholders' Meeting.

1. Once the Chairman has declared the General Shareholders' Meeting to have commenced, those shareholders who desire to address the meeting and, if applicable, to request information or clarifications regarding the items on the agenda or to make proposals, shall identify themselves to the Notary Public or persons assisting him or, in the absence thereof, to the Secretary or assistants thereto provided for such purpose or, if so indicated, to the Office of the Shareholder, and state their first and last names, the number of shares they own and the number they represent. The Chairman may request speakers to deliver the text of their presentation to the Notary Public (or, in the absence thereof, to the Secretary) or assistants thereto or the Office of the Shareholder. In any event, if they desire such presentation to be literally reflected in the minutes of the General Shareholders' Meeting, they must at such time deliver it in writing to the Notary Public (or, in the absence thereof, to the Secretary) in order for the latter to be able to compare it to the shareholder's presentation.

2. In addition, regarding the right to make an address in order to take the floor, the Chairman shall inform the attendees that, in order to speed up the progress of the General Shareholders' Meeting, those shareholders who wish to speak must provide the Office of the Shareholder with their name and the number of shares they hold, as well as the text of their presentation if they have it in writing, in order to make a copy to facilitate the preparation of the minutes of the General Shareholders' Meeting.

Article 27. Reports.

1. While the shareholders who desire to take the floor are identified pursuant to the provisions of the foregoing article, the Secretary, at the direction of the Chairman, shall inform the shareholders of the various publications of the pertinent notice of the call to meeting, and shall proceed to a reading thereof, unless the shareholders resolve that such publications be deemed to have been read.

2. Thereafter, the General Shareholders' Meeting shall continue with the presentation of reports by the Chairman and the reports, if any, of the members of the Board of Directors or persons designated for such purpose.

3. Thereafter, and in any event prior to voting on the business included in the agenda, the Chairman shall commence the period for presentations by the shareholders.

Article 28. Shareholder Presentation Period.

1. Presentations by the shareholders shall occur in the order in which they are called by the Presiding Committee, after the setting of the periods for such presentations by the Chairman. No shareholder may make a presentation dealing with business not included in the agenda or without being granted the floor by the Chairman of the General Shareholders' Meeting.

2. The shareholders shall initially have a maximum of five (5) minutes for each presentation, without prejudice to the Chairman's power to extend such period. Notwithstanding the foregoing, when the number of presentations requested or other circumstances so require, the Chairman may set a maximum presentation period of less than five (5) minutes, giving due regard in each case to the equal treatment of presenting shareholders and the principle of non-discrimination.

3. In the exercise of the Chairman's powers to preside over the General Shareholders' Meeting, and without prejudice to other action that may be taken, the Chairman:

    a) may extend the time initially allocated to each shareholder, when the Chairman so deems it appropriate;

    b) may decide the order in which answers will be provided to the shareholders and whether such answers will be given following each presentation period or as a collective response after the last presentation;

    c) may request the presenting parties to clarify issues that have not been understood or which have not been sufficiently explained during the presentation;

    d) may call the presenting shareholders to order so that they limit their presentation to business properly before the General Shareholders' Meeting and refrain from making improper statements or exercising their right in an abusive or obstructionist manner;

    e) may announce to the presenting parties that the time for their presentations will soon be ending so that they may adjust their discourse and, when the time granted for their presentation has ended, or if they persist in the conduct described in the preceding paragraph, may withdraw the floor from them, and, if the Chairman believes that their presentation might alter the proper order and normal conduct of the meeting, the Chairman may adopt appropriate measures in order to comply with this provision; and

    f) may deny the floor when the Chairman believes that a particular matter has been sufficiently debated, is not included in the agenda, or hinders the progress of the meeting.

    The Chairman shall endeavor to maintain order in the room in order to allow the presenting parties to make their presentations without undue interruption.

4. During their presentation, the shareholders may make proposals regarding any matter on the agenda except in those cases in which the Law provides that they must be made available to the shareholders at the Company's registered office at the time the call to meeting is published. They may also propose the adoption of resolutions on those matters which may be debated and decided at the General Shareholders' Meeting without such matters appearing on the agenda of the meeting, as well as exercising their right to receive information as described in the next article.

5. When several shareholders ask to make a presentation regarding the same matter, any of them may withdraw their presentation and cede their period to the others.

6. If one of the shareholders desires to make a new presentation, such shareholder shall so request the Chairman of the General Shareholders' Meeting, who may grant the floor again to such shareholder if the Chairman deems it appropriate based on the progress of the meeting.

Article 29. Right to Receive Information during the General Shareholders' Meeting.

1. During the presentation period, all shareholders may verbally request information or clarifications that they deem are necessary regarding the matters contained in the agenda. They must have previously identified themselves for this purpose in accordance with the provisions of Article Twenty-Six above.

   The Directors shall be required to provide the information requested pursuant to the preceding paragraph in the form and within the periods provided by Law, except in those cases in which (i) it has been requested by shareholders representing less than twenty-five (25%) percent of the share capital, and the Chairman believes that publication thereof may prejudice the interests of the Company; (ii) the request for information or clarification does not refer to matters included in the agenda; (iii) the requested information or clarification is not needed to form an opinion regarding the matters submitted to the shareholders, or is deemed abusive for any reason; or (iv) legal or regulatory provisions provide otherwise.

2. The requested information or clarification shall be provided by the Chairman or, if applicable and if directed by such Chairman, by the Chairman of the Audit and Compliance Committee, the Secretary, a Director or, if appropriate, any employee of the Company or expert on the matter. The Chairman shall direct the manner in which an answer shall be provided to the shareholder who had made a request or requested a clarification in such shareholders' oral presentation. In particular, it may be decided to provide a collective response to the shareholder presentations at the end of the presentation period.

   In the event that for any reason it is not possible to satisfy the shareholder's right to receive information during the proceedings of the General Shareholders' Meeting, the Directors shall provide the requested information in writing to the interested shareholder within seven (7) days of the close of the General Shareholders' Meeting.

Article 30. Establishment of a Final Quorum for the General Shareholders' Meeting.

1. The list of attendees shall be finalized no later than at the end of the presentations, and the Chairman or, by delegation therefrom, the Secretary, shall read the overall information contained in the list of attendees, detailing the number of shareholders with the right to vote who are present in person or by proxy at the meeting (including those who have exercised their right to vote from a distance pursuant to the provisions of these Regulations), the number of shares corresponding thereto and the percentage of share capital they represent.

2. Once this information has been announced by the Chairman or the Secretary, the Chairman shall, if appropriate, declare the existence of a proper and sufficient quorum at the General Shareholders' Meeting on first or second call, as the case may be, and shall

decide if the shareholders can debate and adopt resolutions regarding all matters contained in the agenda or if, on the contrary, debate must be limited to only some of them, based on attendance at the General Shareholders' Meeting in accordance with the list of attendees.

3. Once the definitive establishment of a quorum for the General Shareholders' Meeting has been declared, and if the minutes are being prepared by a Notary Public, the attending shareholders may state to the Notary Public any reservation or objection they may have regarding the existence of a valid quorum for the General Shareholders' Meeting or regarding the overall information from the list of attendees which was previously read aloud, in order to duly record such reservation or objection in the minutes of the General Shareholders' Meeting.

Article 31. Temporary Suspension.

1. In exceptional cases, when there are disturbances which materially hinder the order of the meeting or any other extraordinary circumstance which temporarily prevents the normal progress of the General Shareholders' Meeting, the Chairman may agree to suspend the session for the time the Chairman deems appropriate (but not for more than two (2) hours) in order to reestablish the conditions needed for the continuation thereof. The Chairman of the General Shareholders' Meeting may adopt such additional measures as the Chairman deems appropriate to ensure the safety of those present and to avoid the repetition of circumstances which might again affect the proper conduct of the meeting.

2. Once the session has resumed, if the situation which gave rise to the suspension persists, the Chairman shall consult with the Presiding Committee in order for the shareholders to agree to continue the session on the next day. In the event the continuation is not approved for any reason, the Chairman shall immediately adjourn the meeting.

Article 32. Continuation.

1. At the proposal of the Directors or at the request of shareholders representing at least one-fourth of the capital present at the General Shareholders' Meeting, the attendees may agree to a continuation of their sessions over one or more consecutive days. Regardless of the number of sessions, the General Shareholders' Meeting shall be deemed to be a single meeting, and a single set of minutes shall be prepared for all of the sessions.

2. Once the General Shareholders' Meeting has been continued, there shall be no need to repeat compliance with the provisions of the By-Laws or the Law in subsequent sessions for them to be validly held. Without prejudice to the provisions of paragraph three of Article Thirty-Five, if any shareholder included in the list of attendees prepared at the beginning of the meeting does not thereafter attend the subsequent meetings, the majorities needed to adopt resolutions shall continue to be those determined based on the results of such list.

Article 33. Casting of Votes from a Distance.

1. Shareholders may cast their vote regarding proposals relating to the items included in the agenda by mail or by electronic communication.

2. Mail votes shall be cast by sending to the Company a document in which such vote is recorded, accompanied by the attendance card issued by the entity or entities in charge of the book-entry registry.

3. Votes by electronic communication shall be cast using a recognized electronic signature or other type of guarantee that the Board of Directors deems best ensures the authenticity and identification of the shareholder exercising the right to vote, and to which shall be attached an unalterable electronic copy of the attendance card and ballot.

4. Votes cast by either of the means set forth in the preceding paragraphs must be received by the Company before midnight on the day immediately prior to the date provided for the holding upon first call of the General Shareholders' Meeting. Otherwise, the vote shall be deemed not to have been cast.

5. The distance voting referred to in this Article shall be rendered void:

   a) By subsequent express revocation made by the same means used to cast the vote and within the period established for such voting.

   b) By attendance at the meeting in person or by proxy of the shareholder casting the vote.

6. The Board of Directors is empowered to elaborate upon the foregoing provisions by establishing rules, means and procedures adjusted to current techniques in order to organize the casting of votes and the grant of proxies by electronic means, following the rules and regulations issued for such purpose and the By-Laws, if applicable.

   Specifically, the Board of Directors may (i) establish rules for the use of guarantees other than electronic signatures for casting electronic votes pursuant to the provisions of paragraph three above, and (ii) reduce the advance period set forth in paragraph four above for receipt by the Company of votes cast by postal or electronic communication.

   In any event, the Board of Directors shall adopt the measures needed to avoid possible deception and to ensure that the person casting a vote or granting a proxy by postal or electronic communication has the right to do so pursuant to the provisions of the By-Laws and these Regulations.

   The implementing rules adopted by the Board of Directors under the provisions of this sub-section shall be published on the Company's website.

7. Shareholders who cast votes from a distance pursuant to the provisions of this Article shall be deemed present for purposes of determining the establishment of a quorum for the General Shareholders' Meeting in question.

Article 34. Voting on Proposed Resolutions.

1. Once the shareholder presentations have ended and responses have been made to requests for information pursuant to the provisions of these Regulations, the proposed resolutions regarding matters included in the agenda or which are not legally required to be set forth

therein, including proposals made by the shareholders during the meeting, shall be submitted to a vote.

The Board of Directors shall propose different resolutions in connection with matters that are substantially independent of one another, such that the shareholders may separately express their voting preferences. This rule shall specifically apply: (i) to the appointment, re-election or ratification of Directors, such that a separate proposal shall be made for each Director whose appointment, re-election or ratification is proposed to the shareholders at the General Shareholders' Meeting, and (ii) in the case of amendments of the By-Laws, to each article or group of articles that are substantially independent of one another.

The adoption of resolutions shall proceed following the agenda set forth in the call to meeting. Resolutions proposed by the Board of Directors shall be first submitted to vote and then, if appropriate, resolutions proposed by others shall be voted upon following their priority in time. In any event, once a proposed resolution has been adopted, all others relating to the same matter and which are incompatible therewith shall be withdrawn and therefore need not be voted upon.

If proposals have been made regarding matters that may be approved at the General Shareholders' Meeting without having appeared in the agenda, the Chairman shall decide the order in which they shall be submitted to a vote.

It shall not be necessary for the Secretary to previously read aloud the complete text of resolutions proposed by the Board of Directors if such text has already been published on the Company's website since the date of publication of the announcement of the call to the General Shareholders' Meeting. In this case, the reading of a summary or excerpts may be sufficient, except when [a full reading is] deemed appropriate by the Chairman for some or all of the proposals. In any event, the attendees shall be told to which item on the agenda the proposed resolution being submitted to vote refers.

2. As a general rule, and without prejudice to the use of other alternative systems, at the election of the Chairman – when the circumstances so require –, for purposes of voting on the proposed resolutions, the direction of the votes cast by the shareholders shall be determined as follows:

(i) In the case of proposed resolutions relating to matters included in the agenda, votes corresponding to all shares present in person and by proxy, less the votes corresponding to (a) shares whose holders or representatives state that they vote against, in blank, or abstain, by communicating or expressing their vote or abstention to the Notary (or, in the absence thereof, the Secretary) or the assistants thereto, for note thereof to be taken in the minutes; (b) shares whose holders have voted against, in blank, or have expressly stated that they abstain through the means of communication referred to in these Regulations, and (c) shares whose holders or representatives have left the meeting prior to the voting on the proposed resolution in question and have had the Notary (or, in the absence thereof, the Secretary) or the assistants thereto record their withdrawal from the meeting, shall be deemed to be favorable votes .

(ii) In the case of proposed resolutions relating to matters not included in the agenda, votes corresponding to all shares present in person and by proxy, less the votes corresponding to (a) shares whose holders or representatives state that they vote in favor, in blank, or abstain, by communicating or expressing their vote or abstention to the Notary (or, in the absence thereof, the Secretary) or the assistants thereto, for note thereof to be taken in the minutes; (b) shares whose holders have voted in favor, in blank, or have expressly stated that they abstain through the means of communication referred to in these Regulations, and (c) shares whose holders or representatives have left the meeting prior to the voting on the proposed resolution in question and have had the Notary (or, in the absence thereof, the Secretary) or the assistants thereto record their withdrawal from the meeting, shall be deemed to be votes in the negative.

3. Furthermore, so long as it is legally admissible and the required guarantees of transparency and certainty are provided in the opinion of the Board of Directors, a vote may be divided in order for financial intermediaries who are recorded as having shareholder status but act for the account of different clients to be able to divide their votes in accordance with the instructions given by such clients.

Article 35. Adoption of Resolutions and Announcement of Voting Results.

1. The shareholders, whether acting at an ordinary or extraordinary General Shareholders' Meeting, shall adopt resolutions with the majorities of votes represented in person or by proxy required by the By-Laws or the Companies Law. Each voting share, whether represented in person or by proxy, shall grant the holder the right to one vote, without prejudice to the limitations on the maximum number of votes that may be cast by a shareholder and to conflicts of interest provided for in Articles Twenty-Nine and Thirty of the By-Laws and also without prejudice to the restrictions established under applicable law.

2. The approval of resolutions shall require the favorable vote of one-half plus one of the voting shares cast in person or by proxy at the General Shareholders' Meeting. The foregoing does not affect situations in which the By-Laws or the Law require a greater majority.

3. For purposes of determining the number of shares upon which the majority needed to adopt the various resolutions shall be calculated, all shares appearing on the list of attendees shall be deemed to be in attendance, present and represented at the meeting, less: (i) shares whose owners or representatives have left the meeting prior to the voting on the proposed resolution or resolutions in question and have recorded their withdrawal with the Notary Public or, in the absence thereof, with the Secretary or assistants thereto; and (ii) shares which, by application of the provisions of Articles Twenty-Nine and Thirty of the By-Laws or the provisions of applicable law, are totally or partially deprived of the right to vote in general or for the particular resolution in question.

4. Once the Chairman has evidence of sufficient favorable votes, the Chairman shall declare the resolutions to be adopted, without prejudice to the statements that the attending shareholders (or their representatives) may make to the Notary Public (or, in the absence thereof, to the Secretary) or assistants thereto, regarding the direction of their vote.

Article 36. Closure of the General Shareholders' Meeting.

Once the voting on the proposed resolutions has been completed and the Chairman has announced the approval thereof, if any, the General Shareholders' Meeting shall end and the Chairman shall bring the meeting to a close, adjourning the session.

Article 37. Minutes of the General Shareholders' Meeting.

1. The minutes of the General Shareholders' Meeting may be approved by the shareholders at the end of the meeting, and otherwise within a period of fifteen (15) days by the Chairman and two Inspectors, one on behalf of the majority and the other on behalf of the minority.

2. Once the minutes are approved, they shall be signed by the Secretary for the General Shareholders' Meeting or the particular session thereof, with the approval of the person acting therein as the Chairman. In the event the above-mentioned persons are unable to do so for any reason, they shall be replaced by the persons established by the By-Laws or the Law.

3. In the event that a Notary Public takes part in the General Shareholders' Meeting, the notarial minutes shall be deemed the minutes of the General Shareholders' Meeting, and shall not require approval.

Article 38. Publication of Resolutions.

Without prejudice to registration with the Commercial Registry of recordable resolutions and applicable legal provisions regarding the publication of corporate resolutions, the Company shall communicate to the National Securities Market Commission the literal text or a summary of the contents of the approved resolutions by means of a timely notice of a significant event. The text of the resolutions shall also be accessible through the website of the Company. In addition, at the request of any shareholder or their representative at the General Shareholders' Meeting, the Secretary shall issue a certification of the resolutions or of the minutes, including the notarial minutes, if any.

TITLE VI. INTERPRETATION

Article 39. Interpretation of the Regulations.

The Chairman of the General Shareholders' Meeting shall have the power to decide any questions or disputes raised during the meeting regarding the application or interpretation of these Regulations, without prejudice to subsequent consideration thereof by the Board of Directors, which shall, if applicable, propose to the shareholders at the General Shareholders' Meeting such amendments to the text of these Regulations as it deems appropriate.

No. 82-03382

IBERDROLA

REGULATIONS

OF THE

BOARD OF DIRECTORS

OF

IBERDROLA, S.A.

CURRENT TEXT
APPROVED BY THE GENERAL SHAREHOLDERS' MEETING
HELD ON MARCH 29, 2007

PRELIMINARY TITLE

Article 1.- Purpose.

The purpose of these Regulations is to establish the principles that are to govern all action taken by the Board of Directors of Iberdrola, S.A. (hereinafter, "Iberdrola" or the "Company"), the basic rules for the organization and operation thereof, and the rules of behavior to be observed by its members, in order to achieve the greatest degree of transparency, effectiveness and dynamism, supervision and control of its management duties and representation of the Company's interests.

Article 2.- Scope.

1. These Regulations shall apply directly to the Board of Directors, the representative decision-making bodies thereof (whether collective or single-person) and its internal Committees or Commissions, as well as to all members thereof who, in the performance of their duties, decide the direction thereof.

2. The persons to whom these Regulations apply shall have the duty to be apprised of them, to comply with them and to enforce them, for which purpose the Secretary of the Board of Directors of Iberdrola shall provide them with a copy, the delivery of which such persons shall acknowledge by means of a signed receipt.

3. For purposes of these Regulations, the Iberdrola Group shall be deemed to consist of Iberdrola and of those companies which are, in respect of Iberdrola, in any of the situations contemplated in Section 4 of Law 24/1988, of July 28, on the Securities Market.

Article 3.- Dissemination.

These Regulations shall be reported to the National Securities Exchange Commission and filed with the Commercial Registry, pursuant to applicable rules and regulations. Furthermore, the current text of these Regulations shall be available on the Company's website.

Article 4.- Priority of Provisions.

1. In drawing up these Regulations, the Board of Directors has taken into account the principles and standards contained in the most widely recognized Good Governance recommendations, especially the recommendations set forth in the Uniform Good Governance Code prepared at the behest of regulatory entities, without prejudice to the adaptation thereof to the specific characteristics of the Company and its environment under the principle "comply or explain."

2. These Regulations further elaborate upon and supplement the legal and by-laws provisions applicable to the Board of Directors of the Company, which

provisions shall prevail in the event of conflict with the provisions of these Regulations.

Article 5.- Amendments.

1. The Board of Directors may amend these Regulations upon the proposal of its Chairman, of one-third of the Directors, or of the Audit and Compliance Committee, with the proposal to be accompanied by a description of the reasons for and the scope of the amendment sought. In all cases, the Audit and Compliance Committee shall prepare a report on the proposed amendment for submission thereof to the Board of Directors of Iberdrola.

2. Notice of the Board of Directors meeting called to decide upon the above-mentioned proposal shall be given not less than fifteen (15) days in advance of such meeting, and shall be accompanied with the entire text of the proposed amendment, a description of the reasons for the amendment, and the report of the Audit and Compliance Committee.

3. In order to be valid, an amendment to these Regulations must be approved by a two-thirds majority of the Directors present in person or by proxy.

4. The Board of Directors shall give notice to the shareholders of any amendment to these Regulations approved thereby at the next General Shareholders' Meeting. In addition, amendments to these Regulations shall be subject to the dissemination provisions set forth in Article Three above.

TITLE I. STRUCTURE OF THE COMPANY'S MANAGEMENT AND MISSION OF THE BOARD

Article 6.- Structure of the Board of Directors.

Management of the Company is vested in a Board of Directors, its Chairman, an executive committee called the Executive Committee *[Comisión Ejecutiva Delegada]*, and, if any and if agreed to by the Board of Directors, a Chief Executive Officer *[Consejero Delegado]*.

Article 7.- Powers of the Board of Directors.

1. The Board of Directors has the power to adopt resolutions regarding all matters not assigned by the By-Laws or the Law to the shareholders.

2. As a general rule, the Board of Directors, which has the widest powers and authority to manage, direct, administer and represent the Company, shall entrust the day-to-day management of the Company to its representative decision-making bodies and shall focus its activity on the general duty of supervision and on consideration of those matters which are of particular importance to the Company.

3. Those powers reserved by law or the By-Laws for direct exercise by the Board of Directors may not be delegated.

4. Without prejudice to the legal powers, if any, of delegation and proxy-granting for the implementation of any particular resolutions adopted, the Board of Directors shall directly exercise the following powers, acting upon its own initiative or at the proposal of the corresponding internal decision-making body:

   a) Draw up the Company's Annual Financial Statements, Management Report and Proposal for the Allocation of Profits or Losses, as well as the consolidated Financial Statements and Management Report and the financial information that the Company must periodically make public due to its status as listed company, ensuring that such documents provide a true and fair view of the assets and liabilities, the financial condition and the operating income of the Company, pursuant to applicable legal provisions.

   b) Designate Directors to fill vacancies by interim appointment and propose to the shareholders the appointment, ratification, re-election or removal of Directors.

   c) Designate and renew internal positions within the Board of Directors and the members of and positions on the Committees established within the Board.

   d) Set, pursuant to the By-Laws and within the limits established therein, the compensation policy and the compensation of Directors, after a report of the Nominating and Compensation Committee. In the case of executive Directors, the Board of Directors shall fix the additional compensation for their executive duties and other terms and conditions to which their contracts must be subject.

   e) Approve the appointment and removal of senior managers of the Company, as well as set the compensations or indemnifications, if any, payable to them in the event of removal, all at the proposal of the Chief Executive Officer, if any, and with the report of the Nominating and Compensation Committee. For such purposes, senior managers shall be the managers that report directly to the Board of Directors or to the Chief Executive Officer of the Company and, in all cases, the Director of the Internal Audit Area.

   f) Approve the compensation policy as well as the basic terms and conditions of the contracts with the Company's senior managers, based on the proposal of the Chief Executive Officer, if any, which shall be submitted to the Board by the Nominating and Compensation Committee.

   g) Prepare the dividend policy and submit to the shareholders at the General Shareholders' Meeting the corresponding proposed resolutions regarding the allocation of profits or losses, as well as decide upon the payment of interim dividends.

h) Enter into strategic alliances with domestic or foreign industrial, commercial or financial groups.

i) Approve the disposition of substantial assets of the Company and, in general, all kinds of investments or transactions which are strategic in nature due to the large amount or special characteristics thereof, including industrial, commercial or financial transactions which are particularly significant or risky to Iberdrola, establishing, if applicable, the Company's position with respect to the companies that are members of the Iberdrola Group regarding the aforementioned matters and transactions, without prejudice to the powers of the shareholders at the General Shareholders' Meeting.

j) Approve mergers, consolidations, split-offs or concentrations affecting any of the relevant companies which are members of the Iberdrola Group.

k) Adopt resolutions regarding the creation or acquisition of interests in special purpose entities or entities registered in countries or territories regarded as tax havens, as well as any other transactions or operations of a similar nature that, due to the complexity thereof, might detract from the transparency of the Iberdrola Group.

l) Decide upon proposals submitted to it by the Executive Committee, the Chief Executive Officer or the Committees of the Board of Directors.

m) Declare its position regarding the submission of all tender offers for the Company's securities.

n) Propose to the shareholders the amendments of the Regulations for the General Shareholders' Meeting it deems appropriate in order to enhance the operation thereof and the exercise of shareholder rights.

o) Approve and amend, pursuant to the provisions thereof, the Regulations of the Board of Directors governing its internal organization and operation.

p) Prepare the annual corporate governance report, as well as the sustainability or annual report.

q) Call the General Shareholders' Meeting.

r) Carry out resolutions approved by the shareholders at the General Shareholders' Meeting and perform any duties that the shareholders have assigned to it.

s) Define the structure of general powers of the Company to be granted by the Board itself or by the representative management decision-making bodies mentioned in the second sub-section of this Article.

t) Make decisions regarding any other matter within its authority which, in the judgment of the Board of Directors, is deemed to be in the interests

of the Company or which these Regulations reserve to the Board as a whole.

5. The Board of Directors shall submit the following transactions to a decision by the shareholders at the General Shareholders' Meeting:

   a) The transformation of the Company into a holding company, through "subsidiarization" or the assignment to dependent entities of core activities theretofore carried out by the Company, even though the Company retains full control of such entities.

   b) Transactions for the acquisition or disposition of essential operating assets when they entail an actual modification of the corporate purpose.

   c) Transactions the effect of which is tantamount to liquidating the Company.

6. The Board of Directors, within the scope of its authority relating to the general duty of supervision, acting on its own initiative or at the proposal of the appropriate internal decision-making body, shall also deal with the matters set forth below (as an example only):

   a) Prepare the Company's strategy and general lines of policy, draft programs and state objectives in order to carry out all business activities included in the corporate purpose. Specifically, the Board of Directors shall approve: (i) the annual budget; (ii) the investment and financing policy; (iii) the definition of the structure of the Iberdrola Group and the coordination, within legal limits, of the overall strategy of such Group in the interests of the Company and of the companies belonging thereto; (iv) the corporate governance policy; (v) the corporate social responsibility policy and (vi) the policy to be adopted by the Company in connection with treasury stock and, especially, the limits thereto.

   b) Promote and supervise the management of the Company, as well as the fulfillment of established objectives.

   c) Establish the risk control and management policy, identify the principal risks to the Company and organize appropriate internal monitoring and information systems, as well as carry out a periodic monitoring of such systems.

   d) Set the foundations of the corporate organization in order to ensure the greatest efficiency thereof and effective supervision by the Board of Directors.

   e) Set policy regarding the provision of information to shareholders and to the markets in general under the standards of transparency and truthfulness of the information.

7. In connection with such matters mentioned in this Article as it may be appropriate, the Board of Directors shall act in coordination with the companies forming part of the Iberdrola Group, acting for the common

benefit and in the common interest of the Company and of the companies forming part of its Group.

Article 8.- Corporate Interests.

1. The Board of Directors shall perform its duties with a unity of purpose and independent judgment, affording equal treatment to all shareholders in furtherance of the corporate interests, which shall be understood to mean the common interests of all the shareholders and which shall not prevent consideration of other lawful public or private interests that converge in the development of any business activity, particularly those of the employees. In this context, regard shall be paid to the optimization, in a sustained fashion, of the financial value of the Company as an interest common to all the shareholders, and therefore, as a standard that is to govern at all times the action taken by the Board of Directors and its representative decision-making bodies. In addition, the Board of Directors shall ensure that in its relations with other stakeholders, the Company abides by laws and regulations, fulfills in good faith its obligations and contracts, observes the usage and good practices of the industries and territories in which it carries out its business and complies with any other social responsibility standards to which it has voluntarily adhered.

2. By way of application of the above-mentioned standard, the Board shall formulate and review the business and financial strategies of the Company, and shall establish a reasonable balance between the proposals selected and the risks assumed.

3. In the area of corporate organization, the Board shall take such measures as are required to ensure:

   a) That both the Executive Committee and the Chief Executive Officer pursue the creation of value for the shareholders and have appropriate means to do so.

   b) That both the Executive Committee and the Chief Executive Officer remain under the effective supervision of the Board.

   c) That no person or small group of persons enjoys decision-making power which is not subject to checks and balances.

   d) That the strategies for the coordination of relations between the Company and the companies which are members of the Iberdrola Group are established and reviewed on an ongoing basis in order to obtain the greatest possible advantage for the benefit of both the Company and such companies.

TITLE II. COMPOSITION OF THE BOARD

Article 9.- Number of Directors.

1. The Board of Directors shall be composed of a minimum of nine (9)

Directors and a maximum of twenty-one (21), who shall be appointed at the General Shareholders' Meeting, subject to applicable legal and by-law provisions.

2. The determination of the number of Directors shall be the purview of the shareholders acting at the General Shareholders' Meeting, for which purpose the shareholders may establish such number either by express resolution or indirectly, through the filling or non-filling of vacancies or the appointment or non-appointment of new Directors within the minimum and maximum numbers mentioned in the paragraph above. Notwithstanding the foregoing, the Board of Directors shall submit a proposal at the General Shareholders' Meeting setting forth the number of Directors that, in view of the circumstances affecting the Company and taking into account the maximum and minimum numbers established in the paragraph above, best suits the Good Governance recommendations with a view to ensuring a proper degree of representation and the effective operation of the Board.

   The foregoing shall be deemed to be without prejudice to the right of proportional representation to which the shareholders are entitled under the provisions of the Companies Law.

Article 10.- Types of Directors.

1. The following shall be deemed:

   a) Executive Directors: those Directors who perform senior management duties or are employees of the Company or its Group.

   b) External Proprietary Directors (representing a major shareholder): those Directors: (i) who own a shareholding interest that is greater than or equal to five (5%) percent of the share capital, or who have been appointed owing to their status as shareholders, although their shareholding interest does not reach such amount; or (ii) whose appointment has been proposed to the Company by shareholders of the type described in the preceding letter (i).

      For purposes of the definition above, it shall be deemed that a Director has been proposed to the Company by a shareholder when: (i) he has been appointed through the exercise of the right to representation; (ii) he is a director, senior manager or employee of, or a non-sporadic provider of services to, such shareholder or companies forming part of its own group, (iii) the corporate documents show that the shareholder accepts that the Director has been appointed by it or represents it; (iv) he is the spouse of, a person related by a like relationship of affection to, or a relative up to the second degree of kinship of, a significant shareholder.

   c) External Independent Directors: those Directors who, having been appointed because of their personal and professional qualities, may carry out their duties without being conditioned by relationships with the Company, its significant shareholders or its managers.

d) Other External Directors: those external Directors who do not have status as proprietary or independent Directors.

2. The following persons may not be appointed as independent Directors:

a) Those who have been employees or executive directors of companies that are members of the Group, unless three (3) or five (5) years, respectively, have passed since the end of such relationship.

b) Those who receive from the Company, or from its Group, any amount or benefit other than as Director compensation, unless such amount or benefit is not significant.

For purposes of this sub-section, the dividends or pension supplements received by the Director because of his prior professional or employment relationship shall not be taken into account, so long as such supplements are unconditional in nature and therefore the company paying them may not suspend, modify or revoke the accrual thereof at its discretion other than on the grounds of noncompliance with obligations.

c) Those who are, or have been during the last three (3) years, partners of the external auditor or responsible for the auditor's report, whether in connection with the audit of the Company or of any other company within its Group during such period.

d) Executive directors or senior managers of another company in which an executive Director or senior manager of the Company is an external Director.

e) Those who hold, or have held during the last year, a significant business relationship with the Company or with any company within its Group, whether in their own name or as a significant shareholder, director or senior manager of an entity that holds or has held such relationship.

The relationship entailed by the provision of goods or services, including those of a financial nature, and advisory or consultancy relationships shall be deemed to be business relationships.

f) Significant shareholders, executive directors or senior managers of an entity that receives, or has received during the last three (3) years, significant donations from the Company or its Group.

Those who are mere trustees of a foundation receiving donations shall not be deemed included in the provisions of this letter.

g) The spouse of, persons related by a like relationship of affection to, or relatives up to the second degree of kinship of, an executive Director or senior manager of the Company.

h) Those who have not been proposed, whether for appointment or renewal, by the Nominating and Compensation Committee.

i) Those who, with respect to a significant shareholder or a shareholder represented on the Board, are subject to any of the circumstances mentioned in letters a), e), f) or g) of this sub-section. In the case of the kinship relationship mentioned in letter g), the limitation shall apply not only to the shareholder but also to its proprietary directors in the affiliated company.

Proprietary Directors who cease to have such status as a result of the shareholder which proposed their appointment selling its interest may only be re-elected as independent Directors when the shareholder which has proposed their appointment has sold all of its shares in the Company.

A Director who has a shareholding interest in the Company may have the status of independent Director provided that he satisfies all of the conditions established in this sub-section and, in addition, his interest is not significant.

3. The Board of Directors shall be composed such that the external or non-executive Directors, with the presence of the independent Directors, represent a majority over the executive Directors. This is a mandatory instruction for the Board of Directors itself, which must follow it in the exercise of its powers to propose appointments of Directors to the shareholders and to make interim appointments of Directors to cover vacancies, and merely constitutes guidance for the shareholders.

4. The Board of Directors shall endeavor to ensure that the number of executive Directors is the necessary minimum, taking into account the complexity of the corporate Group and the percentage interest held by executive Directors in the capital of the Company, and that the number of independent Directors accounts for at least one-third of the total number of Directors. In addition, regarding external Directors, the relation between the number of proprietary Directors and the number of independent Directors shall reflect, as far as possible, the ratio of the Company's voting capital pursuant to the provisions of Article Twenty-Nine of the By-Laws represented by proprietary Directors to the rest of the capital. The Board of Directors shall take these guidelines into account in the exercise of its powers to make proposals for appointment or re-election at the General Shareholders' Meeting and to make interim appointments to fill vacancies.

5. The status of each Director shall be explained by the Board to the shareholders at the General Shareholders' Meeting at which the appointment thereof must be made or ratified, and shall be confirmed or, if applicable, revised annually in the annual corporate governance report after verification by the Nominating and Compensation Committee.

TITLE III. APPOINTMENT AND WITHDRAWAL OF DIRECTORS

Article 11.- Appointment of Directors.

1. The Directors shall be appointed by the shareholders acting at the General Shareholders' Meeting pursuant to the provisions of the By-Laws and the

Companies Law.

2. The proposals for appointment of Directors that the Board of Directors submits to a decision by the shareholders acting at a General Shareholders' Meeting, and the decisions made by the Board in the exercise of the legally-assigned power to make interim appointments to fill vacancies, shall be preceded by the corresponding proposal of the Nominating and Compensation Committee, which must assign the new Director to one of the categories contemplated in these Regulations.

3. When the Board deviates from the proposals of the Nominating and Compensation Committee, it shall give reasons for so acting and shall record such reasons in the minutes.

4. The Company shall provide the required support for new Directors to become rapidly and adequately acquainted with the Company and the corporate governance rules thereof, for which purpose it may establish guidance programs. In addition, the Company may establish, when the circumstances make it advisable, update training programs aimed at the Directors.

Article 12.- Incompatibilities.

The following may not be appointed as Directors:

a) Domestic or foreign companies competing with the Company in the energy industry, or the directors or senior managers thereof.

b) Persons serving as directors in more than four (4) companies with shares trading on domestic or foreign securities exchanges.

c) Persons who, during the two (2) years prior to their appointment, have occupied high-level positions in the government which are incompatible with the simultaneous performance of the duties of a director of a listed company under national or autonomous community legislation, or positions of responsibility with entities regulating the energy industry, the securities markets or other industries in which the Company operates.

d) Persons who are under any other circumstance of incompatibility or prohibition governed by provisions of a general nature.

Article 13.- Designation of Directors.

The Board of Directors (and the Nominating and Compensation Committee within its area of authority) shall endeavor to ensure that the candidates proposed to the shareholders at the General Shareholders' Meeting for their appointment as Directors, and the Directors directly appointed by the Board to fill vacancies in the exercise of its power to make interim appointments, shall be persons widely recognized for their expertise, competence and experience, and shall be particularly rigorous in connection with the selection of those persons who are to hold office as independent Directors.

For such purposes, in the case of a Director that is a legal entity, the individual representing it in the performance of the duties inherent in the position of Director shall be subject to the requirements of expertise, competence and experience mentioned in this Article and shall be personally bound by the duties of a Director set forth in these Regulations.

Article 14.- Term of Office.

1. The Directors shall serve in their positions for a term of five (5) years, so long as the shareholders acting at a General Shareholders' Meeting do not resolve to remove or dismiss them and they do not resign from their position.

2. Directors may be re-elected to one or more terms of five (5) years.

3. Vacancies which occur may, pursuant to Law, be filled by the Board of Directors on an interim basis until the next General Shareholders' Meeting, whereat the shareholders shall confirm the appointments or elect the persons who should replace Directors which are not ratified, or it shall withdraw the vacant positions.

Article 15.- Re-election of Directors.

1. The proposals for re-election of Directors that the Board of Directors resolves to submit to the decision of the shareholders at the General Shareholders' Meeting shall be subject to a formal process of elaboration, which shall include a proposal issued by the Nominating and Compensation Committee containing an analysis of the quality of the work performed and the dedication to the position shown by the proposed Directors during the preceding term of office.

2. The Directors sitting on the Nominating and Compensation Committee shall be evaluated by the Committee itself for such purpose, and each of them shall abstain from participating in the debate and voting that may affect them.

3. The Chairman, Vice-Chairmen and, if applicable, the Secretary and Vice-Secretary of the Board of Directors who are re-elected as members of the Board by the shareholders acting at a General Shareholders' Meeting shall continue to perform the duties they previously held within the Board, without the need for a new election and without prejudice to the Board of Directors' power of revocation with respect to such positions.

Article 16.- Resignation and Withdrawal of Directors.

1. The Directors shall cease to hold office upon the expiration of the term of office for which they have been appointed and when it is so resolved by the shareholders at a General Shareholders' Meeting in the exercise of the powers granted to them by law or the By-Laws.

2. The Directors shall tender their resignation to the Board of Directors and formally resign from their position in the following cases:

a) When they reach the age of seventy (70). The Director shall cease to act as such and shall vacate office at the first meeting of the Board of Directors that is held following the General Shareholders' Meeting at which the shareholders approve the financial statements for the fiscal year during which the Director reaches the above-mentioned age.

The content of this sub-section shall be communicated to all individuals or legal entities who are designated as Directors, and the express and formal acceptance thereof by any person who is to be proposed as a Director or to fill any position on the Board shall be a condition precedent for the Board itself to propose the appointment of such person. In the event that legal entities are to be designated, the terms of this sub-section shall be deemed accepted by the individuals that are designated as their representatives.

b) When they are involved in any circumstance of incompatibility or prohibition governed by provisions of a general nature or set forth in Article Twelve of these Regulations of the Board of Directors.

c) When, as a result of any acts attributable to the Director in his capacity as such, serious damage is caused to the value of the Company or the Director ceases to deserve the commercial and professional respect required to be a Director of the Company.

d) When they are seriously reprimanded by the Board of Directors because they have breached their duties as Directors and such reprimand is approved by a two-thirds majority of the Directors at the proposal of the Audit and Compliance Committee.

e) When their continuance in office on the Board may jeopardize the interests of the Company or when the reasons why the Director was appointed cease to exist and, in any case, when a proprietary Director transfers his shareholding in the Company or when the shareholder which proposed his appointment to the Company sells its entire shareholding interest.

f) When an independent Director is affected, at any time following his appointment as such, by any of the prohibitions to hold office provided for in section two of Article Ten of these Regulations.

The resignation provisions set forth in letters e) and f) above shall not apply when the Board of Directors believes that there are reasons which justify the Director's continuance in office, without prejudice to the effect that the new supervening circumstances may have on his classification.

3. In the event that an individual representing a legal entity acting as Director falls under any of the circumstances set forth in section two above, such individual shall be disqualified from acting as a representative thereof.

4. The Board of Directors may propose the withdrawal of an independent Director before the passage of the period provided for in the By-Laws only

upon sufficient grounds, evaluated by the Board after a report of the Nominating and Compensation Committee, specifically in the event of noncompliance with the duties inherent in his position or when such Director has subsequently become subject to any of the prohibitions set forth in section two of Article Ten of these Regulations. Such withdrawal may also be proposed as a consequence of public tender offers, mergers or other similar corporate transactions resulting in a significant change in the structure of the Company's capital.

Article 17.- Debate and Voting.

The Directors affected by proposals for appointment or re-election to or dismissal from office shall abstain from participating in the debate and voting on such matters.

TITLE IV. INTERNAL POSITIONS AND COMMITTEES OF THE BOARD

Section 1. Internal Positions on the Board of Directors

Article 18.- Chairman of the Board of Directors.

1. The Chairman of the Board of Directors shall be appointed from among the Directors and shall be considered the President of the Company and of all of the management decision-making bodies thereof of which the Chairman is a member, which he shall permanently represent with the broadest powers, having a duty to carry out its resolutions and the power, in urgent cases, to adopt such measures as the Chairman deems advisable in the interests of the Company.

2. The Chairman, who holds the senior management of the Company and is the representative thereof, shall exercise the following powers in addition to the powers conferred by the By-Laws and the Law:

   a) To call and preside over meetings of the Board of Directors and the Executive Committee, setting the agenda for the meetings and directing the discussion and debate.

   b) To preside over the General Shareholders' Meeting and direct the discussion and debate therein.

   c) To bring to the Board those proposals which the Chairman deems appropriate for the efficient running of the Company, particularly those corresponding to the operation of the Board itself and other corporate decision-making bodies, as well as to propose the persons who shall hold office as Vice-Chairman, Chief Executive Officer, Secretary and, if applicable, Vice-Secretary of the Board.

   d) To represent the Company before public entities and any industry or employers' bodies.

3. The Board of Directors may appoint one or more Honorary Chairmen of the Company.

Article 19.- Vice-Chairman or Vice-Chairmen.

1. The Board, at the proposal of its Chairman and after a report of the Nominating and Compensation Committee, may elect from among the Directors one or more Vice-Chairmen, who shall replace the Chairman in the event of absence, sickness or disability.

2. If there is more than one Vice-Chairman, the person replacing the Chairman shall be the Vice-Chairman that is expressly appointed by the Chairman; in default of the foregoing, the Vice-Chairman having the longest length of service and, if equal lengths of service, the oldest; and if there is no Vice-Chairman, the longest-serving Director and, in case of equal lengths of service, the oldest.

3. If the Chairman of the Board is also the Chief Executive Officer of the Company, the Board of Directors shall give powers to two independent Vice-Chairmen so that, acting jointly, they may coordinate and hear the concerns of the external Directors and request the Chairman to call a meeting of the Board of Directors when they deem fit. Absent the appointment of either or both of the independent Vice-Chairmen, the duties referred to in this paragraph shall be exercised: (i) in the first case, by the Vice-Chairman and the Director appointed by the Board of Directors and (ii) in the second case, by two Directors appointed by the Board of Directors for such purpose, which Directors, in both instances, must be independent Directors.

Article 20.- Chief Executive Officer.

1. The Board of Directors may, acting upon a proposal of the Chairman and following a report of the Nominating and Compensation Committee, and with the favorable vote of two-thirds of the Directors, appoint a Chief Executive Officer from among the Directors, with the powers it deems appropriate and which may be delegated pursuant to the provisions of the By-Laws and the Law, with due regard being paid to the standard set forth in paragraph two of Article Seven hereof.

2. The Chief Executive Officer may propose to the Board of Directors, for its approval after a report of the Nominating and Compensation Committee, the definition and reorganization of the Company's management structure, the appointment and removal of senior managers, as well as the compensations or indemnifications, if any, payable thereto in the event of removal. Moreover, the Chief Executive Officer may propose to the Nominating and Compensation Committee, for submission thereby to the Board of Directors, the compensation policy as well as the basic terms and conditions of the contracts with the senior managers of the Company.

3. The position of Chief Executive Officer entails the power to represent the Company in court and out of court, acting individually.

4. In the event of a vacancy in the office or sickness or disability of the Chief Executive Officer, the duties and responsibilities thereof shall be temporarily assumed by the Chairman, who shall immediately call the Board to hold a meeting in order to deliberate and resolve upon the appointment, if appropriate, of a new Chief Executive Officer. In the event that the same person holds office as Chairman and Chief Executive Officer, the replacement provisions set forth in Article Nineteen above shall apply.

5. The Chief Executive Officer shall cease to hold office as such upon reaching the age of sixty-five (65), without prejudice to his continuance in office as Director.

Article 21.- Secretary and Vice-Secretary of the Board and Corporate Counsel.

1. At the proposal of the Chairman, and after a report of the Nominating and Compensation Committee, the Board of Directors shall appoint a Secretary and, if appropriate, a Vice-Secretary, who need not be Directors. The same procedure shall be used to decide the withdrawal of the Secretary and, if applicable, the Vice-Secretary..

2. If there is a Vice-Secretary, such person shall, in the absence of the Secretary, attend the meetings of the management decision-making bodies. In the absence of the Secretary and the Vice-Secretary, the Director appointed by the Board from among those attending the meeting in question shall act as such.

3. The Secretary of the Board of Directors shall have the following duties in addition to those assigned thereto by the By-Laws and the Law:

   a) Keep custody of the corporate documents, duly record the proceedings of meetings in the minute books, and attest to the resolutions adopted by the collective management decision-making bodies.

   b) Ensure the formal and substantive legality of all action taken by the Board of Directors and compliance with regulations and by-law provisions, and ensure observance of the principles or standards of corporate governance of the Company and the provisions of these Regulations of the Board of Directors.

   c) Verify compliance with orders of regulatory entities, and that the recommendations thereof, if any, are taken into consideration.

   d) Generally act as a channel in relations between the Company and the Directors in connection with all matters relating to the operation of the Board of Directors, in compliance with the Chairman's instructions.

   e) Process all requests from the Directors regarding the information and documentation of those matters that fall within the purview of the Board of Directors.

   f) Act as Secretary of the Executive Committee.

g) Act as Secretary for the General Shareholders' Meeting.

4. The Secretary or the Vice-Secretary, if any, may also serve as General Secretary, if so resolved by the Board of Directors, in which latter capacity the Secretary or Vice-Secretary shall be accountable to the Chief Executive Officer and shall contribute to the integration, coordination and consolidation between the Company and the companies forming part of the Iberdrola Group.

5. In addition, the Board of Directors shall appoint a Corporate Counsel if such position is required under applicable law. The Secretary or the Vice-Secretary, if any, may perform the duties of Corporate Counsel if they are attorneys-at-law and satisfy the other requirements established by applicable law and it is so determined by the Board of Directors.

Section 2. Committees of the Board of Directors

Article 22. Committees of the Board of Directors.

1. The Board of Directors shall create and maintain, on a permanent basis, an Executive Committee, an Audit and Compliance Committee, and a Nominating and Compensation Committee. These Committees shall be composed in such manner and shall have such duties as are described below.

2. The Board of Directors may also create other Committees or Commissions of purely internal scope, with such powers as determined by the Board of Directors. The Chairman, the Secretary and the remaining members of such Committees and Commissions shall be appointed by a simple majority of the Directors.

3. The Chairman of each Committee shall inform the Board of Directors of the activities performed and the resolutions adopted by it, and the Board may make any and all suggestions or recommendations that it deems advisable.

4. The Committees shall be governed by their own specific rules and regulations approved by the Board of Directors, supplemented by the operating rules set forth in these Regulations as applicable to the Board of Directors, insofar as they are compatible with the nature and duties of each Committee.

Article 23.- Executive Committee.

1. There shall be an executive committee permanently operating as the representative of the Board of Directors, which committee shall be called the Executive Committee, and which shall have all of the powers inherent to the Board of Directors, unless otherwise determined by the Board of Directors and except for those powers that may not be delegated pursuant to legal or by-law restrictions. The Executive Committee shall be composed of the Directors designated by the Board by favorable vote of two-thirds of the Directors, and renewals shall occur at the times, in the manner and in the number determined by the Board of Directors, which shall also establish

rules for the operation thereof.

2. The Executive Committee shall be composed of the number of Directors decided by the Board, with a minimum of five (5) Directors and a maximum of eight (8). In all cases, the Executive Committee shall include the Chairman of the Board of Directors, who shall preside over meetings of the Executive Committee, the Vice-Chairman or Vice-Chairmen, and the Chief Executive Officer, if any. The Secretary of the Board of Directors and, in the absence thereof, the Vice-Secretary of the Board of Directors, and in the absence of both, the Director appointed by the Executive Committee among those who sit thereon and are in attendance at the meeting in question, shall act as Secretary of the Committee. The Company shall endeavor to ensure that, to the extent possible, the structure of participation of the various categories of Directors in the Executive Committee, excluding executive Directors, is similar to that in the Board of Directors.

3. The Directors sitting on the Executive Committee shall continue to hold office for so long as they remain Directors, and their renewal as Directors sitting on such Executive Committee shall occur at the same time as their re-election as Directors and without prejudice to the Board of Directors' power of revocation.

4. The Executive Committee shall meet at least two (2) times per month and as many other times as deemed appropriate by the Chairman, who may also suspend one or more of the ordinary meetings when deemed appropriate in the sole judgment of the Chairman. In addition, it shall meet when so requested by two (2) of the Directors sitting on the Committee. The Executive Committee shall deal with all matters within the power of the Board which, in the sole judgment of the Committee, should be resolved without further delay, excepting only the preparation of the financial statements, the presentation of the balance sheets at the General Shareholders' Meeting and those powers which are given by the shareholders to the Board without the power of delegation.

5. Resolutions of the Executive Committee shall be adopted by majority of the Directors sitting on the Committee who are present at the meeting in person or by proxy. In the event of a tie, the Chairman shall have the tie-breaking vote.

6. The Executive Committee shall inform the Board of Directors, at the next meeting thereof following the meetings of the Committee, of the matters dealt with and the resolutions adopted by it during its sessions.

7. The provisions of these Regulations regarding the operation of the Board of Directors shall apply to the Executive Committee, to the extent that they are not incompatible with the nature thereof.

Article 24. Audit and Compliance Committee.

1. The Board of Directors shall create a permanent Audit and Compliance Committee, which shall be composed of a minimum of three (3) Directors

and a maximum of five (5) Directors appointed by the Board of Directors from among the external Directors who are not members of the Executive Committee. The Audit and Compliance Committee shall have a Chairman, who shall necessarily be one of the independent Directors, and a Secretary appointed by the Board of Directors from among the members of such Committee.

2. The Board of Directors shall endeavor to ensure that the members of the Audit and Compliance Committee, and especially the Chairman thereof, have such background knowledge and experience in accounting, audit or risk management matters as is required by the duties they are called upon to perform, provided, however, that they need not be experts in these fields.

   The members of the Audit and Compliance Committee shall carry out their duties for a maximum of four (4) years, and may be re-elected. The position of Chairman shall be held for a maximum period of (4) years, after which period such person may not be re-elected until the passage of one year from ceasing to act as such, without prejudice to such person continuing or being re-elected as a member of the Committee.

3. In all events, the Audit and Compliance Committee shall have the power to:

   a) Report to the General Shareholders' Meeting with respect to matters raised therein by shareholders regarding its powers.

   b) Propose appointments of the Company's Auditors to the Board of Directors for submission to the General Shareholders' Meeting.

   c) Supervise the management of the Internal Audit Area, which will be functionally controlled by the Chairman of the Audit and Compliance Committee.

   d) Know the process for gathering financial information and associated systems for monitoring risks relevant to the Company.

   e) Receive information from the Auditors regarding matters that might risk the independence thereof which are related to the auditing procedure and generally regarding any other information provided for in legislation regarding the auditing of financial statements and in the technical auditing regulations in effect at any time.

   f) Report in advance on the Company's annual corporate governance report and ensure compliance with legal requirements and those of the Codes of Ethics or Professional Conduct and Good Governance adopted by the Board of Directors.

   g) Inform the Board of Directors in advance regarding (i) all matters within its area of authority provided for in Title VIII of these Regulations and (ii) the financial information that the Company must periodically make public due to its status as listed company. In this regard, the Committee shall make sure that the interim financial statements are prepared in accordance with the same accounting standards as the annual financial

statements and, for such purpose, it shall consider the suitability of limited review by the external Auditor.

h) Report to the Board of Directors, prior to the adoption by it of the corresponding decision, regarding the creation or acquisition of interests in special purpose entities or entities registered in countries or territories regarded as tax havens, as well as any other transactions or operations of a similar nature that, due to the complexity thereof, might detract from the transparency of the Iberdrola Group.

i) Exercise such other powers, if any, as may be assigned to it by the By-Laws, these Regulations or the Board of Directors.

4. For purposes of the operation of the Committee, it shall meet as many times as its Chairman deems necessary for the fulfillment of its obligations, and at least four (4) times per year, or when requested by at least one-half of its members. Meetings of the Committee shall be validly held when one-half plus one of its members are present in person or by proxy, and shall adopt resolutions by majority of the members present in person or by proxy. In the event of a tie, the Chairman shall have the tie-breaking vote.

5. The Audit and Compliance Committee shall submit for approval of the Board of Directors a Report of its activities during the fiscal year, which shall thereafter be made available to shareholders and investors on occasion of the call to the ordinary General Shareholders' Meeting. In addition, the Chairman of the Audit and Compliance Committee shall inform the Board of Directors, at the next meeting thereof following the meetings of the Committee, of the resolutions and significant events, if any, that have occurred at the Committee meetings.

6. The foregoing rules shall be developed by the Board of Directors into corresponding Regulations, always favoring independence in the operation of such Committee.

Article 25. Nominating and Compensation Committee.

1. The Board of Directors shall create a permanent Nominating and Compensation Committee, which shall be an internal informational and consultative body without executive powers, and which shall have the information, advisory and proposal-making powers within its scope of action as set forth in section five of this Article.

2. The Nominating and Compensation Committee shall be composed of a minimum of three (3) Directors and a maximum of five (5), appointed by the Board of Directors from among the external Directors, and the majority of the Directors sitting on the Committee shall be independent Directors. The Board of Directors shall also appoint the Chairman thereof from among the members of such Committee, who shall necessarily be one of the independent Directors, as well as its Secretary, who need not be a Director, at the proposal of the Nominating and Compensation Committee.

3. The Board of Directors shall endeavor to ensure that the Directors sitting on the Nominating and Compensation Committee have the background knowledge and experience required by the duties they are called upon to perform.

4. Unless otherwise decided by the Board of Directors, the Directors sitting on the Nominating and Compensation Committee shall hold their positions for so long as they remain Directors of the Company. Renewal and re-election to and withdrawal from office of the Directors sitting on the Committee shall be governed by resolution of the Board of Directors.

5. The Nominating and Compensation Committee shall have the power to supervise the procedure for selecting the members of the Board of Directors and senior managers of the Company (the latter at the proposal of the Chief Executive Officer, if any), as well as to assist the Board of Directors in the determination and supervision of the compensation policy for such persons. In addition, within legal limits and within the framework of a policy of coordination between the interest of the Company and that of the affiliated companies that are part of the Iberdrola Group, the Committee shall become apprised and, if appropriate, shall inform the Board of Directors, of the selection and appointment of and the compensation policy for Directors and Senior Managers at the main affiliated companies.

   Without prejudice to the foregoing and in particular, the Nominating and Compensation Committee shall have the power to:

   a) Report on and review the criteria that should be followed in composing the Board of Directors and in selecting candidates, defining their duties and necessary qualifications and assessing the time and dedication required for the proper performance of their duties. In the exercise of this power, the Committee shall take into account, regarding external Directors, the relation between the number of proprietary Directors and the number of independent Directors, such that this relation reflects, as far as possible, the ratio of the Company's voting capital pursuant to the provisions of Article Twenty-Nine of the By-Laws to the rest of the capital.

   b) Bring Director designation proposals to the Board of Directors for the interim appointment thereof to fill a vacancy or, as the case may be, for submission of such proposals to a decision by the shareholders at the General Shareholders' Meeting, as well as proposals for the re-election or removal of Directors by the shareholders at the General Shareholders' Meeting.

   c) Propose to the Board of Directors the members who should make up each of the Committees.

   d) Examine or organize, in such manner as is deemed appropriate, the succession of the Chairman and of the Chief Executive Officer, if any, of the Company and, if applicable, make proposals to the Board for such succession to occur in an orderly and well-planned fashion.

e) Propose to the Board of Directors the system and amount of annual Director compensation, as well as the individual compensation of executive Directors and other terms and conditions of their contracts, in all cases pursuant to the provisions of the By-Laws.

f) Report to the Board of Directors, prior to the adoption by it of the corresponding decision at the proposal of the Chairman, regarding the appointment and/or removal of the Vice-Chairman or Vice-Chairmen, if any, of the Board of Directors.

g) Report to the Board of Directors, prior to the adoption by it of the corresponding decision at the proposal of the Chairman, regarding the appointment and/or removal of the Secretary and of the Vice-Secretary, if any, of the Board of Directors.

h) Provide information to the Board of Directors regarding the appointment and/or removal of senior managers of the Company, as well as regarding the compensations or indemnifications, if any, that may be established in the event of removal of such senior managers, all at the proposal of the Chief Executive Officer, if any.

i) Submit to the Board of Directors, together with the corresponding reports, the proposals brought to it by the Chief Executive Officer, if any, regarding the compensation policy applicable to senior managers and the basic terms and conditions of their contracts.

j) Provide information regarding incentive plans and pension supplements.

k) Periodically review the compensation programs, evaluating the adequacy and results thereof.

l) Ensure compliance with the compensation policy of the Company.

m) Ensure that when new vacancies are filled or new Directors are appointed to the Board, the selection procedures are free from any implied bias entailing any kind of discrimination.

n) Exercise such other powers, if any, as are assigned to it by the By-Laws, these Regulations or the Board of Directors.

6. For purposes of the operation of the Committee, it shall meet as many times as needed, in the opinion of its Chairman, to fulfill its obligations, and at a minimum once each quarter or when so requested by at least one-half of the Directors sitting on the Committee. The Committee shall validly meet when one-half plus one of the Directors sitting on the Committee are present in person or by proxy, and shall adopt its resolutions by majority vote. In the case of a tie, the Chairman shall have the tie-breaking vote.

7. The Nominating and Compensation Committee shall submit for approval of the Board of Directors a Report of its activities during the fiscal year. In addition, the Chairman of the Nominating and Compensation Committee shall inform the Board of Directors, at the next meeting thereof following the

meetings of the Committee, of the resolutions and significant events, if any, that have occurred at the Committee meetings.

8. The foregoing rules shall be developed by the Board of Directors into corresponding Regulations of the Committee.

TITLE V. OPERATION OF THE BOARD

Article 26.- Meetings of the Board of Directors.

1. The Board of Directors shall meet with the frequency it deems appropriate, but at least once a month unless the Chairman, in his sole judgment, deems it appropriate to suspend any of such sessions. The Board of Directors shall evaluate, on an annual basis, (i) its operation and the quality of its work, (ii) the performance of his duties by the Chairman of the Board and, if applicable, by the Chief Executive Officer of the Company, based on the report submitted thereto by the Nominating and Compensation Committee, and (iii) the operation of its Committees, based on the report submitted thereto by such Committees. For such purpose, the Chairman of the Board of Directors shall organize and coordinate with the Chairmen of the Committees the evaluation by the Board.

2. Prior to the commencement of each fiscal year, the Board of Directors shall set a schedule for its ordinary meetings. Such schedule may be modified by a resolution adopted by the Board of Directors or upon a decision made by the Chairman, who shall report the modification to the Directors not less than five (5) days in advance of the date originally set for the meeting or of the new date set in lieu thereof, if the latter date occurs earlier.

3. The Board of Directors shall also meet when the Chairman resolves to call an extraordinary meeting thereof, when such extraordinary meeting is requested of it by one-fourth of the Directors, or when so requested of it by two Vice-Chairmen entitled thereto pursuant to the provisions of Article Nineteen above. In the latter two cases, the meeting shall be held within fifteen (15) days of the request.

4. The call to meeting of the Board of Directors shall be carried out by letter, fax, telegram, e-mail or any other means, and shall be authorized under the signature of the Chairman, or under the signature of the Secretary or Vice-Secretary by order of the Chairman. Notice of the call shall be given as much in advance as is necessary for the Directors to receive it not later than the third day prior to the date of the meeting, except in the case of emergency meetings. Excepted from the foregoing provision shall be those instances in which these Regulations prescribe that greater notice be given. The call shall always include the place, date and time of the meeting, the agenda for the meeting and, if appropriate, an attachment containing any information deemed necessary.

5. Without prejudice to the foregoing, extraordinary meetings of the Board of Directors may be called when the Chairman deems it justified in the

circumstances, by telephone, fax, telegram, e-mail or any other means, in which case the requirements and formalities for a call to meeting mentioned in the foregoing paragraphs of this Article shall not apply.

6. The Chairman shall decide on the agenda for the meeting. The Directors may submit a request to the Chairman for the inclusion of matters in the agenda, and the Chairman shall be required to include them when such request has been made not less than five (5) days in advance of the date set for the meeting.

7. Without prejudice to the foregoing, the Board of Directors shall be deemed to have validly met without the need for a call if all of the Directors are present and unanimously agree to hold the meeting as a plenary meeting and to the items of the agenda to be dealt with.

8. If no Director is opposed thereto, voting by the Board may occur in writing without a meeting. In this instance, the Directors may deliver to the Chairman (or to the Secretary or Vice-Secretary acting on the Chairman's behalf) their votes and the considerations they wish to appear in the minutes, using the same methods mentioned in paragraph four above. Resolutions adopted by this procedure shall be recorded in minutes prepared pursuant to the provisions of the Law.

9. Technical experts, whether they be the Company's own in-house experts or external, may attend Board meetings as invitees in order to provide assistance to the Directors when so deemed necessary by the Chairman of the Board of Directors.

Article 27.- Place of Meetings.

1. Meetings of the Board of Directors shall be held at the registered office of the Company, or at such other place, either in Spain or abroad, as is designated in the call to the meeting.

2. Meetings of the Board of Directors may also be held in several places connected by a conference system which permits the recognition and identification of the attendees, permanent communication among the attendees regardless of their location, and participation in discussion and the casting of votes, all in real time. Attendees at any of such places shall be deemed to have attended the same meeting for all purposes relating to the Board of Directors. The meeting shall be deemed to have been held where the majority of the Directors are located and, if they are located in different places in equal numbers, where the Director chairing the meeting is located.

Article 28.- Conduct of the Meetings.

1. In order for resolutions within the authority of the Board of Directors to be valid, at least one-half plus one of the Directors must be present in person or by proxy at the meetings at which they are adopted, except in the case set forth in paragraph five of this Article.

2. The Directors shall use their best efforts to attend the meetings of the Board and, when unable to attend in person, they shall attempt to give a proxy to another Director, to whom they shall give any appropriate instructions. The proxy granted shall be a special proxy for the Board meeting in question, and may be communicated by any of the means set forth in paragraph four of Article Twenty-Six above in connection with notice of the call to meetings.

3. The Chairman shall organize the debate, stimulating the participation of all of the Directors in the deliberations of the Board.

4. In addition, the Chairman may, when so required by the circumstances, adopt any measures necessary to ensure the confidentiality of the deliberations and of the resolutions adopted during the meetings of the Board of Directors.

5. Resolutions shall be adopted by a majority of votes cast in person or by proxy, except in the following cases:

   a) Permanent delegation of powers and the appointment of Directors to exercise such powers, which shall require the favorable vote of two-thirds of the Directors.

   b) Amendments to the Regulations of the Board of Directors, which shall require the favorable vote of two-thirds of the Directors present at the meeting in person or by proxy.

6. In the event of a tie, the Chairman of the Board of Directors shall have the tie-breaking vote.

TITLE VI. DIRECTOR COMPENSATION

Article 29.- Director Compensation.

1. The Directors shall be entitled to the compensation provided for in the By-Laws.

2. Within the limits established in Article Fifty of the By-Laws, the Board of Directors shall ensure that the compensation payable to the Directors is commensurate with the compensation paid at similarly-sized companies carrying on similar business in the market and with the same dedication to the Company.

3. The Board of Directors shall formulate a compensation policy that will include fixed compensation, variable compensation items (indicating the parameters thereof and the hypotheses or objectives taken as a reference), pension systems and the principal terms and conditions to be contained in the contracts with executive Directors.

   The Board of Directors shall prepare, on an annual basis, a report on the compensation policy for the current fiscal year and the application of the compensation policy in effect in the previous fiscal year, which shall be

made available to the shareholders, in such manner as the Board deems fit, on occasion of the call to the ordinary General Shareholders' Meeting.

4. The Board shall ensure the transparency of the Directors' compensation, and for such purpose, it shall include in the Company's report an itemized and detailed account of all compensations received by the Directors, whether in their capacity as such or in their capacity as managers, as the case may be, or in any other capacity, and whether they have been paid by the Company or by the other companies of the Iberdrola Group.

5. In addition, the Board of Directors shall ensure that the amount of the compensation of external Directors is such that it provides incentives to their dedication while not risking their independence.

TITLE VII. INFORMATION TO DIRECTORS

Article 30.- Powers of Information and Inspection.

1. A Director shall have the broadest powers to obtain information regarding any aspect of the Company, to examine its books, records, documents and other records of corporate transactions, to inspect its facilities, and to communicate with the senior managers of the Company.

2. The exercise of the powers of information shall first be channeled through the Chairman, the Chief Executive Officer, if any, or the Secretary of the Board of Directors.

Article 31.- Assistance of Experts.

1. In order to be assisted in the performance of his duties, any Director may request the hiring of legal, accounting, technical, financial, commercial or other expert advisors, whose services shall be paid for by the Company.

   The assignment must deal with specific issues of certain significance and complexity arising during the performance of the Director's duties.

2. The request for an expert to be hired shall be channeled through the Chairman or the Secretary of the Board of Directors, who may subject it to the prior approval of the Board of Directors; such approval may be denied in well-founded instances, including the following circumstances:

   a) That it is not necessary for the proper performance of the duties entrusted to the Directors.

   b) That the cost thereof is not reasonable in light of the significance of the issues and the assets and income of the Company.

   c) That the technical assistance sought may be adequately provided by the Company's own experts and technical personnel.

d) That it may entail a risk to the confidentiality of the information that must be made available to the expert.

TITLE VIII. DUTIES OF DIRECTORS

Article 32.- General Duties of Directors.

1. In the performance of his duties, a Director shall act in good faith and with the diligence of a prudent businessman and a faithful representative, and shall comply with the duties prescribed by the By-Laws, these Regulations and the Law, acting in furtherance of the corporate interests.

2. Without prejudice to such other duties as may be set forth in these Regulations, a Director is specifically required to:

   a) Properly prepare the meetings of the Board and, if applicable, the meetings of the Executive Committee or of the Committees of which the Director is a member, for which purposes the Director must diligently inform himself of the running of the Company and the matters to be discussed at such meetings.

   b) Attend the meetings of the Decision-Making Bodies and Committees of which the Director is a member and actively participate in the deliberations in order that the Director's opinion may be an effective contribution to decision-making. In the event that, due to well-founded reasons, the Director is unable to attend a meeting of which notice has been given, the Director shall give instructions to the Director who is to represent him.

   c) Fulfill any specific obligation which is entrusted to the Director by the Board of Directors, by the Chairman of the Board or by the Chief Executive Officer, if any, and which reasonably falls within the Director's scope of dedication.

   d) Inquire into and give notice to the Board of any irregularities in the management of the Company of which the Director may have had notice, and monitor any situation of risk.

   e) Propose a call to an extraordinary meeting of the Board or the inclusion of new matters in the agenda of the next meeting to be held, in order that deliberations may be conducted on such issues as the Director deems advisable.

   f) Oppose resolutions which are contrary to the By-Laws, the Law or the corporate interests, request that such opposition be recorded in the minutes, and seek the invalidation of such resolutions. Independent Directors and other Directors who are not affected by a potential conflict of interest shall ensure that the Company's interests prevail in such situations, provided that this does not result in any unlawful damage to any shareholder or third party affected thereby.

3. The Secretary, and the Vice-Secretary, if any, of the Board shall have the duties entrusted to Directors in these Regulations which, because of their nature, are applicable thereto.

Article 33.- Director's Duty of Confidentiality.

1. The Director shall keep confidential the deliberations of the Board of Directors, of the Executive Committee or of the Committees of which the Director might be a member and, in general, not disclose any information, data, reports or background information to which the Director may have had access while in office, and not use any of the foregoing for the Director's own benefit or for the benefit of third parties, without prejudice to the duties of transparency and information imposed by applicable law.

2. The Director's duty of confidentiality shall survive even after the Director no longer holds such position.

Article 34.- Duty Not to Compete.

1. A Director may not be a director or manager of, or provide services to, another company whose corporate purpose is totally or partially analogous to the corporate purpose of the Company or which is a competitor of the Company. Excepted from the foregoing restriction are the duties that may be performed and the offices that may be held (i) in companies belonging to the Iberdrola Group, (ii) in companies in which the Director acts as a representative of the interests of the Iberdrola Group, (iii) in companies in which any of the companies belonging to the Iberdrola Group has an interest and in which the Director does not act as a representative of the interests of the Iberdrola Group, unless the Board of Directors, following a report of the Audit and Compliance Committee, believes that the Company's interests are jeopardized; and (iv) in those other instances in which the Board of Directors, following a report of the Audit and Compliance Committee, relieves the Director from observing such restriction based on the belief that the interests of the Company are not at risk.

2. A Director who ends his term of office or who, for any other reason, ceases to act as such, may not be a director of, or provide services to, any entity whose corporate purpose is analogous to that of the Company or which is a competitor of the Company, for a term of two (2) years. The Board of Directors may, if it deems it appropriate, relieve the outgoing Director from this restriction or reduce it to a lesser period.

Article 35.- Conflicts of Interest.

1. A conflict of interest shall be deemed to exist in those cases in which there is a conflict, whether direct or indirect, between the interests of the Company or of the companies forming part of the Iberdrola Group and the personal interest of the Director. A personal interest of the Director shall be deemed to exist when a matter affects the Director or a Related Person.

For purposes of these Regulations, the following shall be deemed Related Persons:

a) The Director's spouse or other persons related to the Director by a like relationship of affection.

b) The ascendants, descendants or siblings of the Director or of the Director's spouse (or another person related to the Director by a like relationship of affection).

c) The spouses of the Director's ascendants, descendants and siblings.

d) The companies in which the Director, acting personally or through a third party, falls within any of the cases provided for in Section 4 of Law 24/1988, of July 28, on the Securities Market.

In the case of a legal entity acting as Director, the following shall be deemed to be Related Persons:

a) The shareholders who, in respect of the legal entity acting as Director, fall within any of the cases provided for in Section 4 of Law 24/1988, of July 28, on the Securities Market.

b) The companies that form part of the same group, as such is defined in Section 4 of Law 24/1988, of July 28, on the Securities Market, and the shareholders thereof.

c) The individual acting as a representative, the directors (in fact or in law), and the liquidators of, and the representatives holding general powers of attorney granted by, the legal entity acting as Director.

d) Those persons who, in respect of the representative of the legal entity acting as Director, are deemed related persons pursuant to the provisions of the preceding sub-section applicable to individuals acting as Directors.

2. Conflicts of interest shall be governed by the following rules:

a) Communication: the Director must give notice to the Board of Directors, in the person of the Chairman or the Secretary, of any conflict of interest in which the Director is involved.

b) Abstention: the Director shall not attend or participate in the deliberation and voting on those matters in which the Director is affected by a conflict of interest. Proprietary Directors shall abstain from voting on those matters that may entail a conflict of interest between the shareholders who have proposed their appointment and the Company.

c) Transparency: in the annual corporate governance report, the Company shall report any cases of conflict of interest involving the Directors and of which the Company is aware by reason of notice given thereto by the Director affected by such conflict or by any other means.

3. The provisions of this Article may be further developed into corresponding rules that may be made by the Board of Directors of the Company.

Article 36.- Use of Corporate Assets.

1. A Director may not use the Company's assets or profit from the Director's position in the Company in order to obtain any financial benefit, unless adequate consideration has been paid.

2. On an exceptional basis, the Director may be relieved from the obligation to provide such consideration, but in any such case, the financial benefit shall be deemed indirect compensation and shall be approved by the Board following a report of the Audit and Compliance Committee.

Article 37.- Non-Public Information.

1. The Director may use non-public information of the Company for private purposes only if the following conditions are satisfied:

   a) That such information is not applied in connection with transactions for the purchase or sale of securities or financial instruments of the issuer to which the information directly or indirectly refers.

   b) That it does not place the Director in a position of advantage vis-à-vis other suppliers and clients.

   c) That the use thereof does not cause any harm to the Company.

   d) That the Company does not own proprietary rights in, or is not in a similar legal position with respect to, the information that the Director wishes to use.

2. Additionally, the Director shall observe the rules of behavior established in the legal provisions governing the securities and, in particular, those contained in the Company's "Internal Regulations for Conduct in the Securities Markets" *["Reglamento Interno de Conducta en los Mercados de Valores"]*.

Article 38.- Business Opportunities.

1. A Director may not take a business opportunity of the Company, either for the Director's own benefit or for the benefit of Related Persons, unless the investment or transaction has previously been offered to the Company, the Company has chosen not to take advantage of it without any pressure from the Director, and the Director has been authorized by the Board to profit from the transaction, following a report of the Audit and Compliance Committee.

2. For purposes of the preceding paragraph, a business opportunity shall be deemed to be any possibility of making an investment or a business transaction that has arisen or has been discovered in connection with the Director's performance of duties as such, or through the use of means and

information belonging to the Company, or in circumstances such that it is reasonable to believe that the third party's offer was in fact addressed to the Company.

3. Likewise, the Director shall not use the Company's name and shall not invoke his position as Director of the Company in order to carry out transactions for the Director's own account or for the account of Related Persons.

Article 39.- Transactions by the Company with Directors and Shareholders.

1. Any transaction by the Company or the companies forming part of its Group with Directors, with shareholders that own a shareholding interest that is greater than or equal to five (5%) percent of the share capital or which have proposed the appointment of any of the Directors of the Company, or with the respective Related Persons, shall be subject to the approval of the Board of Directors, or in urgent cases, of the Executive Committee, upon a prior favorable report of the Audit and Compliance Committee.

2. The Board of Directors shall ensure, through the Audit and Compliance Committee, that transactions between the Company or the companies forming part of its Group with the Directors, the shareholders mentioned in the preceding paragraph or the respective Related Persons are carried out under arm's length conditions and with due observance of the principle of equal treatment of shareholders.

3. In the case of customary or recurring transactions in the ordinary course of business, it shall be sufficient to give a generic approval of the kind of transaction and of the conditions for performance thereof.

4. However, no authorization of the Board shall be required in connection with transactions that simultaneously satisfy the following three conditions: (i) that they are conducted under contracts whose terms and conditions are standardized and apply *en masse* to a large number of clients; (ii) that they are conducted at prices or rates established generally by the party acting as supplier of the goods or services in question, and (iii) that the amount thereof does not exceed one (1%) percent of the annual income of the Company.

5. The Company shall report the transactions mentioned in this Article in the periodical financial information to be provided on a semi-annual basis, in those cases and to the extent provided for by Law. Likewise, the Company shall include in the notes accompanying the annual financial statements information regarding the transactions by the Company or by the companies that form part of the Iberdrola Group with the Directors and those persons who act for the account of the latter when such transactions are conducted other than in the ordinary course of the Company's business or other than under arm's length conditions.

6. The provisions of this Article may be further developed into corresponding rules that may be made by the Board of Directors of the Company.

Article 40.- Director's Duty of Information.

1. A Director shall disclose to the Company any interest that the Director may hold in the capital of any company pursuing a business that is the same as or similar or complementary to the business which the corporate purpose consists of, as well as any offices held or duties performed therein and the conduct, for the Director's own account or for the account of another, of any kind of business that is complementary to the business that the corporate purpose of the Company consists of. Such information shall be included in the notes to the annual financial statements and in the annual corporate governance report, in compliance with legal requirements.

2. A Director shall also disclose to the Company:

   a) All positions the Director holds in and services the Director provides to other companies or entities, as well as his other professional commitments. In particular, before accepting office as Director or manager in another company or entity, the Director shall give notice thereof to the Audit and Compliance Committee.

   b) Any substantial change in the Director's professional status that may affect the condition or capacity by virtue of which the Director may have been appointed as Director.

   c) Any judicial, administrative or other proceedings instituted against the Director which, because of their significance or characteristics, may seriously reflect upon the reputation of the Company. In particular, in the event that a Director becomes subject to an order for further criminal prosecution upon indictment *[resultar procesado]* or an order for the commencement of an oral trial is issued against him for the commission of any of the crimes contemplated in Section 124 of the Companies Law, such Director shall give notice thereof to the Company, in the person of its Chairman. In such instance, the Board shall review the case as soon as practicable and shall adopt the decisions it deems fit taking into account the interests of the Company.

   d) In general, any fact or event that may be relevant to the holding of office as a Director of the Company.

3. Directors shall provide the Company with an e-mail address as well as a mobile telephone number such that meetings of the Board of Directors may be called by those means, if so desired, and the corresponding information, if any, may so be provided to them.

Article 41.- Extension of Director's Duties.

The duties prescribed in this Title of these Regulations in connection with the relations between the Directors and the Company shall also be deemed applicable by analogy to their potential relations with companies forming part of the Iberdrola Group.

TITLE IX. POLICY REGARDING THE PROVISION OF INFORMATION AND THE RELATIONSHIPS ESTABLISHED BY THE BOARD

Section 1. Policy regarding the Provision of Information

Article 42. Annual Corporate Governance Report

1. The Board of Directors shall, on an annual basis and following a report by the Audit and Compliance Committee, annually approve a corporate governance report for the Company which shall include all specifications provided for by law and any others which the Board of Directors deems appropriate to include therein.

2. The annual corporate governance report shall be approved prior to the publication of the call of the Company's ordinary General Shareholders' Meeting for the fiscal year to which such report refers, and shall be made available to the shareholders together with other documents relating to the General Shareholders' Meeting.

3. In addition, public notice shall be given of the annual corporate governance report as provided in the securities market rules and regulations.

Article 43. Website.

1. The Company shall maintain a website for shareholders' and investors' information, which shall include the documents and information provided for by Law, and at least the following:

   a) The current By-Laws, as well as the amendments thereto made in the last twelve (12) months.

   b) The current Regulations for the General Shareholders' Meeting.

   c) The current Regulations of the Board of Directors and, if applicable, the current Regulations of the Committees of the Board of Directors.

   d) The sustainability report or annual report for the last two (2) closed fiscal years, which will be published after preparation thereof for submission to the shareholders at the General Shareholders' Meeting.

   e) The current Internal Regulations for Conduct in the Securities Markets.

   f) The annual corporate governance report for the last closed fiscal year.

   g) The information regarding the call to meeting, the agenda, the proposed resolutions, and any other relevant information that the shareholders may need in order to vote, starting upon publication of the first notice of the call to any ordinary or extraordinary General Shareholders' Meeting.

   h) The information on the proceedings of the General Shareholders'

Meetings held during the current and the prior fiscal years, and particularly, on the agenda, the composition of the General Shareholders' Meeting at the time when it is convened, and the resolutions adopted, with a statement of the number of votes cast and the direction of such votes on each of the proposals included in the agenda.

i) The existing channels of communication between the Company and the shareholders and, in particular, explanations pertinent to the exercise of the shareholders' right to receive information, indicating the postal and e-mail addresses to which the shareholders may direct their requests, which channels shall have been established for each General Shareholders' Meeting from the publication of the first notice of the call to meeting until the holding thereof.

j) The means and procedures for granting a proxy to attend a General Shareholders' Meeting, established for each Meeting from the moment of the call to meeting until the holding thereof.

k) The means and procedures for casting votes from a distance, including, where applicable, the forms required to evidence attendance and the casting of votes by means of data transmission at the General Shareholders' Meeting, established for each Meeting from the moment of the call to meeting until the holding thereof.

l) All significant events of which notice was given to the National Securities Market Commission during the current fiscal year and the last closed fiscal year.

m) The following information regarding each Director: (i) professional profile and biographical data of the Director; (ii) other boards of directors on which it holds office, at listed companies or otherwise; (iii) indication of the type of Director he is in each case, with mention, in the case of proprietary Directors, of the shareholder that proposes or proposed his appointment or with which he has ties; (iv) date of his first and subsequent appointments as Director of the Company, and (v) shares of the Company and derivative financial instruments whose underlying assets are shares of the Company, of which such Director is the holder.

2. The Board of Directors must determine the information that must be included in the Company's website in compliance with the duties established in the securities markets regulations, and shall be responsible for the update thereof pursuant to the provisions of applicable law.

Section 2. Policy regarding the Relationships Established by the Board of Directors

Article 44.- Relationships with the Shareholders.

1. The Board of Directors shall establish any appropriate channels to hear proposals that the shareholders may make in connection with the management of the Company.

2. The Board of Directors, assisted by such members of the senior management as it deems appropriate, may organize meetings for the provision of information on the progress of the Company and of its Group or other matters of interest to the shareholders residing in locations with the most relevant financial markets in Spain and abroad. The Board of Directors shall guarantee equality of treatment in its relationships with the shareholders.

3. Likewise, the Board of Directors shall establish appropriate mechanisms for the regular exchange of information with those investors that are holders of a significant financial interest in the share capital of the Company and are not represented on the Board; provided, however, that in no event may such mechanisms imply the provision to the above-mentioned investors of any information that places them in a privileged or advantageous position vis-à-vis the other shareholders.

4. All public requests for delegation of voting powers made in favor of any Director shall disclose, where applicable, the existence of a conflict of interest, and shall provide detailed reasons for the direction in which the representative shall vote in the event that no instructions are given by the shareholder, subject always to the provisions of Law.

5. The Board of Directors shall encourage the informed participation of the shareholders at the General Shareholders' Meeting, and shall take all such measures as may be appropriate to make it easier for the shareholders acting at a General Shareholders' Meeting to effectively exercise the powers conferred upon them by the By-Laws and the Law, with due observance of the provisions set out in the Regulations for the General Shareholders' Meeting.

Article 45.- Relationships with the Securities Markets.

1. The Board of Directors shall immediately inform the public regarding:

   a) All significant events that might materially influence the stock exchange prices of securities issued by the Company.

   b) All changes in the Company's ownership structure, such as fluctuations in significant direct or indirect interests, voting trusts and other forms of coalition of which the Board has had notice.

   c) All substantial amendments to the Company's governance rules and regulations.

   d) The policies, if any, in the area of treasury stock that the Company intends to pursue on the basis of any approvals granted by the shareholders at the General Shareholders' Meeting.

   e) All changes to the composition and to the rules of organization and operation of the Board and the Committees thereof, or to the duties and positions of each Director in the Company, as well as any other modification relevant to the corporate governance system.

2. The Board of Directors shall adopt appropriate measures to ensure that the semi-annual, quarterly and any other financial information that it may be prudent to make available to the Securities Markets is prepared in accordance with the same principles, standards and professional practices used to prepare the annual financial statements and is as reliable as such financial statements. For this latter purpose, such information shall be reviewed by the Audit and Compliance Committee.

3. The Board of Directors shall prevent its conduct from influencing the free formation of the price of the Company shares and, if applicable, of the shares of the companies forming part of its Group.

Article 46.- Relationship with the External Auditor.

1. The Board of Directors shall establish an objective, professional and ongoing relationship with the Company's External Auditor, and shall have the utmost respect for its independence.

2. The relationship referred to in the foregoing paragraph shall be channeled, as a rule, through the Audit and Compliance Committee provided for in these Regulations.

3. The Audit and Compliance Committee shall not submit a proposal to the Board of Directors, and the Board of Directors shall not submit a proposal to the General Shareholders' Meeting, for appointment as the Company's Auditor of an audit firm when it has evidence that (i) such firm is affected by any circumstance of incompatibility pursuant to the legal provisions governing audits, or (ii) the fees that the Company intends to pay it for any and all services are greater than five (5%) percent of its total income in the domestic field during the last fiscal year.

4. The Board of Directors shall make public the fees that the Company has paid the audit firm, both in consideration for audit services and for services other than auditing, by specifying the fees paid to the Auditors and those paid to any company forming part of the same group of companies to which the Auditor belongs or to any other company to which the Auditor is related under a relationship of joint ownership, management or control.

5. The Board of Directors shall use its best efforts to definitively prepare the financial statements such that there is no room for comments by the Auditor. However, when the Board believes that its opinion must prevail, it shall provide a public explanation of the content and scope of the discrepancy.

Article 47.- Relationships with Senior Managers of the Company.

Relations between the Board of Directors and the Company's senior managers, as provided in these Regulations, must be channeled through the Chief Executive Officer or, in the absence thereof, through the Chairman of the Board of Directors or the Secretary of the Board.

TITLE X. INTERPRETATION

Article 48.- Interpretation of these Rules.

1. These Regulations shall be interpreted in accordance with the priority of provisions and the principles and standards contained in the most widely recognized Good Governance recommendations, especially the recommendations set forth in the Uniform Good Governance Code prepared at the behest of regulatory entities, without prejudice to the adaptation thereof to the specific characteristics of the Company and its environment under the principle "comply or explain."

2. The full Board of Iberdrola shall resolve any questions or discrepancies that may arise in connection with the application or the interpretation of these Regulations, following a report of the Audit and Compliance Committee and an opinion issued by Counsel to the Board of Directors.

TITLE IX. INTERIM PROVISIONS

Sole Interim Provision

The provisions of the new Article Ten of these Regulations, which further develop the concepts of proprietary Director and independent Director mentioned in Article Thirty-Seven of the By-Laws, shall apply to the Directors whose appointment, ratification or re-election occurs after the entry into effect of the amended provisions.

The classifications of the Directors of Iberdrola who were appointed prior to the above-mentioned effective date shall be governed by the provisions in effect at the time of their appointment. However, the Company shall, for purposes of compliance with its obligations to provide information, respect the definitions established in the articles referred to in the preceding paragraph starting with the annual corporate governance report for fiscal year 2007.

IBERDROLA

REGULATIONS OF THE

AUDIT AND COMPLIANCE COMMITTEE

February 14, 2007

"Regulations of the Audit and Compliance Committee" approved by the Committee sitting as a full body at its meeting of February 14, 2007.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

CHAPTER I.- LEGAL NATURE AND PURPOSE

Article 1.- Legal Nature and Applicable Rules and Regulations

1. Pursuant to the provisions of Article 44 of the By-Laws, the Board of Directors has established the Audit and Compliance Committee (hereinafter, the "Committee"), a permanent internal informational and consultative body without executive powers, which shall have information, advisory and proposal-making powers within its scope of action and shall be governed by the provisions of these Regulations.

2. These Regulations must be approved by resolution adopted by a majority of the members of the Committee itself and endorsed by the Board of Directors of Iberdrola, S.A. (hereinafter, "Iberdrola" or the "Company").

3. These Regulations may be amended at the proposal of the Chairman of the Committee or of the majority of its members, by resolution adopted by majority, and any and all amendments shall be submitted to the Board of Directors for endorsement unless they refer exclusively to the internal operation of the Committee.

Article 2.- Purpose of These Regulations

The purpose of these Regulations is to define the guidelines for action and the rules of internal operation of the Committee of Iberdrola and its Group, within the meaning of Section 4 of Law 24/1988, of July 28, on the Securities Markets.

CHAPTER II.- SCOPE AND DUTIES

Article 3.- Area of Authority

The Committee's scope of work shall in all events include the following matters:

a) Report to the shareholders at the General Shareholders' Meeting regarding questions raised therein by shareholders on matters within its area of authority.

b) Propose appointments of the Company's Auditors to the Board of Directors for the submission thereof to a decision of the shareholders at the General Shareholders' Meeting.

c) Supervise the Internal Audit Area's management, which will be functionally controlled by the Chairman of the Committee.

d) Know the financial information process and the internal control systems associated with the risks relevant to the Company.

e) Receive information from the Auditors regarding matters that could put their independence at risk, that are related to the process of financial statement auditing, and generally, regarding any other matters provided for in financial statement auditing legislation and in the technical auditing regulations in effect at any time.

f) Report in advance on the Company's annual corporate governance report and ensure compliance with legal requirements and the Codes of Ethics or Professional Conduct and Good Governance adopted by the Board of Directors.

g) Report on the proposed amendments of the Regulations of the Board of Directors.

h) Such other matters as are assigned to it by the By-Laws, the Regulations of the Board of Directors or the Board of Directors.

Article 4.- Duties Relating to the Internal Audit

The main duties of the Committee shall be the following:

a) Ensure the independence and effectiveness of the Internal Audit Area.

b) Approve the direction and plans of the Internal Audit Area's management, ensuring that its activities are mainly focused on significant risks to Iberdrola and its Group, as well as receive periodical information regarding the activities carried out by the Internal Audit Area.

c) Verify that senior management takes into account the conclusions and recommendations contained in its reports.

d) Ensure that the Internal Audit Area has sufficient resources and adequately qualified staff to successfully carry out its duties.

Article 5.- Duties Relating to the Internal Control and Risk Management Systems

The main duties of the Committee shall be the following:

a) Periodically review the internal control and risk management systems, such that the principal risks are properly identified, managed and made known.

b) Ensure that the risk control and management policy identifies at least:

i. The different types of risk (operational, technological, financial, legal, reputational, ...) facing the Company, including, among financial or economic risks, contingent liabilities and other off-balance risks;

ii. The establishment of the risk level that the Company deems acceptable;

iii. The measures planned in order to mitigate the impact of identified risks in the event that they materialize;

iv. The information and internal control systems that will be used to monitor and manage the aforementioned risks, including contingent liabilities or off-balance risks.

Article 6.- Duties Relating to Auditing

The main duties of the Committee shall be the following:

a) Provide guidance and make proposals to the Board of Directors of Iberdrola regarding the selection, appointment, re-election or replacement of the Auditors of Iberdrola and its Group, for approval by the shareholders at the General Shareholders' Meeting.

b) Approve the hiring policy applicable to Auditors at the Iberdrola Group, propose to the Board of Directors the conditions under which they should be hired and ensure compliance therewith.

c) Ensure the independence of the Auditors and, for such purpose:

i. ensure that the Company reports a change of Auditor to the National Securities Market Commission *[Comisión Nacional del Mercado de Valores]* (hereinafter, the CNMV) as a significant event;

ii. ensure that the Company and the Auditor comply with applicable regulations on the provision of services other than auditing, the limits on the concentration of the Auditor's business and, in general, all other regulations established in order to ensure the independence of the Auditors;

iii. in the event of resignation of the Auditor, examine the circumstances that may have given rise thereto.

d) Review the contents of the Auditor's Reports prior to the issuance thereof, in order to avoid qualified reports.

e) Assess the results of each audit and supervise the response of senior management to the recommendations made therein.

f) Favor the Auditor of the consolidated group as the auditor responsible for audit work at the companies that form part thereof.

g) Act as a liaison between the Board of Directors and the Auditors.

Article 7.- Duties Relating to the Process of Preparing Economic and Financial Information

The main duties of the Committee shall be the following:

a) Supervise the process of preparation and the integrity of the economic and financial information relating to the Company. In this regard, the Committee shall make sure that the interim financial statements are prepared in accordance with the same accounting standards as the annual financial statements and, for such purpose, it shall consider the appropriateness of a limited review by the Auditor.

b) Ensure compliance with legal requirements, the proper delimitation of the scope of consolidation, and the correct application of such generally accepted accounting principles and international financial reporting standards as may be applicable with respect to the Annual Financial Statements and the Management Report of Iberdrola and its Group.

c) Evaluate any proposal made by senior managers regarding changes in accounting policies and practices.

Article 8.- Duties Relating to the Annual Corporate Governance Report and to Compliance with Legal Requirements and Good Governance Recommendations

The main duties of the Committee shall be the following:

a) Report on the annual corporate governance report in advance of its submission to the Board for approval thereof.

b) Ensure compliance with laws, internal regulations and regulatory provisions governing the activities of Iberdrola and its Group.

c) Examine the degree of compliance by Iberdrola and, if applicable, the companies in its Group, with Good Governance recommendations, regularly reviewing the results thereof and submitting to the Board of Directors such proposals for improvement as it may deem fit.

d) Establish and supervise a mechanism whereby the employees may give notice, on a confidential basis and, if deemed appropriate, anonymously, of any potentially significant irregularities, especially of a financial and accounting nature, that they notice at the Company, abiding in all cases by the rules and regulations on the protection of personal data and respecting the fundamental rights of the parties involved.

e) Conduct such investigations as may be necessary following third-party claims against the Company or in cases of irregular or improper conduct, in accordance with the provisions under letter d) above.

f) Report to the Board of Directors, prior to the adoption by it of the corresponding decisions, regarding the creation or acquisition of interests in special purpose entities or entities registered in countries or territories regarded as tax havens, as well as any other transactions or operations of a similar nature that, due to the complexity thereof, might detract from the transparency of the Group.

g) Report to the Board of Directors on those matters within its authority as are set forth in the Regulations of the Board, and generally, on any other matters requested by the Board.

Article 9.- Duties Entrusted to the Committee by the Regulations of the Board of Directors

The Committee shall also have such other duties as are provided for in the Regulations of the Board of Directors:

a) Submit a proposal, if appropriate, to the Board of Directors regarding the amendment of the Regulations of the Board of Directors, and in all cases, report in advance to the Board of Directors regarding any other proposed amendment.

b) Report to the Board of Directors or, in urgent cases, to the Executive Committee, prior to the approval thereof, regarding transactions carried out by the Company or the companies forming part of its Group with the Directors and shareholders that hold an interest that is greater than or equal to five (5%) percent of the capital or that have proposed the appointment of any of the Directors of the Company, or with the respective Related Persons.

c) Ensure that the transactions mentioned in the preceding paragraph between the Company or the companies forming part of its Group with the Directors, the shareholders mentioned in the preceding paragraph or the respective Related Persons are conducted under arm's length conditions and with due observance of the principle of equal treatment of shareholders.

d) Report in advance to the Board of Directors regarding other matters within its authority in the instances contemplated in the Regulations of the Board of Directors in connection with:

i. Cases of resignation and withdrawal of Directors,

ii. The duty not to compete,

iii. The use of corporate assets,

iv. The use of the Company's business opportunities to the benefit of a Director or of Related Persons,

v. The duty that every Director has to inform the Audit and Compliance Committee before accepting office as Director or manager in another company or entity.

CHAPTER III.- COMPOSITION

Article 10.- Composition

1. The Committee shall consist of a minimum of three (3) and a maximum of five (5) members, who must be external Directors and, in addition, must be members of the Executive Committee.

2. Within such limits, the Committee may submit to the Board of Directors a proposal to alter the number of its members, so that such number may contribute to more effective operation of the Committee.

3. In addition to the requirements set forth in paragraph one of this Article, the Chairman of the Committee, who shall necessarily be one of the independent Directors, shall be a Director with sufficient capacity and availability to provide greater dedication to the Committee than the other members.

CHAPTER IV.- SUBJECT MATTER OF THE ACTIVITIES OF THE COMMITTEE

Article 11.- Subject Matter of the Activities of the Committee

The activities of the Committee shall cover:

a) Iberdrola and

b) Companies forming part of the Iberdrola Group, in accordance with the definition set forth in Article Two above..

CHAPTER V.- APPOINTMENT AND WITHDRAWAL OF MEMBERS

Article 12.- Appointment

1. Members of the Committee shall be appointed by the Board of Directors of Iberdrola from among its Directors.

2. The Board of Directors shall endeavor to ensure that the members of the Audit and Compliance Committee, and especially the Chairman thereof, have such background knowledge and experience in accounting, audit or risk management matters as is required by the duties they are called upon to perform, provided, however, that they need not be experts in these fields.

3. The Committee shall have a Chairman and a Secretary appointed by the Board of Directors from among the members thereof.

Article 13.- Withdrawal

The members of the Committee shall withdraw from office:

a) When they cease to be Directors of Iberdrola.

b) By resolution of the Board of Directors of Iberdrola.

c) When they cease to be external Directors or become members of the Executive Committee.

Article 14.- Term of Office

1. The members of the Committee shall be appointed for a maximum term of four (4) years and may be re-elected on one or more occasions to equal maximum terms.

2. The Chairman of the Committee shall hold office for a maximum period of four (4) years, upon the expiration of which the Director who has held office as such shall not be eligible for re-election as Chairman until one (1) year has passed since he vacated office, without prejudice to his continuing to serve or being re-elected as member of the Committee.

CHAPTER VI.- MEETINGS

Article 15.- Meetings

1. The Committee shall meet as many times as may be necessary, in the opinion of its Chairman, to fulfill the duties entrusted to it, and at least four (4) times a year. These meetings shall be set on the corresponding schedule.

2. It shall also meet whenever so requested by at least one-half of its members.

Article 16.- Call to Meeting

1. Notice of the call to meeting shall be given by the Secretary of the Committee to each of the Committee members at least eight (8) days in advance, by letter, fax, telegram, e-mail or any other means. The call shall be authorized by the signature of the Chairman, or by that of the Secretary by order of the Chairman.

2. The agenda for the meeting shall be set out in the call.

3. A prior call of meetings of the Committee shall not be required when all of the members thereof are present and unanimously agree to the holding of the meeting.

4. The provisions regarding Board meetings contained in the Regulations of the Board of Directors in connection with the possibility of calling extraordinary meetings and casting votes in writing and without a meeting shall likewise apply to the meetings of the Committee.

Article 17.- Establishment of a Quorum

1. Committee meetings shall be validly held with the attendance, in person or by proxy, of one-half plus one of the Committee members.

2. If the Chairman's position is vacant, or in the event of sickness or disability of the Chairman, meetings shall be chaired by the Director having the longest length of service, and if equal lengths of service, the oldest. If the Secretary's position is vacant, or in the event of sickness or disability of the Secretary, the Secretary having the shortest length of service, and if equal lengths of service, the youngest shall act as such.

3. The members of the Committee may grant their proxy to another member thereof by communication through any of the means set forth in the previous Article addressed to the Secretary of the Committee, which communication shall include the terms of the proxy.

Article 18.- Resolutions

1. Resolutions shall be adopted by majority vote of the members present at the meeting in person or by proxy. In the event of a tie, the Chairman shall have the tie-breaking vote.

2. The Secretary of the Committee shall take minutes of each of the meetings held, to be approved at the end of the corresponding meeting or at the meeting held immediately thereafter.

Article 19.- Conflicts of Interest

When matters to be dealt with at meeting of the Committee directly affect one of its members or persons connected thereto and, in general, when such member is in a situation of conflict of interest (as defined in the Regulations of the Board of Directors), such member must leave the meeting until a decision is made, and such member shall be subtracted from the number of Committee members for purposes of calculating the quorum and majorities with respect to the matter at hand.

Article 20.- Attendance

1. At the request of the Committee, its meetings may be attended by any member of the Board of Directors, manager or employee of the Group and any member of the management decision-making bodies of the companies forming part of the Iberdrola Group whose appointment has been proposed by the Company.

2. The Chairman of the Board of Directors and the Chief Executive Officer, if any, may, in exceptional circumstances, request meetings with the Committee for informational purposes.

3. The Committee may require the presence of the Auditor at its meetings.

CHAPTER VII.- RELATIONSHIPS

Article 21.- Relationship with the Shareholders

1. The Committee shall report to the shareholders at the General Shareholders' Meeting with respect to matters raised therein by shareholders regarding its powers.

2. In furtherance of the foregoing provision, the Committee shall prepare an annual Report of its activities, which, once approved by the Board of Directors, shall be made available to the shareholders and investors on occasion of the call to the ordinary General Shareholders' Meeting.

Article 22.- Relationship with the Board of Directors

The Chairman of the Committee shall regularly report to the Board of Directors on the activities of the Committee and shall provide advice and propose such measures as it may deem fit within the scope of its duties. In particular, the Chairman of the Audit and Compliance Committee shall inform the Board of Directors, at the next meeting thereof following the meetings of the Committee, of the resolutions and significant events, if any, that have occurred at the Committee meetings.

Article 23.- Relationship with the Internal Audit Area

1. The Chairman of the Board of Directors shall propose to the Audit and Compliance Committee the selection, appointment, re-election and withdrawal of the Director of the Internal Audit Area.

2. The Committee shall, if applicable, adopt as its own the proposal received, and after a report of the Nominating and Compensation Committee, it shall submit such proposal to the Board of Directors for approval thereof.

3. The Chairman of the Board of Directors, in agreement with the Chairman of the Audit and Compliance Committee, shall approve the Basic Internal Audit Regulations, as well as the budget for the Area.

4. The Committee shall guide and supervise the activities of the Internal Audit Area through approval of its annual plan, which shall be submitted thereto by the Director of the Internal Audit Area, and by following up on its recommendations. The management of this Area shall be functionally controlled by the Chairman of the Committee. In this regard, the Director of the Internal Audit Area shall directly report to the Audit and Compliance Committee on any issues occurring during the execution of the annual work plan and shall submit thereto an activities report at the end of each fiscal year.

5. In addition to the responsibilities inherent in its function, the Internal Audit Area shall act as the normal channel of communication between the Committee and the rest of the Company's organization, and shall be responsible for preparing any information required at meetings. Such meetings shall be attended, if the Committee deems fit, by the Director of the Internal Audit Area.

Article 24.- Relationship with the Auditor

1. The Committee shall propose to the Board of Directors, for submission of the proposal to the shareholders at the General Shareholders' Meeting, the selection, appointment, re-election and replacement of the Company's Auditor. In addition, the Committee shall make a proposal to the Board of Directors regarding the contractual terms under which the Company's Auditor should be hired.

2. The Audit and Compliance Committee shall not submit a proposal to the Board of Directors, and the Board of Directors shall not submit a

proposal to the General Shareholders' Meeting, for appointment as the Company's Auditor of an audit firm when it has evidence that (i) such firm is affected by any circumstance of incompatibility pursuant to the legal provisions governing audits, or (ii) the fees that the Company intends to pay it for any and all services are greater than five (5%) percent of its total income in the domestic field during the last fiscal year.

3. The Committee shall regularly receive from the Auditor information regarding the audit plan and the results of the implementation thereof, shall follow up on all recommendations proposed by the Auditor and may require its cooperation whenever it deems it necessary.

4. The Committee shall request of the Auditor, on an annual basis, a certificate of independence of the firm as a whole and of the team members participating in the process of auditing the annual financial statements of the Iberdrola Group. In addition, the Committee shall monitor the application of the quality assurance and independence safeguarding internal procedures implemented by the Auditor.

5. The Audit and Compliance Committee shall authorize, prior to the approval thereof, any hiring of the Auditor for services other than the audit of the annual financial statements.

6. The Committee shall receive information on the engagement by Iberdrola and its Group of professionals coming from the audit firm.

Article 25.- Relationship with the Management of Iberdrola and its Group

The Committee may obtain information from and require the cooperation of any manager or employee of Iberdrola and its Group, notice of which shall be given to the Chairman of the Board of Directors and to the Chief Executive Officer, if any.

CHAPTER VIII.- POWERS, ADVICE, DUTIES AND INTERPRETATION

Article 26.- Powers and Advice

1. The Committee may freely access such information, documents, accounting or non-accounting records, contracts, etc. of whatsoever nature as it may deem necessary to perform its duties. It may also obtain advice from outside professionals for the best performance of its duties. Such professionals shall submit their reports directly to the Chairman of the Committee.

2. In all events, taking into account that the Committee members are also Directors, such Committee members shall act with independence of judgment and action with respect to the rest of the organization, shall discharge their duties with the utmost diligence and professional competence and shall keep all matters absolutely confidential.

Article 27.- Compliance and Dissemination

1. The Directors who are members of the Committee and the senior managers of the Iberdrola Group have the duty to know and comply

with these Regulations. For such purposes, the Secretary of the Board of Directors of Iberdrola shall provide them all with a copy hereof.

2. The Chairman and the members of the Committee shall also have the duty to ensure compliance with these Regulations and to adopt such measures as may be necessary for such Regulations to be widely disseminated among the rest of the organization of Iberdrola and its Group.

Article 28.- Interpretation and Disputes

Any questions or disputes regarding the interpretation of these Regulations shall be resolved by majority vote by the Committee itself, and in the absence of such resolution, by the Chairman, assisted by such persons as the Board of Directors may designate for such purpose. The Board of Directors shall be informed of the interpretation and resolution of the questions or disputes that may have arisen.

IBERDROLA

REGULATIONS

OF THE

NOMINATING AND COMPENSATION COMMITTEE

OF

IBERDROLA, S.A.

CURRENT TEXT APPROVED BY THE GENERAL SHAREHOLDERS' MEETING HELD ON MARCH 29, 2007

CHAPTER I.- LEGAL NATURE AND APPLICABLE RULES AND REGULATIONS

Article 1.- Legal Nature and Applicable Rules and Regulations

1. Pursuant to the provisions of Article 45.4 of the By-Laws of IBERDROLA, S.A. (hereinafter, "Iberdrola" or the "Company"), and by means of these Regulations, the Board of Directors has established the rules and regulations governing the Nominating and Compensation Committee (hereinafter, the "Committee"), a permanent internal informational and consultative body without executive powers, which shall have information, advisory and proposal-making powers within its scope of action and shall be governed by the provisions of the By-Laws and of the Regulations of the Board of Directors applicable thereto, as well as the provisions of these Regulations and of applicable law.

2. These Regulations may be amended by resolution of the Board of Directors, either upon its own initiative or at the proposal of the Committee itself.

CHAPTER II.- POWERS OF THE COMMITTEE

Article 2.- Powers of the Committee

1. The Committee shall have the power to supervise the process of selection of members of the Board of Directors and senior managers of the Company (the latter at the proposal of the Chief Executive Officer, if any) and to assist the Board of Directors in the determination and supervision of the compensation policy for the above-mentioned persons. In addition, within legal limits and within the framework of a policy of coordination between the interest of the Company and that of the affiliated companies that are part of the Iberdrola Group, the Committee shall become apprised and, if appropriate, shall inform the Board of Directors, of the selection and appointment of and the compensation policy for Directors and Senior Managers at the main affiliated companies.

2. In the exercise of the powers granted to it, the Committee shall, through the Chairman of the Board of Directors, advise such body regarding the most appropriate configuration thereof and of its Committees as regards size and equilibrium among the various classes of Directors existing at any time. For such purpose, the Committee shall review the structure of the Board of Directors and of its Committees on a regular basis, as well as when vacancies occur within such bodies.

3. In the performance of its duties, the Committee shall hear the suggestions that may be transmitted thereto by the Directors, and shall especially take into account those made by the Chairman of the Board of Directors and by the Chief Executive Officer, if any.

Article 3.- Powers Relating to the Procedure for Selecting Directors and Senior Managers

In addition to the powers that may be granted to it by the By-Laws, the Regulations of the Board of Directors or the Board of Directors, the Nominating and Compensation Committee shall have the power to:

1. Report on and review the criteria that should be followed in composing the Board of Directors and in selecting candidates, defining their duties and necessary qualifications and assessing the time and dedication required for the proper performance of their duties. In the exercise of this power, the Committee shall take into account, regarding external Directors, the relation between the number of proprietary Directors and the number of independent Directors, such that this relation reflects, as far as possible, the ratio of the Company's voting capital pursuant to the provisions of Article Twenty-Nine of the By-Laws to the rest of the capital.

2. Bring Director designation proposals to the Board of Directors for the interim appointment thereof to fill a vacancy or, as the case may be, for submission of such proposals to a decision by the shareholders at the General Shareholders' Meeting, at the request of the Chairman or any other member of the Board of Directors, as well as proposals for the re-election or removal of Directors by the shareholders at the General Shareholders' Meeting.

3. Propose to the Board of Directors the members who should make up each of the Committees.

4. Examine or organize, in such manner as is deemed appropriate, the succession of the Chairman and of the Chief Executive Officer of the Company, if any, and, if applicable, make proposals to the Board for such succession to occur in an orderly and well-planned fashion.

5. Report to the Board of Directors, prior to the adoption by it of the corresponding decision at the proposal of the Chairman, regarding the appointment and/or removal of the Vice-Chairman or Vice-Chairmen, if any, of the Board of Directors.

6. Report to the Board of Directors, prior to the adoption by it of the corresponding decision at the proposal of the Chairman, regarding the appointment and/or removal of the Secretary and of the Vice-Secretary, if any, of the Board of Directors.

7. Report to the Board of Directors regarding the appointment and/or removal of senior managers of the Company, upon the proposal of the Chief Executive Officer, if any.

8. Ensure that when new vacancies are filled or new Directors are appointed, the selection procedures are free from any implied bias entailing any kind of discrimination.

Article 4.- Powers Relating to Compensation Policy for Directors and Senior Managers

In addition to the powers, if any, given to it by the By-Laws, the Regulations of the Board of Directors or the Board of Directors, the Nominating and Compensation Committee shall have the power to:

1. Propose to the Board of Directors the system and amount of annual Director compensation, as well as the individual compensation of executive Directors and other terms and conditions of their contracts, in all cases pursuant to the provisions of the By-Laws.

2. Submit to the Board of Directors, together with the corresponding reports, the proposals brought to it by the Chief Executive Officer, if any, regarding the compensation policy applicable to senior managers and the basic terms and conditions of their contracts.

3. Report to the Board of Directors regarding the compensations or indemnifications, if any, that may be established in the event of removal of the senior managers of the Company at the proposal of the Chief Executive Officer, if any.

4. Report on incentive plans and pension supplements.

5. Periodically review the compensation programs, evaluating the adequacy and results thereof.

6. Ensure compliance with the compensation policy of the Company.

CHAPTER III.- COMPOSITION OF THE COMMITTEE. APPOINTMENT AND WITHDRAWAL OF ITS MEMBERS

Article 5.- Composition of the Committee

1. The Committee shall be made up of a minimum of three (3) and a maximum of five (5) Directors, as determined by the Board of Directors, and the majority of such Directors shall be independent.

   The Board of Directors shall endeavor to ensure that the Directors sitting on the Nominating and Compensation Committee have the background knowledge and experience required by the duties they are called upon to perform.

2. The Directors sitting on the Committee must meet the following conditions:

   (a) be external Directors of the Company;

   (b) have, in the opinion of the Board of Directors, proven experience as a Director or in the performance of other prominent management duties;

   (c) not have performed executive duties at Iberdrola or the companies within its Group unless, in exceptional cases, the Board of Directors resolves to

exclude the application of this requirement, based on the time passed since ceasing to perform such duties and the qualities of the Director.

3. In addition, the Chairman of the Committee, who shall necessarily be one of the independent Directors, must be a Director with sufficient capacity and availability to provide greater dedication to the Committee than the rest of the Directors sitting on the Committee.

4. The Directors sitting on the Committee shall be appointed by the Board of Directors from among the Directors meeting the requirements set forth in the preceding paragraphs.

Article 6.- Designation of Positions

1. The Board of Directors shall appoint the Chairman of the Committee from among the Directors sitting thereon.

2. The Committee shall be assisted by a Secretary, who need not be a Director, and who shall also be appointed by the Board of Directors, at the proposal of the Nominating and Compensation Committee.

Article 7.- Term of Office

1. The Directors sitting on the Committee shall hold their positions for so long as their appointment as Directors of the Company is in effect, without prejudice to the provisions of Article Eight below.

2. Directors sitting on the Committee who are re-elected as Directors of the Company by resolution of the shareholders at the General Shareholders' Meeting shall continue in their positions on the Committee, without the need for a new election, unless the Board of Directors resolves otherwise.

Article 8.- Withdrawal

The Directors sitting on the Committee shall withdraw from office:

(a) when they cease to be Directors of Iberdrola;

(b) when they cease to be external Directors, even if they continue as a Director of the Company; or

(c) by resolution of the Board of Directors of the Company.

CHAPTER IV.- MEETINGS OF THE COMMITTEE

Article 9.- Meetings of the Committee

1. The Committee shall meet as many times as the Chairman deems is necessary to fulfill the duties entrusted to it, and at least once each quarter; the meetings shall be set on the corresponding schedule.

2. The Committee shall also meet when so requested by at least one-half of the Directors sitting on the Committee.

3. The Chairman of the Board of Directors, as well as the Chief Executive Officer, if any, may request informational meetings with the Committee on an exceptional basis.

Article 10.- Call to Meeting

1. The Chairman of the Committee, or the Secretary by order thereof, shall call meetings of the Committee by letter, fax, telegram, e-mail or any other means, addressed to each of its members, setting forth in such call the place, date and time of the meeting, as well as the agenda thereof.

2. The call to meeting shall be made at least eight (8) days in advance thereof, unless the Chairman decides otherwise for reasons of urgency.

3. A prior call of meetings of the Committee shall not be required when all of the Directors sitting thereon are present and unanimously agree to the holding of the meeting.

4. The provisions regarding Board meetings contained in the Regulations of the Board of Directors in connection with the possibility of calling extraordinary meetings and casting votes in writing and without a meeting shall likewise apply to the meetings of the Committee.

Article 11.- Proxies

The Directors sitting on the Committee may grant their proxy to another Director who is a member thereof by communication through any of the means set forth in the previous Article addressed to the Secretary of the Committee, which communication shall include the terms of the proxy.

Article 12.- Establishment of a Quorum of the Committee

1. A valid quorum for the Committee shall be established with the attendance, in person or by proxy, of one-half plus one of the Directors sitting on the Committee.

2. The Chairman of the Committee shall preside over the meeting. If the Chairman is unable to preside or is absent, the duties thereof shall be performed by the longest-serving Director on the Committee. If several Directors have served for the same amount of time, it shall be presided over by the oldest of them.

3. The Secretary of the Committee shall act as Secretary of the meeting. If the Secretary is unable to act as such or is absent, the duties thereof shall be performed by the Director sitting on the Committee that the Committee appoints for such purpose.

Article 13.- Adoption of Resolutions

1. Resolutions of the Committee shall be adopted by majority vote of the Directors sitting thereon who are present at the meeting in person or by proxy. In the event of a tie, the Chairman of the Committee shall have the tie-breaking vote.

2. Resolutions that are adopted shall be included in the corresponding minutes taken by the Secretary of the Meeting, which must be approved at the meeting itself or at the commencement of the meeting held immediately thereafter.

CHAPTER V.- PROCEDURE FOR SELECTION AND RE-ELECTION OF DIRECTORS

Article 14.- Selection of New Directors

1. The Committee shall review the criteria for selecting Directors and shall assist the Board in defining the profiles to be met by candidates for Director, taking into account the needs of the Board of Directors and based on the areas of the Board that require reinforcement.

2. At the request of the Board of Directors, the Committee shall select possible candidates who might be appointed as Directors of the Company, and shall present their proposals to the Board of Directors through the Chairman of such body.

3. The Committee must verify that all candidates for Director of the Company meet the general requirements provided by the By-Laws, the Regulations of the Board of Directors of the Company and the Laws.

4. In addition, in the case of candidates for the position of independent Director, the Committee must verify compliance with the specific requirements for this class of Director provided in the By-Laws and in the Regulations of the Board of Directors of the Company, and gather adequate information regarding the personal qualities, experience, knowledge, and effective availability of the candidates.

5. Once the procedure described in the preceding paragraphs has been completed, the Committee must present the Board of Directors with a well-reasoned report containing its proposals for the appointment of Directors for the designation thereof by the shareholders at the General Shareholders' Meeting or, if applicable, by the Board of Directors itself in use of its powers to fill vacancies by interim appointment.

6. The proposals that the Committee presents to the Board of Directors must evaluate the qualities of the various candidates and assign them to one of the categories of directors contemplated by the By-Laws of the Company.

Article 15.- Re-election of Directors

1. Prior to the end of the term for which a Director has been appointed, the Committee must examine the advisability of their re-election, as well as their continuance, if applicable, on the Committee of the Board of Directors of which such Director is a member.

2. For the foregoing purposes, the Committee must verify that the Director to be elected continues to comply with the requirements referred to in paragraphs three and four of the preceding Article, as well as evaluate the quality of work and dedication to office of the Director in question.

3. Once the procedure described in the foregoing paragraph has been completed, the Committee must present a well-reasoned report to the Board of Directors with its proposal regarding the re-election of Directors.

CHAPTER VI.- POWERS OF THE COMMITTEE AND DUTIES OF ITS MEMBERS

Article 16.- Powers of the Committee

1. The Committee may freely gain access to any kind of information or documentation held by the Company and that it deems necessary for the performance of its duties.

2. Through its Chairman, the Committee may request the cooperation of any Director and, through the Chief Executive Officer, if any, and in the absence thereof, through the Chairman of the Committee, that of any manager or employee of the Company and its Group, for the best performance of its duties, in accordance with the provisions of the Regulations of the Board of Directors.

3. The Committee may also procure the collaboration or advice of external professionals, who must address their reports directly to the Chairman of the Committee.

Article 17.- Duties of Committee Members

1. The members of the Committee must act with independence of judgment and action with respect to the rest of the organization, and perform their work with the maximum diligence and professional competence.

2. Generally, the members of the Committee are subject as such to all of the duties of a Director set forth in the Regulations of the Board of Directors, to the extent they are applicable to the duties performed by this Committee.

Article 18.- Conflicts of Interest

When matters to be dealt with at meeting of the Committee directly affect one of the Directors sitting thereon or persons connected thereto and, in general, when such Director is in a situation of conflict of interest (as defined in the Regulations of the

Board of Directors), such member must leave the meeting until a decision is made, and such Director shall be subtracted from the number of Directors who are members of the Committee for purposes of calculating the quorum and majorities with respect to the matter at hand.

Article 19.- Information to the Board

1. The Committee, through its Chairman, shall maintain the Board of Directors, through the Chairman of such Board of Directors, permanently informed of the progress and results of its activities, and fundamentally of resolutions approved thereby. In particular, the Chairman of the Nominating and Compensation Committee shall inform the Board of Directors, at the next meeting thereof following the meetings of the Committee, of the resolutions and significant events, if any, that have occurred at the Committee meetings.

2. Within three (3) months following the close of the Company's fiscal year, the Committee shall submit for approval by the Board of Directors a report detailing its work for the prior fiscal year.

CHAPTER VII.- COMPLIANCE AND INTERPRETATION

Article 20.- Compliance

1. The members of the Committee, as well as those of the Board of Directors to the extent they are affected, have the obligation to know and comply with these Regulations, for which purpose the Secretary of the Board of Directors shall provide all of them with a copy hereof.

2. In addition, the Committee shall have the obligation to ensure compliance with these Regulations, adopting appropriate measures for such purpose so that they are appropriately disseminated among the rest of the organization of Iberdrola and its Group.

Article 21.- Interpretation of the Regulations

Any question or dispute regarding the interpretation of these Regulations shall be resolved by majority vote within the Committee itself, and in the absence of such resolution, by the Chairman of the Committee, who shall be assisted for such purposes by such persons as may be appointed by the Board. The Board of Directors shall be informed of the interpretation and resolution of the questions or disputes that may have arisen.

IBERDROLA

INTERNAL REGULATIONS
FOR
CONDUCT IN THE SECURITIES MARKET
OF
IBERDROLA, S.A.
AND
ITS GROUP OF COMPANIES

CURRENT TEXT
APPROVED BY THE GENERAL SHAREHOLDERS' MEETING
HELD ON MARCH 29, 2007

PREAMBLE

The Board of Directors of Iberdrola, S.A. (hereinafter, "**Iberdrola**" or the "**Company**") approved a set of Internal Regulations for Conduct in the Securities Markets at its meeting of July 9, 2003, in compliance with the provisions of Section 78 of Law 24/1988, of July 28, on the Securities Market (hereinafter, the "**LMV**" *[Ley del Mercado de Valores]*) and related provisions.

On February 20, 2007, the Board of Directors of Iberdrola decided to amend such Regulations in order to (i) adapt the contents thereof to the modifications introduced by Royal Decree 1333/2005, of November 11, which further elaborates upon the provisions of the LMV in the area of market abuse, and (ii) update the contents thereof from a technical point of view, such that the regulation of certain matters could be completed and clarified. For such purposes, the above-mentioned Board of Directors has approved this restated text of the Internal Regulations for Conduct in the Securities Markets (the "**Regulations**").

These Regulations are issued for application thereof to Iberdrola and the companies that are part of the Iberdrola Group, as such term is defined below, in order to protect investors by promoting transparency rules aimed at avoiding wrongdoing, yet encouraging and facilitating shareholding by its directors and employees in strict compliance with applicable law.

PRELIMINARY TITLE. DEFINITIONS

Article 1. Definitions

For purposes of these Regulations, the following terms shall have the meaning set forth below:

1. Senior Managers: All those managers who report directly to the Board of Directors or to the Chief Executive Officer of the Company, if any, and in every case, the Director of the Internal Audit Area.

2. Confidential Documents: Documents, whatever the format thereof, that contain Non-Public Information.

3. Iberdrola Group: Means Iberdrola and all subsidiaries and affiliated entities which are, with respect to the Company, in the situation contemplated in Section 4 of the LMV.

4. Iberdrola / the Company: Means Iberdrola, S.A., a company domiciled in Bilbao (Biscay), at Cardenal Gardoqui, 8, with Tax ID Code A-48.010.615.

5. Non-Public Information: All information of a specific nature directly or indirectly referring to Affected Securities issued by companies belonging to the Iberdrola Group, or to the Company or its Group, that has not been made public and that, if it is made or has been made public, could materially influence or could have appreciably influenced the price of Affected Securities on a market or organized trading system.

The information shall be deemed to be of a specific nature if it indicates a series of circumstances which occur, or may reasonably be expected to occur, or an event that has taken place, or may reasonably be expected to take place, when such information is specific enough to allow for the possibility of inferring the effect that such series of circumstances or events can have on the prices of Affected Securities or, as applicable, of the derivative financial instruments related thereto.

In addition, it shall be deemed that information can appreciably influence prices when such information is the kind of information that could be used by a reasonable investor as part of the basis for its investment decisions.

In connection with financial instruments on commodities, Non-Public Information shall be deemed to be all information of a specific nature, which has not been made public and directly or indirectly refers to one or more of such derivative financial instruments, which the users in the markets where such products are traded would expect to receive in accordance with market practices accepted in such markets.

In any event, it shall be deemed that users in the markets mentioned in the preceding paragraph would expect to receive information directly or indirectly related to one or more derivative financial instruments when the information (i) is regularly made available to the users in such markets or (ii) is mandatorily required to be disclosed by legal or regulatory provisions, market rules, contracts or customs of the underlying commodities market or the market of derivative instruments on commodities in question.

The provisions contained in this definition shall apply to negotiable securities or financial instruments in respect of which an application for trading has been filed with a market or organized trading system.

6. Significant Information: All information relating to facts, decisions, agreements or contracts the knowledge of which may reasonably affect an investor's decision to acquire or transfer Affected Securities and therefore may have a material influence on the listing price thereof on organized secondary markets, and which must be made public pursuant to securities market regulations.

7. Insiders: Persons who are included in a Registry of Insiders under the provisions of Article Three below.

8. Affected Persons: Persons to whom the Regulations apply and who are specified in the first sub-section of Article Two below.

9. Persons Subject to Conflict of Interest Rules: Persons to whom Article Eleven applies and who are specified in the first paragraph of such Article.

10. Registries of Insiders: Registries governed by the provisions of Article Three below.

11. Registry of Affected Persons: Registry governed by the provisions of the second sub-section of Article Two below.

12. Regulations: Restated text of the Internal Regulations for Conduct in the Securities Markets of Iberdrola and its Group, approved by the Board of Directors of the Company on February 20, 2007.

13. Unit: Means the Regulatory Compliance Unit, which is the internal body of the Company entrusted with the duty, among others, of ensuring compliance with the Regulations. The composition and duties thereof are set forth in Article Thirteen below.

14. Affected Securities: (i) negotiable securities issued by the Company and/or entities within the Company's Group which have been admitted to trading on an organized secondary market; (ii) financial instruments and contracts granting the right to acquire such securities; (iii) financial instruments and contracts whose underlying assets consist of the above-mentioned securities, instruments or contracts; and (iv) securities, instruments and contracts of entities other than the Company and entities within the Company's Group when expressly determined by the Unit, in order to best comply with these Regulations.

TITLE I. SUBJECTIVE SCOPE OF APPLICATION AND INCLUSION IN THE REGISTRY OF INSIDERS

Article 2. Subjective Scope of Application

1. These Regulations shall apply to the following persons:

   a) The members of the Board of Directors of the Company, including the Secretary and the Vice-Secretary, if any, of the Board, and the Senior Managers of the Company.

   b) Those persons who, pursuant to applicable regulations, are designated by the Unit owing to their habitual and recurring access to information that may be deemed non-public for purposes of the provisions of these Regulations.

2. Affected Persons shall be included in the corresponding Registry of Affected Persons, which the Unit shall be responsible for preparing and updating. Such Registry shall include the following information: (i) identity of the Affected Persons; (ii) reason why such persons have been included in the Registry of Affected Persons, and (iii) dates of creation and update of such Registry.

   The Registry of Affected Persons shall be updated immediately in the following cases: (i) when there is a change in the reasons why a person is included in the Registry; (ii) when it is necessary to add a new person to the Registry, and (iii) when a person included in the Registry ceases to have access to Non-Public Information, in which case, the date on which such circumstance occurs shall be noted.

The data contained in the Registry of Affected Persons shall be kept for at least five (5) years following the inclusion or last update thereof.

3. The Unit shall inform Affected Persons of their inclusion in the Registry of Affected Persons and of the other circumstances provided for in Organic Law 15/1999, of December 13, on the Protection of Personal Data. In addition, the Unit shall inform Affected Persons of the fact that they are subject to the Regulations, of the non-public nature of the information, of their duty of confidentiality with respect to such information, of the prohibition against using it, and of the violations and penalties that, if applicable, may arise from the improper use of Non-Public Information. The Unit shall also provide Affected Persons with a copy of these Regulations.

   No later than fifteen (15) days after receiving a copy of these Regulations, Affected Persons must deliver to the Unit a duly signed consent statement, which is attached as an annex hereto, wherein they shall also indicate the number and identity of Affected Securities held by them, pursuant to the provisions of Article Four of these Regulations.

4. The Unit shall maintain a copy of the Registry of Affected Persons in electronic format, which shall be made available to the supervisory authorities.

Article 3. Inclusion in the Registry of Insiders

1. The Division or Area that specifically assumes the responsibility of leading a transaction in which Non-Public Information may be generated for purposes of these Regulations shall designate a person responsible for creating and keeping up-to-date a Registry of Insiders, which shall contain the following information: (i) the identity of all persons who have specific or habitual access to such information; (ii) the reason why such persons have been included in the Registry of Insiders, and (iii) the dates of creation and update of such Registry. The person responsible for any Registry of Insiders shall provide the Unit with a copy thereof.

   Registries of Insiders shall be updated in the same cases as the Registry of Affected Persons. In addition, the data contained in a Registry of Insiders shall be kept for the same amount of time as those included in the Registry of Affected Persons, provided, however, that any Registry of Insiders may cease to be such at the time that the Non-Public Information that gave rise to its creation is disclosed to the market.

2. The person responsible for a Registry of Insiders shall inform the persons who are included in any Registry of Insiders of the circumstances mentioned in the third sub-section of Article Two above. In addition, the person responsible for a Registry of Insiders shall inform the persons who are included therein of their obligation to inform him/her of the identity of any other persons to whom Non-Public Information is provided in the ordinary course of their work, profession or position, in order for such persons to be included in the Registry of Insiders.

3. The Unit shall maintain a copy of the Registry of Insiders in electronic format, which shall be made available to the supervisory authorities.

TITLE II. TRANSACTIONS IN AFFECTED SECURITIES

Article 4. Meaning of Transactions in Affected Securities

1. Transactions in Affected Securities shall be deemed to include those transactions which are carried out by Affected Persons regarding Affected Securities.

   For purposes of the preceding paragraph, transactions shall mean any contracts whereby Affected Securities are acquired or transferred on the spot or on a forward or futures basis or whereby rights to acquire or transfer (including call and put options) such Securities are created, whether on a provisional or final basis, under limited or full ownership terms.

2. For purposes of the provisions of Article Six of these Regulations, Transactions in Affected Securities shall be deemed to have been effected by Affected Persons not only when they are carried out by such persons directly but also when carried out by any of the following persons: (i) the spouses of Affected Persons or any other person with whom such persons have a relationship analogous to marriage pursuant to national legislation; (ii) their dependent children; (iii) relatives who have been living with them or have been in their care for at least one year before the date when the Transaction is conducted; (iv) any legal entity or trust which is directly or indirectly controlled by Affected Persons; or which has been created for their benefit; or whose financial interests are to a large extent equivalent to those of Affected Persons; or (v) intervening persons, which is understood to mean persons who carry out transactions in Affected Securities in their own name and on behalf of Affected Persons. Such capacity shall be presumed in the case of those persons whom the Affected Person provides total or partial coverage against the risks inherent in the transactions carried out.

3. For purposes of these Regulations, the signing of a portfolio management contract is a transaction in Affected Securities. Therefore, the following rules shall apply to contracts signed by the Affected Person or by any of the persons mentioned in the preceding paragraph:

   a) Information to the manager: The manager shall be informed that the person is subject to these Regulations and of the contents thereof.

   b) Contracts: Discretionary portfolio management contracts shall contain clauses providing for any of the following conditions: (i) the express prohibition against the manager carrying out investment transactions in the Affected Securities that are prohibited by these Regulations, and (ii) an absolute and irrevocable warranty to the effect that the transactions will be carried out without the Affected Persons' participation, and therefore, exclusively using the portfolio

manager's professional judgment and in accordance with the criteria generally applied to customers with similar financial and investment profiles.

c) Authorization: Persons wishing to formalize a discretionary portfolio management contract must request prior authorization from the Unit, which shall verify that they comply with the provisions of the preceding paragraph or, as the case may be, the application of the specific regulations. A denial shall be duly substantiated.

d) Prior contracts: Contracts formalized prior to the effectiveness of the Regulations shall be adapted to the provisions set forth herein. Until such adaptation is carried out, Affected Persons shall direct the manager not to carry out any transaction in the Affected Securities.

Article 5. Limitations on Transactions in Affected Securities

1. Affected Persons may not conduct Transactions in Affected Securities:

   a) When they have Non-Public Information concerning the Affected Securities or the issuer of such Affected Securities pursuant to the provisions of Article Seven of these Regulations.

   b) When expressly determined by the Unit in order to best comply with these Regulations.

2. When Affected Persons – other than members of the Board of Directors – have any questions regarding the Transactions in Affected Securities, they shall submit them to the Corporate Resources Division, or to any other body of Iberdrola that may in future assume the duties of such Division, which may forward them to the Unit. Affected Persons shall refrain from taking any action until they have received an answer to their inquiry from the Corporate Resources Division or the body of Iberdrola that assumes its duties. The members of the Board of Directors shall follow the same procedure, submitting their questions to the Office of the Secretary of the Board, which will make a decision following consultation, if applicable, with the Unit.

3. Transactions in Affected Securities shall be suspended for the seven (7) days preceding each presentation of profits or losses, which date shall be previously communicated by the Unit to the Affected Persons. The Unit may provide that the aforementioned period be greater and also apply the rules on suspension of Transactions in Affected Securities to other cases in which, because of their nature, such suspension is advisable, of which it shall notify the Affected Persons and inform the Audit and Compliance Committee at the next meeting held by it.

4. The Unit may resolve that the conduct of any Transactions in Affected Securities or of Transactions in Affected Securities whose amount exceeds a certain threshold be submitted for prior authorization, of which it shall notify the Affected Persons.

Article 6. Notification of Transactions in Affected Securities

1. Within five (5) business days of carrying out any Transactions in Affected Securities, Affected Persons shall deliver to the Unit a report indicating the date, the holder, the type, the volume, the price of the transaction, the number and identity of the Affected Securities, the market on which the transaction has been carried out, the name of the Affected Person or, where applicable, the name of any of the persons mentioned in the second sub-section of Article Four above, as well as the broker through which the transaction was effected.

2. Affected Persons – other than members of the Board of Directors – shall report to the Corporate Resources Division, or to the body of Iberdrola that assumes its duties, any portfolio management contracts executed by them within five (5) business days of the date of execution, and shall provide the above-mentioned body, on a semi-annual basis, with a copy of the information sent to them by the portfolio manager in relation to the Affected Securities, including the date, number, price and type of transactions conducted. Members of the Board of Directors shall send all notifications to the Office of the Secretary of the Board.

3. The provisions of the foregoing paragraphs shall be deemed to be without prejudice to the obligations binding upon Directors and managers to report [information] to the National Securities Market Commission *[Comisión Nacional del Mercado de Valores]* (CNMV) and/or to the Stock Exchanges. For purposes of the provisions of this Article, manager shall mean any senior-level officer who has habitual access to non-public information that is directly or indirectly related to the issuer and who, in addition, has the power to adopt management decisions affecting the future development and the business prospects of the issuer.

   The Unit shall inform each of the persons to whom this sub-section applies of the obligation to comply with it.

TITLE III. TREATMENT OF NON-PUBLIC INFORMATION AND OF SIGNIFICANT INFORMATION

Article 7. Non-Public Information

1. The heads of the various Divisions and/or persons in charge of financial or legal transactions under study or negotiation who receive or generate information that may qualify as Non-Public Information must report any such circumstance to the Unit on a case-by-case basis as soon as any such circumstance occurs, by a means which

adequately ensures the confidentiality of such information. The Unit may or may not determine the information to be Non-Public Information.

2. All Affected Persons, as well as Insiders, are required to be aware of and comply with the regulations and internal procedures established regarding the confidentiality of Non-Public Information. In addition, Affected Persons and Insiders shall at all times ensure that the Non-Public Information to which they have had access by reason of their duties is adequately safeguarded.

3. With respect to Non-Public Information, it shall be required to:

a) Limit knowledge thereof strictly to persons inside or outside the Iberdrola Group on a need-to-know basis only.

b) Keep a Registry of Insiders for each transaction, in accordance with the provisions of Article Three of these Regulations.

c) Establish security measures for the custody, filing, reproduction and distribution of, and access to, the Non-Public Information.

d) Monitor the changes in the market for the Affected Securities and the news reported by professional broadcasters of financial information and media regarding the Affected Securities.

e) Immediately report to the Unit on the status of a transaction that is currently under way, or provide a preview thereof, in case of unusual changes in trading volumes or prices of the Affected Securities and reasonable signs exist that such changes are the result of the early, partial or distorted disclosure of the transaction.

f) Subject transactions in the company's stock or financial instruments based thereon to measures aimed at preventing investment or divestment decisions from being affected by the knowledge of Non-Public Information.

4. All persons in possession of Non-Public Information are required to refrain from engaging, whether for themselves or on behalf of others, directly or indirectly, in the following conduct:

a) Preparing or carrying out any kind of transaction regarding the Affected Securities to which any such Non-Public Information may refer. This excludes preparing and carrying out transactions whose existence itself constitutes the Non-Public Information, as well as transactions effected pursuant to a pending obligation to acquire or transfer negotiable securities or financial instruments when such an obligation is contemplated in an agreement entered into before the person in question has come into possession of the Non-Public Information, or other transactions effected pursuant to applicable regulations.

b) Disclosing such information to third parties, other than in the normal course of work, business or duty.

c) Recommending a third party to acquire or transfer the Affected Securities or to have someone acquire or transfer the Affected Securities based on the Non-Public Information.

Article 8. Confidential Documents

1. Affected Persons and Insiders in possession of Confidential Documents shall act diligently in the use and handling thereof and shall be responsible for their custody and preservation and for keeping them confidential.

2. Specifically, and without prejudice to any additional measures that may be established by the Unit, Confidential Documents shall be subject to the following rules regarding the use, handling and processing thereof:

a) The persons in charge of the custody thereof shall be indicated. Such persons shall be those entrusted with coordination of the work to which the Non-Public Information refers.

In the case of electronic formats, adequate security mechanisms shall be established to limit access only to the persons in charge.

b) They shall be marked "confidential," with an indication that the use thereof is restricted. In the case of electronic formats, the confidential nature shall be indicated before the information can be accessed.

c) They shall be kept in places set aside for such purposes, and designated rooms, cabinets, or electronic formats shall be determined for filing purposes and fitted or equipped with special protective measures.

d) The reproduction of Confidential Documents shall require the authorization of the Director of the Area in charge of maintaining custody thereof. Recipients of reproductions or copies shall be advised of the prohibition against obtaining second copies and using the information for purposes other than those for which it was disclosed.

e) The distribution of Confidential Documents shall preferably be by means of hand delivery when they are in hard-copy format. If this is not possible, protective measures shall be maximized, and the persons in charge of keeping custody of the Confidential Documents shall be responsible for any such distribution. If the distribution is in electronic format, exclusive access by the recipient of the Confidential Documents shall be ensured.

f) The disposal of Confidential Documents shall be handled in such a way as to ensure the complete destruction thereof.

3. Divisions that handle Non-Public Information and any others determined by the Unit shall not allow access to their records, files and computer systems to any person who is not a member thereof, unless authorized by the Director in the customary decision-making processes previously established by Company Management.

Article 9. Significant Information

1. All Significant Information shall be immediately reported to the CNMV as soon as the fact becomes known, the decision has been adopted or the agreement or contract has been signed, prior to the disclosure thereof by any other means. In addition, any significant change that has occurred in the Significant Information reported shall be disclosed to the market immediately by the same means. The content of the report shall be truthful, clear, complete and, when so required by the nature of the information, quantified so as not to lead to confusion or deception. Once reported to the CNMV, the Significant Information shall be disclosed on the Company's website.

2. Significant Information shall be reported to the CNMV by the General Secretary and/or the Secretary of the Board of Directors or, in the absence thereof, by the Vice-Secretary of the Board or such person as is designated by any of the former. Notice shall be given to the Unit within the deadlines and in accordance with the formalities established in applicable regulations.

3. This duty of information shall not apply, provided that due confidentiality safeguards are maintained, to acts of analysis, preparation or negotiation prior to the adoption of decisions regarded as significant. In particular: (i) ongoing negotiations, or circumstances related thereto, when the outcome or normal progress of such negotiations may be affected by the public dissemination of the information, as well as (ii) the decisions adopted or the agreements entered into by the Company's management decision-making body which require the approval of another body of the Company or of the Iberdrola Group to become effective, whenever the public dissemination of the information prior to such approval may jeopardize the correct assessment of the information by the market.

   Notwithstanding the foregoing, the Company shall immediately disseminate the information if it cannot guarantee the confidentiality thereof.

4. The Company shall not combine, in a manner that may be deceptive, the disclosure of Significant Information to the market with the commercialization of its activities.

5. Meetings of a general nature with analysts, investors or the media shall be planned in advance so as to ensure that persons participating in any such meetings do not disclose

Significant Information that has not been previously disclosed to the market as indicated in this article.

Article 10. Manipulation of Market Prices

1. Affected Persons and Insiders shall refrain from preparing or engaging in any type of practice that distorts the free formation of prices on securities markets.

2. Such transactions or orders include:

   a) Transactions or orders that provide or may provide false or misleading signs regarding the supply, demand, or price of negotiable securities or financial instruments.

   b) Transactions or orders that assure, through the concerted action of one or more persons, the price of one or more financial instruments at abnormal or artificial levels, unless the person who has engaged in the transactions or issued the orders can show legitimate reasons which are consistent with accepted market practices in the regulated market in question.

   c) Transactions or orders that use fictitious devices or any other form of deception or scheming.

   d) Transactions or orders that involve the disclosure of information through the media, including the Internet, or through any other medium, providing or which may provide false or misleading signs concerning financial instruments, including the spreading of rumors and false or misleading news, when the person disclosing them knows or should have known that the information was false or misleading.

3. The following acts shall also be deemed to amount to practices that distort the free formation of prices:

   a) The acts of a person or of several persons acting in concert directed at ensuring for themselves a dominant position on the supply of or demand for a security financial instrument, resulting in the direct or indirect establishment of purchase or sale prices or other non-equitable trading conditions.

   b) The sale or purchase of a security or financial instrument at the close of the market with the effect of misleading investors who act on the basis of closing prices.

   c) Taking advantage of the occasional or periodic access to traditional or electronic media by expressing an opinion regarding a security or financial instrument or, indirectly, the issuer thereof, after having taken positions on such security or financial instrument and having thus benefited from the repercussions of the

opinion expressed on the price of such security or financial instrument, without having simultaneously disclosed such conflict of interest to the public opinion in an adequate and effective fashion.

TITLE IV. CONFLICTS OF INTEREST

Article 11. Conflicts of Interest

1. The provisions of this Article shall apply to Persons Subject to Conflict of Interest Rules, which term includes both Directors of the Company and Senior Managers and those persons designated by the Unit in view of the possibility that they be subject to potential conflicts of interest by reason of the position they hold at the Company or in its Group. The Unit shall inform such persons of their status as Persons Subject to Conflict of Interest Rules.

2. A conflict of interest shall be deemed to be any situation in which the interests of the Company or of the companies forming part of the Iberdrola Group directly or indirectly clash with the personal interest of the Person Subject to Conflict of Interest Rules. A personal interest of the Person Subject to Conflict of Interest Rules shall be deemed to exist when the matter affects such person or another person related thereto.

3. Directors of the Company shall be governed in this field by the provisions of the Regulations of the Board of Directors and the rules that the Board of Directors may have made by way of implementation of such Regulations of the Board of Directors.

4. Persons Subject to Conflict of Interest Rules other than the Directors of the Company shall comply with the following general operating principles:

    a) Independence: Persons Subject to Conflict of Interest Rules must at all times act with independent judgment, with loyalty towards the Company and its shareholders and regardless of their own or third parties' interests. Accordingly, they must refrain from giving priority to their own interests at the expense of those of the Company.

    b) Abstention: Persons Subject to Conflict of Interest Rules must refrain from participating in or influencing the making of decisions that may affect the persons or entities with which a conflict exists and from accessing confidential information affecting such conflict.

    c) Communication: Persons Subject to Conflict of Interest Rules must notify the Corporate Resources Division of the Company of the conflicts of interest to which they are subject.

The provisions of this Article may be further elaborated upon by corresponding rules approved by the Board of Directors of the Company.

Article 12. Transactions with Persons Subject to Conflict of Interest Rules

Transactions between the Company or the companies forming part of its Group and any of the Persons Subject to Conflict of Interest Rules shall be carried out under arm's length conditions and in compliance with such other rules as may be made by the Board of Directors of the Company by way of elaboration upon the provisions of this Article.

TITLE V. REGULATORY COMPLIANCE UNIT

Article 13. Regulatory Compliance Unit

1. The Unit, a collective body reporting to the Office of the General Secretary, shall consist of the following members: the General Secretary, who shall preside over the Unit, the Director of Regulatory Compliance, who shall be the Director of the Unit and shall be appointed by the General Secretary of the Company, to whom he shall report, and at least one representative of each of the following Divisions of the Company: (i) the Strategy Division; (ii) the Economic and Financial Division; (iii) the Corporate Resources Division; and (iv) the Monitoring Division, or such bodies of Iberdrola as may in future assume the duties of such Divisions. The appointment or removal of the Director of the Unit shall be reported to the Audit and Compliance Committee. In addition, a Secretary of the Unit shall be appointed, who need not be any of the persons mentioned in this paragraph, whose duties shall include, among others, preparing the minutes of the meetings of the Unit.

2. The Secretary General or the Director of the Unit may call other managers of the Company to attend the meetings of the Unit or seek their opinion at any time.

3. The Unit shall ensure that these Regulations are observed, and its functions shall include:

    a) Promoting the awareness by Affected Persons and by the Iberdrola Group in general of these Regulations and other rules governing conduct with respect to the Securities Markets.

    b) Answering any questions or queries that may arise in connection with the content, interpretation, application or fulfillment of these Regulations that may be raised by the Corporate Resources Division or the Office of the Secretary of the Board, without prejudice to the possibility of submitting any questions to the Board of Directors.

    c) Determining the persons who are to be considered Affected Persons for purposes of these Regulations pursuant to the provisions of Article Two.

    d) Preparing and updating the Registry of Affected Persons as provided in Article Two above.

e) Informing the Affected Persons of their inclusion in the Registry of Affected Persons and of the other circumstances referred to in the third sub-section of Article Two above.

f) Keeping a copy of the Registry of Affected Persons and of the Registries of Insiders in electronic format available to the supervising authorities, as provided in Articles Two and Three above.

g) Determining the securities, instruments and contracts which are to be considered Affected Securities for purposes of these Regulations pursuant to the provisions of sub-section fourteen of Article One.

h) Determining the Transactions in Affected Securities deemed to be prohibited pursuant to the provisions of letter b) of the first sub-section of Article Five.

i) Determining the information to be considered as Non-Public Information for purposes of these Regulations pursuant to the provisions of Article Seven.

j) Establishing and modifying criteria, definitions and procedures in connection with the duties and obligations prescribed in these Regulations when deemed necessary for a correct interpretation and implementation hereof.

k) Determining the restricted-access records, files and electronic systems for the purpose of using, processing and handling Non-Public Information pursuant to the provisions of letter c) of the second sub-section of Article Eight.

l) Identifying those persons, other than Directors of the Company and Senior Managers, who must be included in the concept of Persons Subject to Conflict of Interest Rules pursuant to the first sub-section of Article Eleven above.

m) In general, developing the procedures and rules deemed appropriate for the application of these Regulations.

4. The Unit may request of the Corporate Resources Division, as well as of any other Division of Iberdrola, such data and information as it deems necessary for the performance of its duties.

5. The Unit shall inform to the Audit and Compliance Committee of the measures taken to promote knowledge of and ensure compliance with these Regulations and the applicable rules and regulations concerning the Securities Market at least on a quarterly basis, and whenever it may see fit or be required to do so.

6. In addition, the Unit shall notify both the Office of the Secretary of the Board of Directors and the Corporate Resources Division or the body of Iberdrola that assumes its duties of the conclusions and resolutions adopted by it in the performance of its duties.

7. The Unit may include in the Company's Intranet a website to which all Affected Persons and the persons included in a Registry of Insiders will have access and which shall contain at least the following documents:

   a) The Regulations.

   b) The rules implementing the Regulations.

   c) A description of the interpretations of aspects of the Regulations that have given rise to questions.

   d) The forms required to seek authorizations or make any mandatory communications.

TITLE VI. BREACH AND EFFECTIVENESS OF THESE REGULATIONS

Article 14. Breach

Failure to comply with the provisions of these Regulations shall have the consequences provided for by applicable law.

Article 15. Effectiveness

These Regulations shall take effect thirty (30) days after satisfaction of the condition precedent upon which the approval hereof has been made contingent by the Board of Directors.

ANNEX

INTERNAL REGULATIONS FOR CONDUCT IN THE SECURITIES MARKETS OF IBERDROLA, S.A. AND ITS GROUP OF COMPANIES

Consent Statement

To the Regulatory Compliance Unit

(with a copy to the General Secretary, Secretary of the Board of Iberdrola, S.A. or the Corporate Resources Division, if applicable)

The undersigned, ..., hereby declares that he/she has received a copy of the restated text of the Internal Regulations for Conduct in the Securities Markets (the "Regulations") and expressly states that he/she is in agreement with the rules contained therein.

Moreover, the undersigned declares that he/she directly or indirectly holds the following Affected Securities (as such term is defined in the Regulations):

Nature and number of Securities: ....

Issuing entity: ....

In addition, the undersigned declares that he/she has been informed:

(i) That the improper use of the non-public information to which he/she may have access might amount to a very serious infringement provided for in Section 99 o) of Law 24/1998, of July 28, on the Securities Markets ("LMV"), a serious infringement contemplated in Section 100 x) of such Law, or the crime of abuse of non-public information in the stock exchange market contemplated in Section 285 of Organic Law 10/1995, of November 23, approving the Criminal Code.

(ii) That the improper use of non-public information may be punished in the manner provided by Sections 102 and 103 of the LMV and by Section 285 of Organic Law 10/1995, of November 23, approving the Criminal Code, with fines, public reprimands, removal from office and imprisonment.

Finally, pursuant to the provisions of Organic Law 15/1999, of December 13, on the Protection of Personal Data, the undersigned has been informed that his/her data of a personal nature contained in this statement and on occasion of the notifications made in compliance with the Regulations shall be included in a computer file of ...., who

is responsible for such file, domiciled at ...., in order to comply with the provisions of the Regulations.

In addition, the undersigned declares that he/she has been informed that he/she may exercise the rights of access, rectification, deletion or opposition, based on the provisions of applicable law in connection therewith, by contacting in writing the person responsible for the file.

In ...., on this .... day of 2......

Signed: ....

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

IBERDROLA IBE-WATCH

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

UPCOMING EVENTS

2007 FIRST QUARTER RESULTS: April 26th. More details will be provided.

IBERDROLA´s Net Electricity Production (provisional) (*)

	January - March 2007		
SPAIN	GWh	% Weight	Vs 2006
Hydro	4,598	25.3%	113.3%
Nuclear	6,509	35.7%	-2.3%
Coal	1,212	6.7%	-28.6%
Fuel-Oil	15	0.1%	-97.3%
Combined Cycle	2,719	14.9%	-33.0%
Cogeneration	430	2.4%	14.7%
Renewables	2,725	15.0%	21.0%
Wind	2,578	[illegible]	23.2%
TOTAL	18,208	100.0%	2.5%
Demand	26,756		2.0%
Hydro Reservoir levels at 03.31.07	7,154 GWh (63.4%)		

LATAM	GWh	% Weight	Vs 2006
Hydro	263	4.0%	14.3%
Combined Cycle	6,161	94.1%	22.4%
Cogeneration	120	1.8%	-1.6%
TOTAL	6,544	100.0%	21.5%
Demand (managed)	7,254		6.2%

GROUP	GWh	Vs 2006
TOTAL NET PRODUCTION	24,752	6.9%
TOTAL DEMAND	34,010	2.9%

(*)Production acorded to the consolidation method used

Spanish Energy Balance (Provisional. Source: Red Eléctrica de España, S.A.)

	January - March 2007	
	GWh	Vs 2006
Hydro	8,857	55.3%
Nuclear	15,743	-2.0%
Coal	16,798	-9.2%
Fuel-Oil	554	-69.8%
Combined Cycle	13,965	-13.1%
GROSS PRODUCTION O. Regime	55,916	-3.9%
Own consumption	-2,097	-11.3%
Special Regime	15,307	11.8%
NET PRODUCTION	69,126	-0.5%
Pumping consumption	-1,229	-16.0%
International Exchanges	-407	N/A
DEMAND IN TRANSMISSION	67,491	1.8%

Wholesale Market data

	Jan. - March 2007
Total Markets average price (€ / MWh) (*)	40.82
Iberdrola's total market share (**)	26.45%

(*) Capacity payments not included.
(**)Iberdrola's total Production over Total Demand in Spain

IBERDROLA IBE-WATCH

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

IBERDROLA´s Installed Capacity (provisional)

SPAIN	Q1 2006 MW	Q1 2006 % Weight	Q1 2007 MW	Q1 2007 % Weight
Hydro	8,819	35.8%	8,842	33.9%
Nuclear	3,344	13.6%	3,344	12.8%
Coal	1,253	5.1%	1,253	4.8%
Fuel-Oil	2,889	11.7%	2,889	11.1%
Combined Cycle	4,000	16.3%	4,800	18.4%
Cogeneration	387	1.6%	404	1.5%
Renewables	3,914	15.9%	4,552	17.5%
TOTAL	24,606	100.0%	26,084	100.0%

LATAM	MW	% Weight	MW	% Weight
Hydro	299	9.1%	307	6.9%
Combined Cycle	2,897	88.1%	4,018	90.9%
Cogeneration	93	2.8%	93	2.1%
TOTAL	3,289	100.0%	4,418	100%

GROUP	MW	% Weight	MW	% Weight
Hydro	9,118	32.7%	9,149	30.0%
Nuclear	3,344	12.0%	3,344	11.0%
Coal	1,253	4.5%	1,253	4.1%
Fuel-Oil	2,889	10.4%	2,889	9.5%
Combined Cycle	6,897	24.7%	8,818	28.9%
Cogeneration	480	1.7%	497	1.6%
Renewables	3,914	14.0%	4,552	14.9%
TOTAL INSTALLED CAPACITY	27,895	100.0%	30,502	100%

IBERDROLA´s Emissions Indicators (provisional)

	Q1 2006	Q1 2007
C02 emissions over the period (gr. CO2 /KWh): Total	247	188
C02 emissions over the period (gr. CO2 /KWh): Spain	212	133
Emission-free production: total (GWh)	11,301	14,095
Emission-free production: Spain (GWh)	11,071	13,832
Ratio of emission-free production to total production (%)	48.8%	56.9%
Ratio of emission-free production in Spain to total production (%)	62.3%	76.0%
Total emission-free installed capacity: Total (MW)	16,376	17,045
Total emission-free installed capacity: España (MW)	16,077	16,738
Emission-free installed capacity: Total (%)	58.7%	55.9%
Emission-free installed capacity: España (%)	65.3%	64.2%

IBE-WATCH

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

Stock Market

	Iberdrola	Ibex 35	EuroStoxx Utilities
	January – March 2007		
Max (Date)	35.67 (03/29/07)	14,915.8 (02/19/07)	533.06 (02/07/07)
Min (Date)	31.93 (01/18/07)	13,602.4 (03/14/07)	493.22 (03/05/07)
Quartely Change	6.85%	3.5%	2.13%

Iberdrola, Ibex35 & EuroStoxx Utilities in 2007
(January 1 - March 31)


110
105
100
95
Iberdrola
IBEX 35
EUROSTOXX Utilities

Ratios	
Market Capitalization (03/31/07)	31,906
P/E (price at 03/31/07 / EPS 06)	19.2
P/BV (price at 03/31/07 / Equity 06)	3.0

Dividend Information	
Gross Interim (01/02/07)	0.450
Gross Additional (to be paid 07/02/07)	0.613
Dividend Yield (Div. paid / Close price 06)	3.21%

No. 82-03382

IBERDROLA IBE-WATCH

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

Financials

	2006 MM€	2006 Vs. 2005 (%)
Gross Margin	5,800.3	+17.3
EBITDA	3,889.7	+15.2
EBIT	2,654.5	+17.3
Profit before taxes	2,386.2	+21.9
Net profit	1,660.3	+20.1

	MM€	Vs. 2005
Total Assets	33,061	+2,582
Equity	10,567	+1,152
Net Debt Adjusted (1)	13,119	+908
Capex	2,899	+698

(1) Includes the amounts corresponding to the tariff insufficiency: €1,341 million as at December 2005 and €572 million corresponding to 2006.

	2006	2005
EPS	1.84	1.53
CFPS	2.93	2.60
Gearing (2)	55.4	56.5

(2) Net debt/(Net debt + Shareholder's equity). Includes financing of the tariff insufficiency. Not including this issue, leverage as at December 2005 would stand at 53.6% and at 54.3% in Dedember 2006.

	Senior Unsecured Debt Credit Rating	Outlook
S&P	A	Credit watch negative
Moody's	A2	Credit watch negative
Fitch	AA-	Credit watch negative

NOTE: Since the asset acquisition agreement signed with Gas Natural, S&P, Moody's and Fitch put the ratings of IBERDROLA's Senior Debt on "credit watch with negative implications", "review for a possible downgrade" and "credit watch negative (RWN)", respectively.
In February 2006, Fitch upgraded IBERDROLA's rating from A+ to AA- as a result of a change in its method of analysis, and S&P downgraded it in December 2006 from A+ to A, following the announcement of the transaction with ScottishPower.

Sustainability

Sustainability	Rating / Situation
Dow Jones Sustainability World Index 06	74 points / Sustainability Leaders Group
Dow Jones Sustainability Stoxx Index 06	74 points / Sustainability Leaders Group
Climate Leadership Index	Only utility in Spain to be included in the index
Storebrand Investment SRI	Best in Class, 2nd global utility
OEKOM	B- / Group of leaders: Top Spanish company. Top 3 in the *Worldwide Utilities*
Global 100 Most Sustainable Corporations in the Wo	IBERDROLA among the 100 most sustainable companies in the world
Global Roundtable on Climate Change	IBERDROLA one of the developers
Pacific Sustainability Index (PSI)	Group of leaders: Among the top 3 in the *Energy & Utilities Sectors* category
Business Week Climate Group	Group of leaders: Among the top 3 in the ranking of most outstanding companies.
INNOVEST	Included in group 5 "Best in Class" in the utilities industry.
VIGEO	Ranking of from neutral to positive in the main categories
CR- Risk. University Hamburg & SRI Deutsche Bank	30.5 points. IBERDROLA in leading Group in utilities
EIRIS - Evaluator of FTSE4GOOD	IBERDROLA is in the process of evaluation
Corporate reputation	
MERCO	Ranked 8th. Leader in the energy, gas, and water industry
Corporate governance	
FTSE ISS Corporate Governance Index (CGI)	Index Ranking 76,4. Industry Ranking 71,4.

LEGAL NOTE

" This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola S.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration."

No. 82-03382

Comisión Nacional del Mercado de Valores.

To the attention of: Manuel Mas Sirvent
Market Area Manager
Madrid

Subject: Significant event

Dear Sirs,

We hereby communicate that IBERDROLA, S.A., according to the authorisation granted by the Shareholders meeting held on 29th March 2009, has carried out the following share transactions of own shares on the trading session of 3rd April 2007.

Date	Purchase (P) / Sale (S)	Number of shares	Price
03/04/2007	S	10,000	36.85
03/04/2007	S	20,000	36.88
03/04/2007	S	10,000	36.90
03/04/2007	S	20,000	36.95
03/04/2007	S	10,000	36.98
03/04/2007	S	55,000	37.00

Resulting from these transactions, own portfolio level attains to 0.59% of the share capital of the Company.

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 4th April 2007

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval in any jurisdiction with respect to the proposed offer (the "Offer") by Iberdrola S.A. ("Iberdrola") of ScottishPower plc ("ScottishPower") ordinary shares, nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The shares to be issued in connection with the proposed Offer may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

If and when Iberdrola commences the Offer for the ordinary shares of ScottishPower and the Offer is implemented by way of a Scheme of Arrangement under the U.K. Companies Act 1985, as amended (the "Scheme"), any securities of Iberdrola issued to existing ScottishPower shareholders in connection with the Offer will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower will furnish the Offer document to the SEC under cover of a Form 6-K. Under U.S. securities laws applicable to such circumstances, ScottishPower shareholders and holders of ScottishPower ADSs who are affiliates of ScottishPower or Iberdrola prior to, or will be affiliates of Iberdrola after, the effective date of the Offer will be subject to certain U.S. transfer restrictions relating to any Iberdrola shares received in connection with the Scheme.

Loan notes that may be issued in connection with the Offer have not been and will not be registered under the Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, loan notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and state securities laws.

If and when Iberdrola determines to commence the Offer by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the "Takeover Offer") rather than the Scheme, Iberdrola will, to the extent that the shares issued in connection with the proposed Takeover Offer are required to be registered in the United

States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission ("SEC"). **Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola, ScottishPower, the Offer and any Takeover Offer. ScottishPower shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to the Offer.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Offer disclaim any responsibility or liability for the violation of such restrictions by any person.

The issued shares related to the offer cannot be offered or sold in the USA, except by means of a effective notification statement, as provided by the Securities Act or, in consideration of a valid exemption of the notification obligation.

Comisión Nacional del Mercado de Valores.

To the attention of: Manuel Mas Sirvent
Market Area Manager
Madrid

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the grounds of a discretionary management of the clients' / investors' funds on the indicated date.

Type of transaction	Number of shares	Price	Date
PURCHASE	26,500	33.53	03/04/2007
PURCHASE	37,599	37	03/04/2007
SALE	428	35.47	03/04/2007
SALE	572	35.48	03/04/2007
CLEARANCE	15,210	-	03/04/2007

(*) Portfolio clearance from another entity

Product name (*)	Type of transaction	Number of shares to which the derivative refers	Strike price	Class (American / European)	Date of transaction	Maturity date

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 4th April 2007

We hereby communicate that IBERDROLA S.A., according to the authorisation granted by the Shareholders meeting held on 29th March 2009, has carried out the following transactions of own shares on the trading session of 4th April 2007.

Date	Purchase (P) / Sale (S)	Number of shares	Price
04/04/2007	S	10,000	36.85
04/04/2007	S	5,000	36.88
04/04/2007	S	6,000	36.90
04/04/2007	S	4,000	36.96
04/04/2007	S	20,555	36.98
04/04/2007	S	15,000	37.00
04/04/2007	S	15,000	37.06
04/04/2007	S	25,000	37.35

Resulting from these transactions, its own portfolio level attains to 0.57% of the share capital.

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 4th April 2007

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval in any jurisdiction with respect to the proposed offer (the "Offer") by Iberdrola S.A. ("Iberdrola") of ScottishPower plc ("ScottishPower") ordinary shares, nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The shares to be issued in connection with the proposed Offer may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

If and when Iberdrola commences the Offer for the ordinary shares of ScottishPower and the Offer is implemented by way of a Scheme of Arrangement under the U.K. Companies Act 1985, as amended (the "Scheme"), any securities of Iberdrola issued to existing ScottishPower shareholders in connection with the Offer will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower will furnish the Offer document to the SEC under cover of a Form 6-K. Under U.S. securities laws applicable to such circumstances, ScottishPower shareholders and holders of ScottishPower ADSs who are affiliates of ScottishPower or Iberdrola prior to, or will be affiliates of Iberdrola after, the effective date of the Offer will be subject to certain U.S. transfer restrictions relating to any Iberdrola shares received in connection with the Scheme.

Loan notes that may be issued in connection with the Offer have not been and will not be registered under the Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, loan notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and state securities laws.

If and when Iberdrola determines to commence the Offer by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the "Takeover Offer") rather than the Scheme, Iberdrola will, to the extent that the shares issued in connection with the proposed Takeover Offer are required to be registered in the United

States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission ("SEC"). **Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola, ScottishPower, the Offer and any Takeover Offer. ScottishPower shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to the Offer.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Offer disclaim any responsibility or liability for the violation of such restrictions by any person.

The issued shares related to the offer cannot be offered or sold in the USA, except by means of a effective notification statement, as provided by the Securities Act or, in consideration of a valid exemption of the notification obligation.

04 April 2007

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Ignacio Sánchez Galán
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	02 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	471,204	(0.052%)		
(2) Derivatives (other than options)	-	-		
(3) Options and agreements to purchase/sell	-	-		
Total	471,204	(0.052%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,000	35.48 Eur
	2,000	35.50 Eur
	3,000	35.54 Eur

9,000	35.58 Eur
6,000	35.61 Eur
2,969	35.67 Eur
40,300	35.70 Eur
1,500	35.76 Eur
2,500	35.79 Eur
3,500	35.83 Eur
7,500	35.91 Eur
6,980	35.98 Eur
11,500	36.05 Eur
4,000	36.08 Eur
4,051	36.15 Eur

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	04 April 2007
Contact name	Enam Miah
Telephone number	+44 (0)207 6780258
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Director of offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc (the "Acquisition"), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the "Scheme"), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the "Offer") rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission ("SEC"). **Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc, the Acquisition and any Offer. ScottishPower shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to the Acquisition.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Other communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the grounds of a discretionary management of the clients' / investors' funds on the indicated date.

Type of transaction	Number of shares	Price	Date
CLEARANCE*	1,020	-	05/04/2007
PURCHASE	325	36.77	05/04/2007
PURCHASE	260	36.78	05/04/2007
PURCHASE	425	36.9	05/04/2007
PURCHASE	135	36.91	05/04/2007
PURCHASE	121	36.95	05/04/2007
PURCHASE	70	36.98	05/04/2007
PURCHASE	25,414	37	05/04/2007
PURCHASE	100	37.32	05/04/2007
SALE	554	36.83	05/04/2007
SALE	886	36.84	05/04/2007
SALE	1,060	36.85	05/04/2007
SALE	1,200	36.91	05/04/2007
SALE	420	36.93	05/04/2007
SALE	130	37.01	05/04/2007
SALE	180	37.32	05/04/2007
SALE	5,000	37.4	05/04/2007

(*) Portfolio clearance from another entity

Product name (*)	Type of transaction	Number of shares to which the derivative refers	Strike price	Class (American / European)	Date of transaction	Maturity date

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 10th April 2007

April 11, 2007

The deal is consistent with the Company's plans to exceed 10,000 MW in renewable energy capacity in 2011

IBERDROLA ACQUIRES U.S. WIND POWER COMPANY CPV WIND VENTURES LLC

- **The Company envisages investments around €1.5 billion on new projects at this company, bringing IBERDROLA's project pipeline in the U.S. to around 8,500 MW**
- **CPV Wind Ventures has projects in different phases of development across U.S. 15 states totalling 3,500 MW. It will start construction on its first wind farms next year**

IBERDROLA has reached agreement to acquire 100% of U.S. company CPV Wind Ventures LLC, headquartered in Silver Springs, Maryland. The deal fits with IBERDROLA's focus on international expansion, and in particular on expanding its presence in the U.S. wind power sector.

The purchase, which involves an initial disbursement of approximately €55 million and estimated future investments of around €1.5 billion, is currently pending approval from the appropriate authorities in the United States.

CPV Wind Ventures LLC has projects under development totalling 3,500 MW of wind power across 15 states and expects to start construction of its first wind farms next year. In relation to this construction programme, CPV Wind Ventures LLC has signed an agreement with General Electric to supply turbines by 2008. CPV Wind Ventures LLC was formed in 2005 through a joint venture between Competitive Power Ventures (CPV) and ArcLight Capital Partners.

IBERDROLA's focus on expansion in the wind power market of the United States reflects its major growth potential and fiscal incentives system supporting it. IBERDROLA now has around 8,500 MW in its project pipeline across the country.

In addition to the 3,500 MW from CPV Wind Ventures, IBERDROLA has 2,000 MW from Community Energy (CEI) projects in coastal regions of the country. Another 200 MW are in advanced stages of development. CEI sells more than 3,000 GWh of wind power to 10,000 residential customers, and has commercial agreements with nearly 20 electricity companies, both municipal and private. At the close of

2005 the company had two operating wind farms: Jersey-Atlantic (7.5 MW) and Bear Creek (24 MW).

Also, a few months ago, IBERDROLA acquired MREC Partners and its subsidiary Midwest Renewable Energy Projects, headquartered in Joice, Iowa, with a combined wind power capacity of 1,600 MW in the Midwest. This is in addition to an agreement with Gamesa to acquire U.S. wind farms between 2007 and 2009 with a combined installed capacity of close to 1,000 MW located in Pennsylvania, Texas, and Illinois.

International expansion is one of the central pillars of IBERDROLA's 2007-2009 Strategic Plan, with renewable energy a key component. In addition to growth in the United States, other international operations have recently included: an agreement with Italy's API group, purchase of Perfect Wind in France, an agreement with a company in northern China (township of Bayannaoer) to prospect for sites to install 1,000 MW of wind power, and the acquisition of wind farms in the United Kingdom.

IBERDROLA and Gamesa have signed the largest turbine supply contract in the history of the wind energy sector, surpassing €2.3 billion and coming into effect in projects in 2007-2009.

Leader in World-wide Wind Power

With 5,000 MW of generated wind power and another projected 2,000 MW from ScottishPower - whose acquisition, pending approval from the Court Session of Edimburgh, will close April 23 – IBERDROLA is world leader in the wind power sector.

In the coming years IBERDROLA plans to continue developing renewable energy technology – like wind – throughout the world while at the same time focusing on emerging renewable sources such as thermosolar, wave energy, biomass and bio-combustibles.

The Company's renewable generation installations at present are located in 13 Spanish regions and seven countries: Greece, Portugal, France, Poland, the United States, Germany and Brazil. With 8.7 times the amount of renewable power than it had in 2000, IBERDROLA projects to having 7,000MW in various operations by 2009 and over 10,000 MW in 2011. It has a project pipeline of 18,500MW of renewable power capacity in Spain and the rest of the world.

IBERDROLA

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola S.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

This communication and other documents relating to the Offer contain forward-looking information and statements about ScottishPower and Iberdrola and their combined businesses after completion of the proposed Offer and otherwise. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of ScottishPower and Iberdrola believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ScottishPower and Iberdrola shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ScottishPower and Iberdrola, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by ScottishPower and Iberdrola to the *Comisión Nacional del Mercado de Valores* and under "Risk Factors" in the annual report on Form 20-F for the year ended March 31, 2006 filed by ScottishPower with the SEC on June 30, 2006.

Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola or of ScottishPower. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola or ScottishPower or any of their respective members, directors, officers, employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included in documents relating to the Offer are based on information available to Iberdrola on the date thereof. Except as required by applicable law, Iberdrola does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IBERDROLA

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the grounds of a discretionary management of the clients' / investors' funds on the indicated date.

Type of transaction	Number of shares	Price	Date
PURCHASE	100	36.78	10/04/2007
SALE	150	36.75	10/04/2007
SALE	195	36.78	10/04/2007
SALE	70	36.79	10/04/2007
SALE	1,000	36.83	10/04/2007
SALE	260	36.85	10/04/2007
CLEARANCE**	300	-	10/04/2007

(**) Portfolio clearance to another entity

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American / European)	Date of transaction	Maturity date

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 11th April 2007

11 April 2007

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Juan Luis Arregui Ciarsolo
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	10 April 2007. In addition Juan Luis Arregui Ciarsolo (a Director of Iberdrola, S.A.) has dealt on previous dates during the offer period

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,000,200	(2.66%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,000,200	(2.66%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/Sale		Number of securities	Price per unit (Note 5)
Purchase	10 April 2007	663,271	36.79 Eur
Purchase	05 April 2007	901,729	36.92 Eur
Purchase	04 April 2007	1,850,000	36.98 Eur

Purchase	03 April 2007	1,100,000	36.90 Eur
Purchase	02 April 2007	1,075,000	35.80 Eur

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11 April 2007
Contact name	Enam Miah (ABN AMRO)
Telephone number	+44 (0)207 678 0258
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Director of offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc (the "Acquisition"), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the "Scheme"), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the "Offer") rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission ("SEC"). **Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc, the Acquisition and any Offer. ScottishPower shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to the Acquisition.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the grounds of a discretionary management of the clients' / investors' funds on the indicated date.

Type of transaction	Number of shares	Price	Date
PURCHASE	1,000	36.55	11/04/2007
PURCHASE	86	36.56	11/04/2007
PURCHASE	2,414	36.57	11/04/2007
PURCHASE	280	36.63	11/04/2007
SALE	24	36.21	11/04/2007
SALE	2,500	36.43	11/04/2007
SALE	1,000	36.54	11/04/2007
SALE	330	36.68	11/04/2007
SALE	670	36.88	11/04/2007
CLEARANCE*	4,200	-	11/04/2007

(*) Portfolio clearance from another entity

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American / European)	Date of transaction	Maturity date

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 12th April 2007

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the grounds of a discretionary management of the clients' / investors' funds on the indicated date.

Type of transaction	Number of shares	Price	Date
PURCHASE	1,100	35.9	12/04/2007
PURCHASE	760	35.95	12/04/2007
PURCHASE	2,500	36.22	12/04/2007
SALE	13,500	35.9	12/04/2007
SALE	464	35.93	12/04/2007
SALE	60	35.94	12/04/2007
CLEARANCE*	1,176	-	12/04/2007
CLEARANCE**	500	-	12/04/2007

(*) Portfolio clearance from another entity
(**) Portfolio clearance to another entity

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American / European)	Date of transaction	Maturity date

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 13th April 2007

END